SCA Annual Report 2009


SCA

Svenska Cellulosa Aktiebolaget

AR/S
12-31-09


10015460

c/o Life

Because our products make life easier for you and millions of people around the world. Because our resources and processes are a natural part of the global lifecycle. And because we care.

c/o Life is our way of expressing SCA's unique values, personality and direction.

Recognition

Dow Jones Sustainability Indexes Member 2009/10
SCA is included in the Dow Jones STOXX Sustainability Index and the Dow Jones Sustainability WORLD Index, which are two of the world's most prestigious sustainability indexes.

FTSE4Good
SCA has been listed on the FTSE4Good global sustainability index since 2001.

OMXSUSTAIN NASDAQ OMX
SCA is included in OMX GES Sustainability Nordic and OMX GES Sustainability Sweden, two indexes for responsible investments calculated by Nasdaq OMX in cooperation with GES Investment Services.

Folksam
The insurance company, Folksam, compiles an annual index for responsible business practices. In 2009, SCA shared the top spot when the marks for the environment and human rights were combined.

GRI REPORT A+ 3rd PARTY CHECKED
SCA applies the Global Reporting Initiative (GRI) at A level in its sustainability reporting. The report was audited by Pricewaterhouse-Coopers.

The Global Compact – We Support
In 2008, SCA became a UN Global Compact member. SCA's 2008 Communication on Progress report was selected as representative of Best Practice by Global Compact.

2009 World's Most Ethical Companies
SCA was named one of the world's most ethical companies by the Ethisphere Institute.

Global 100
SCA was ranked as one of the world's most sustainable companies by the responsible business magazine Canadian Corporate Knights.

Finforum-priset
SCA was honoured with the 2009 Finforum award by FAR SRS – an industry organisation for auditors and consultants – the Swedish Society of Financial Analysts SFF, the Swedish Public Relations Association and Irev. The commendation focused on SCA's expressed desire to contribute to sustainable development.

Contents

SCA at a glance

SCA creates value by fulfilling the needs of customers and consumers in a spirit of innovation, through continuous efficiency enhancements and with a clear desire to contribute to a sustainable development. The Group develops, produces and markets personal care products, tissue, packaging, publication papers and solid-wood products, and sells products in more than 100 countries. In 2009, SCA had annual sales of SEK 111bn (EUR 10.5bn) and about 50,000 employees.



Personal Care
The business area comprises three product segments: incontinence care, baby diapers and feminine care. Production is conducted at 23 facilities in 20 countries. Products are sold in more than 100 countries throughout the world.

Forest Products
Production comprises publication papers, pulp and solid-wood products, and is conducted at 12 facilities in three countries. Products are mainly sold in Europe, but also North America and Japan.





Tissue
Tissue consists of toilet paper, kitchen rolls, facial tissue, handkerchiefs and napkins. In the Away-From-Home (AFH) tissue segment, SCA delivers complete hygiene concepts to companies and institutions. Production is conducted at 36 facilities in 18 countries. Products are sold in some 80 countries throughout the world.



Packaging
SCA is a full-service supplier of packaging solutions and offers both transport and consumer packaging. Production is conducted at about 200 facilities in 28 countries. Products are sold in some 50 countries in Europe and Asia.

Group's largest markets


SEKm
Germany
UK
US
France
Italy
Sweden
Netherlands
Spain
0
4,000
8,000
12,000
16,000

	Net sales*	Operating profit*	Capital employed*	Operating cash flow*	Average number of employees*
Personal Care	23%	32%	11%	30%	15%
Tissue	37%	39%	35%	41%	36%
Packaging	25%	4%	24%	6%	41%
Forest Products	15%	25%	30%	23%	8%





SCA's sales by region


Europe, 75%
North America, 9%
Asia, 6%
Latin America, 5%
Australasia, 4%
Other countries, 1%

* Share of Group

The year at a glance

Net sales amounted to SEK 110,857m (110,449)
Profit before tax[1] totalled SEK 8,004m (6,237)
Earnings per share amounted to SEK 6.78 (7.94)
Proposed dividend is SEK 3.70 (3.50) per share

[1] Excluding items affecting comparability.



Net sales and operating margin
SEKm
%
100,000
80,000
60,000
40,000
20,000
0
10
8
6
4
2
0
2005
2006
2007
2008
2009
Net sales
Operating margin
Excluding items affecting comparability.
Cash flow from current operations
SEKm
10,000
8,000
6,000
4,000
2,000
0
2005
2006
2007
2008
2009
Earnings, dividend and cash flow per share
SEK
SEK
15
12
9
6
3
0
5
4
3
2
1
0
2005
2006
2007
2008
2009
Earnings
Cash flow from current operations
Dividend
Earnings do not include items affecting comparability.
Dividend for 2009 relates to the proposed dividend.

Key figures

	2009		2008		2007	
	SEK	**EUR[2]**	**SEK**	**EUR[2]**	**SEK**	**EUR[2]**
Net sales, SEKm/EURm	110,857	10,466	110,449	11,532	105,913	11,456
Operating profit	8,190	773	8,554	893	10,147	1,098
Operating profit[1]	9,648	910	8,554	893	9,847	1,066
Operating margin, %	7		8		10	
Operating margin, %[1]	9		8		9	
Profit before tax, SEKm/EURm	6,546	618	6,237	651	8,237	891
Profit before tax, SEKm/EURm[1]	8,004	755	6,237	651	7,937	859
Profit for the year, SEKm/EURm	4,830	456	5,598	584	7,161	775
Profit for the year, SEKm[1]	5,906	557	5,598	584	6,908	748
Earnings per share, SEK	6.78		7.94		10.16	
Earnings per share, SEK[1]	8.32		7.94		9.80	
Cash flow from current operations per share, SEK	16.36		5.42		6.42	
Dividend, SEK	3.70[3]		3.50		4.40	
Strategic investments, incl. acquisitions, SEKm/EURm	–3,082	–291	–4,873	–509	–5,887	–637
Equity, SEKm/EURm	67,906	6,577	67,252	6,147	64,279	6,792
Return on capital employed, %	7		8		11	
Return on equity, %	7		9		12	
Debt/equity ratio, multiple	0.60		0.70		0.58	
Average number of employees	49,531		51,999		50,433	

[1] Excluding items affecting comparability.
[2] See page 50 for exchange rates.
[3] Proposed dividend.

Strategy for difficult times yields results

In 2009, SCA increased profit before tax by 28% to SEK 8,004m[1], reversed a negative net cash flow to a positive SEK 5,985m, and reduced its indebtedness by SEK 6,572m. The Group continued to develop new products at an intensifying pace, advanced its positions in key growth markets, and strengthened global and regional brands.



The year 2009 represented one of the most dramatic economic shifts that SCA has ever experienced in its long history. Our response to a unique, uncertain economic situation was a concentrated strategy in the short term, with focus on three areas: costs and cash flow, capital efficiency and innovation.

Today, I can declare that we have improved in all three areas, thanks to the fantastic efforts of all our employees.

For SCA, the effects of the dramatic downturn in industrial production during the year were mainly felt in the packaging operation and the forest products operation. Initially, demand for corrugated board declined by between 10 and 30%, depending on the segment, but stabilised towards the end of the year, down 6% in total. Prices dropped by 10% during the year. For containerboard, rising inventory levels, combined with a weak demand scenario, created large imbalances and prices were put under pressure. Despite a slight recovery towards the end of the year, the price level was below the level in 2008 and large parts of the industry are unprofitable.

Demand in the market for publication papers declined by more than 15% during 2009. Overcapacity in the market is still a problem despite the termination of a large amount of production in the industry. The advertising sector reported weak business activity, resulting in thinner publications and declining circulations.

We were early to implement a number of structural, cost and efficiency programmes. Several action programmes were rapidly implemented in the forest products and packaging operations. These and other measures throughout the Group resulted in a SEK 1bn reduction in costs during the year. At the same time, the

[1] Excluding items affecting comparability.

Profit before tax	Cash flow from current operations, SEKbn	Net debt, SEKbn	Share attributable to Hygiene business
+28%	**+7.7**	**-6.6**	Sales **60%** Operating profit **71%**

cash flow from current operations was improved by SEK 7.7bn compared with the preceding year.

SCA's hygiene operation, which accounted for 60% of consolidated sales in 2009, is fundamentally much less sensitive to economic movements, but naturally the need for cost efficiency increases in more turbulent times. Our work during the year included streamlining our European plant structure for tissue. In Mexico, we are constructing a new tissue plant that will considerably strengthen our profitability in the region. Within Personal Care, we have upgraded production and the quality of our baby diapers.

An area that is every bit as important as reducing costs is creating the conditions for higher growth. An integral part of this ambition is our insight and innovation work. During the year, we invested considerable resources in greater consumer insight, in addition to trend, market and competitor intelligence, and research and design. We also reorganised the innovation work to ensure that we can deliver a larger number of products at an increasingly rapid pace. A more detailed description of our innovation work is presented on pages 16–21.

In our prioritised growth markets, the hygiene business grew by 10% and with our strong regional market positions as a base, we are broadening our product categories and product range. In 2009, for example, we initiated market testing in China for incontinence care and will continue with testing for baby diapers. Through our joint venture in Latin America, we acquired an Argentine company with a 20% market share in the feminine care segment. This acquisition provides SCA with a stable platform from which it can launch other strong brands in Argentina.

In conclusion, I can say that SCA effectively managed the recession and emerged in a favourable position thanks to a good mix in its product portfolio, rapid and flexible adaptation of the operation, and solid contributions from employees. Without reducing the pressure on our three strategic focus areas – costs and cash flow, capital efficiency and innovation – we can now add a fourth: growth.

We hold leading global and regional positions in the largest markets and in emerging markets. We have more successful products, stronger brands, and more rapid and innovative product development than in the past. This allows us to continue to create long-term value for our shareholders, customers, employees and other stakeholders.



Jan Johansson, President and CEO

The SCA share in 2009

The 2009 closing price on the Nasdaq OMX Stockholm for SCA's B shares was SEK 95.45 (66.75), corresponding to a market capitalisation of SEK 67bn (47). SCA's market capitalisation corresponds to approximately 2% (2) of the total market capitalisation on the Nasdaq OMX Stockholm. Since the beginning of 2009, the share price rose by 43%. During the same period, the Nasdaq OMX Stockholm rose by 47%. The highest closing price for SCA's B shares during the year was SEK 102.30, which was noted on 16 October. The lowest price was SEK 56.50 on 2 March. The proposed dividend is SEK 3.70 per share, see below under the section "Dividend." Viewed over a five-year period, the SCA share has demonstrated stronger performance than comparable industry indexes.

Trading in SCA shares

SCA shares are listed and traded primarily on the Nasdaq OMX Stockholm, and as American Depository Receipts (ADR level 1) in the US through the Bank of New York. In addition to indexes directly linked to the Stockholm Exchange, SCA is included in other indexes, such as the Dow Jones STOXX Index, FTSE Eurotop 300 and MSCI Eurotop 300.

SCA is also represented in sustainability indexes, including the FTSE4Good index and the Dow Jones STOXX Sustainability Index (both in the Dow Jones STOXX Sustainability Index and the Dow Jones Sustainability WORLD Index, which are two of the world's most prestigious sustainability indexes). SCA is one of only four Swedish companies that comply with the requirements for inclusion in the two Dow Jones indexes.

Liquidity

In 2009, the volume of SCA shares traded was 653 million (849), representing a value of approximately SEK 53bn (72). Average daily trading for SCA on the Nasdaq OMX Stockholm amounted to 2.6 million shares, corresponding to a value of SEK 211m (286).

Ownership

Some 58% (59) of the share capital is owned by investors registered in Sweden and 42% (41) by foreign investors. The US and the UK account for the highest percentage of shareholders registered outside Sweden, with 16% and 12%, respectively.

Dividend

The Board of Directors has proposed a dividend to shareholders of SEK 3.70 per share for 2009. The 2009 dividend represents a dividend yield of 3.9% per share, based on SCA's share price at the end of the year. SCA's dividend policy is described on page 8.

Ticker names

Nasdaq OMX Stockholm	SCA A, SCA B
New York (ADR level 1)	SVCBY

Price trend and share trading 2009


SEK
Thousand shares
120
100
80
60
40
20
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Jan. Feb. Mar. Apr. May Jun. Jul. Aug. Sep. Oct. Nov. Dec.
SCA B
OMXSPI
Daily trading

Price trend and share trading 2005–2009


SEK
Million shares
180
150
120
90
60
30
0
300
250
200
150
100
50
0
2005
2006
2007
2008
2009
SCA B
OMXSPI
Trading per quarter

Data per share

All earnings figures include items affecting comparability unless otherwise indicated.

SEK per share unless otherwise indicated	2009	2008	2007	2006	2005
Earnings per share after full tax:					
After dilution	6.78	7.94	10.16	7.75	0.61
After dilution, excluding items affecting comparability	8.32	7.94	9.80	7.75	6.30
Before dilution	6.78	7.94	10.17	7.76	0.61
Market price for B share:					
Average price during the year	83.18	84.76	119.00	107.24	88.95
Closing price, 31 December	95.45	66.75	114.50	119.17	99.00
Cash flow from current operations[1]	16.36	5.42	6.42	3.95	6.22
Dividend	3.70[2]	3.50	4.40	4.00	3.67
Dividend growth, %[3]	5	6	9	9	9
Dividend yield	3.9	5.2	3.8	3.4	3.7
P/E ratio[4]	14	12	11	14	97
Price/EBIT[5]	13	11	12	14	57
Beta coefficient[6]	0.78	0.84	0.73	0.73	0.73
Pay-out ratio (before dilution), %	55	44	41	48	58
Equity, after dilution	96	95	91	83	80
Equity, before dilution	96	94	90	83	80
Average number of shares after dilution (millions)[7]	702.3	702.2	702.2	701.4	700.5
Number of registered shares 31 December (millions)[7]	705.1	705.1	705.1	705.1	705.1
Number of shares after full conversion (millions)[7]	705.1	705.1	705.1	705.1	705.1

[1] See definitions of key ratios on page 104.
[2] Board proposal.
[3] Rolling 10-year data.
[4] Share price at year-end divided by earnings per share after full tax and dilution.
[5] Market capitalisation plus net debt plus minority interests divided by operating profit. (EBIT = earnings before interest and taxes).
[6] Share price volatility compared with the entire stock exchange (measured for rolling 48 months).
[7] 2006 and 2005 adjusted for 3:1 split.

Shareholders by country, capital



- Sweden, 58%
- US, 16%
- UK, 12%
- Luxembourg, 3%
- Other, 11%

Shareholders by category, capital



- Institutions, 82%
- Private individuals, 18%

Source: Euroclear

SCA's ten largest shareholders

According to Euroclear's official share register for directly registered and trustee-registered shareholders at 31 December 2009, the following companies, foundations and mutual funds were the ten largest registered shareholders based on voting rights (before dilution):

Shareholder	No. of votes	Votes (%)	No. of shares	Holding (%)
AB Industrivärden	474,700,000	29.08	68,800,000	9.76
Handelsbanken*	220,649,640	13.52	34,195,812	4.85
SEB Funds and Life Assurance*	95,359,372	5.84	16,626,292	2.36
Skandia	59,692,590	3.66	7,835,418	1.11
Alecta	46,220,120	2.83	23,540,012	3.34
Swedbank*	15,335,228	0.94	15,307,967	2.17
Third Swedish National Pension Fund	15,245,097	0.93	7,617,984	1.08
Nordea Funds	14,381,684	0.88	4,697,594	0.67
Second Swedish National Pension Fund	12,808,528	0.78	8,715,166	1.24
Government of Norway	10,265,222	0.63	10,265,222	1.46

* Including mutual funds and foundations.

Shareholder structure

Holding	No. of shareholders	No. of shares	Holding (%)	Votes (%)
1–500	47,297	8,806,797	1.25	1.23
501–1,000	14,028	10,638,110	1.51	1.36
1,001–5,000	16,045	34,921,897	4.95	4.68
5,001–10,000	2,215	15,921,578	2.26	2.13
10,001–15,000	646	8,166,943	1.16	1.02
15,001–20,000	301	5,351,125	0.76	0.57
20,001–	1,314	621,303,644	88.11	89.00
Total	**81,846**	**705,110,094**	**100**	**100**

Source: Euroclear

Percentage of foreign ownership

	2009	2008	2007	2006	2005
%	42	41	43	43	39

Share distribution

31 December 2009	Series A	Series B	Total shares
Number of registered shares	103,035,353	602,074,741	705,110,094
of which treasury shares		2,767,605	

Shares issues, etc. 1993–2009

Since the beginning of 1993, the share capital and the number of shares have increased due to issues of new shares, conversions and splits, as detailed below:

		No. of shares	Increase in share capital, SEKm	Cash payment, SEKm	Series A	Series B	Total
1993	Conversion of debentures and new subscription through Series 1 warrants	4,030,286	40.3	119.1			
	New share issue 1:10, issue price SEK 80	17,633,412	176.3	1,410.7	62,145,880	131,821,657	193,967,537
1994	Conversion of debentures	16,285	0.2	–	62,145,880	131,837,942	193,983,822
1995	Conversion of debentures	3,416,113	34.2	–	62,145,880	135,254,055	197,399,935
1999	New share issue 1:6, issue price SEK 140	32,899,989	329.0	4,579.0	62,133,909	168,166,015	230,299,924
2000	Conversion of debentures	101,631	1.0	15.0	61,626,133	168,775,422	230,401,555
2001	New share issue, private placement	1,800,000	18.0	18.0	45,787,127	186,414,428	232,201,555
2002	New share issue through IIB warrants	513	0	0.1	41,701,362	190,500,706	232,202,068
2003	Conversion of debentures and subscriptions through IIB warrants	2,825,475	28.3	722.9	40,437,203	194,590,340	235,027,543
2004	Conversion of debentures	9,155	0.1	1.1	40,427,857	194,608,841	235,036,698
2007	Split 3:1	470,073,396	–	–	112,905,207	592,204,887	705,110,094

Strategy

Business concept

To sustainably develop, produce and market increasingly value-added products and services within Personal Care, Tissue, Packaging and Forest Products. SCA's products simplify the everyday lives of hundreds of millions of people around the globe. They also generate strong cash flows that enable favourable dividend growth and increased value for the SCA share.

Increased share for Hygiene business


% 100
75
50
25
0
1999
2009
Hygiene business
Packaging/Forest Products

Strategic focus

SCA's strategy is based on the Group's fundamental strength factors: customer and consumer insight, regional presence, global strength and sustainable development. The business stands on two pillars, the Hygiene businesses (Personal Care and Tissue) and Packaging/Forest Products, with varying strategic prerequisites. The overriding strategy is to shift the balance toward the hygiene operation to reduce the cyclical impact and ensure long-term and more stable profitability, expansion and dividend growth.

Significant potential in a strong base

HYGIENE BUSINESS

The Group's strategy in the short and medium term is to develop its already leading positions and strong profitability in Europe and in North and Latin America:

- Further strengthen Tena, SCA's brand for incontinence care, through continued growth in the premium range and strengthen presence in the economy segment.
- The leading positions in baby diapers in selected regions in Europe shall be strengthened through continued consumer-driven innovation and communication. Efficiency with respect to production and sale of baby diapers to retailer' brands shall be enhanced to boost profitability.
- Increased profitability and presence within feminine care in selected markets in Europe shall be achieved through product and range development.
- Strengthen established brands through range expansion.
- Continue strong profitability and organic growth for consumer tissue, raise margins through innovation, better product mix, distribution and marketing. SCA's share of brands shall steadily increase at the same time as retailers' brands shall be developed.
- Strengthen the position in the AFH-tissue segment, number one in Europe and number three in the US, through the global brand Tork. Innovation and increasing the share of system solutions are prioritised.

The rapidly growing markets outside Europe and the US currently account for about 25% of hygiene sales – a share that will increase in the years ahead.

- The strong position in several countries in Latin America, Southeast Asia as well as Russia and Eastern Europe will be prioritised in the medium-term perspective.
- To promote organic growth, SCA is investing in production, but selective acquisitions, such as Algodonera Aconcagua in Argentina in 2009, add to total growth.
- In 2009, SCA commenced large-scale testing in China of incontinence care products. SCA also owns a minority share in the Chinese tissue company Vinda.

PACKAGING AND FOREST PRODUCTS

In the packaging industry, overcapacity and weak demand remain a general problem.

- Through restructuring, cost and efficiency measures, SCA shall increase the operation's profitability. In 2009, substantial capacity reductions and productivity improvements were implemented at some 50 sites. On full implementation, the programme will yield annual savings of more than SEK 1bn.
- Review of the supply and market structure. Several projects are under way to identify more synergies within and between the corrugated board and containerboard operations. The focus on innovation and product development continues. Furthermore, SCA shall increase the share of products with higher value content and strengthen the service offering to customers.
- SCA's publication paper production shall be focused on profitable segments in magazine paper.
- Several investment decisions enable increased pulp production and a higher degree of self-sufficiency based on raw materials from the Group's forest holding.
- SCA's forest holding secures about half of the Group's timber needs and enables efficient raw material integration and cost control.
- To complement the forest operation, SCA conducts an extensive sawmill operation. The sawmill business is being progressively consolidated and the product offering is being upgraded to products with an increasing degree of value addition and customisation.
- The forest products business is also developing several important strategic initiatives to commercialise such renewable energy as wind power and biofuel.

Financial targets

The Group shall achieve a return on capital employed of 13% over an economic cycle.

Group 13%

Personal Care	Packaging
30%	10%
Tissue	**Forest Products**
13%	11%

Sustainability targets

Reduce carbon emissions from fossil fuels by 20% between 2005 and 2020	100% control of all fresh fibre-based raw material
Reduce water consumption by 15% and reduce organic content by 30% between 2005 and 2010	Compliance with Code of Conduct throughout the Group

Three themes to combat the recession

1. COST AND CASH FLOW

Costs were reduced by about SEK 1bn and cash flow from current operations was strengthened by SEK 7.7bn.

- Restructuring programme and savings measures in all parts of the Group reduced costs.
- Cash flow was strengthened due to higher operating cash surplus, reduced working capital and lower current capital expenditures.

2. CAPITAL EFFICIENCY

Enhanced productivity and efficiency in large areas of the Group contributed to increased capital efficiency.

- The tissue operation in Europe raised profitability through extensive rationalisations and closures of uncompetitive units.
- Packaging pursued a large number of projects to increase productivity in approximately 50 production units.

3. INNOVATION

Innovation is a fundamental theme in SCA's long-term strategy for growth and profitability. Examples:

- Continued product development and value-enhancing service offering in AFH under SCA's global brand Tork.
- Development work in the European consumer tissue business based on a new, consumer-driven brand platform.
- All manufacturing of baby diapers has been upgraded.
- Packaging successfully launched a proprietary packaging solution for the confectionery category.
- Forest Product's focus on high-quality publication paper, GraphoVerde, contributes to increased growth, as does the development of increasingly value-added window components for window manufacturers.

Expansion in the Hygiene business

Several factors support continued growth in the hygiene sector. There is a steady increase in the age of the world's population at the same time as large populations are emerging from poverty with greater disposable incomes. In mature markets, consumers are becoming increasingly aware of sustainability issues, while they also seek a higher level of comfort. SCA is responding to growth opportunities through a broad spectrum of activities: establishments in new markets through selective strategic acquisitions and the introduction of new products, as well as growth in established markets with launches and upgrades of products.

Examples:

- In China, SCA will train about 10,000 nurses over the coming 18 months, which supports the ongoing market tests to launch incontinence care. Increased knowledge reduces the taboos that surround incontinence and lead to increased use.
- High market shares in baby diapers in the rapidly expanding Malaysian market provides good opportunities for the launch of feminine care products.
- Strong local positions and brands provide support for the introduction of several product categories in many markets.
- The acquisition of Algodonera Aconcagua, with 20% of the market for feminine care products in Argentina, means that good opportunities exist to introduce other product categories.
- During the year, a successful launch in the Nordic region took place of Libero baby-care products, such as baby oil, nursing pads and wet wipes. Complementary products can utilise and strengthen SCA's brand in several markets.
- Tampons were introduced in Norway and the launch will continue in new markets in 2010. This further strengthens SCA's position in feminine care.

Return and capital structure

Required rate of return in operating activities
SCA measures and evaluates profitability in operating activities by monitoring return on capital employed (ROCE). The target for ROCE in the Group has been set at 13% and varies among the business areas based on their different circumstances.

Required rate of return on investments
SCA's required rate of return on expansion investments shall satisfy the return requirement assigned to each of the business areas. The required rate of return is determined by the capital market's estimated return requirement on an investment in SCA shares and current long-term interest rates. The return requirement, the weighted average cost of capital (WACC), is based on SCA's capital structure from a debt/equity ratio of 0.70.

Dividend policy
SCA aims to provide long-term stable and rising dividends. Over a business cycle, approximately one-third of cash flow from current operations (after interest expenses and tax) is normally allocated to dividends. If, in the long term, cash flow from current operations exceeds what the company can place in profitable expansion investments, the surplus shall be used to amortise loans or is returned to shareholders through higher dividends or share repurchases. The Board resolved to propose a dividend of SEK 3.70 for the 2009 financial year, corresponding to an increase of 5.7% compared with 2008. Accordingly, dividends have risen by an average of 5% per year over the past decade.

Capital structure
SCA's debt/equity ratio, measured as net debt in relation to recognised equity, was 0.60 at 31 December 2009. This was lower than SCA's long-term target of 0.7. The debt/equity ratio target of 0.7 takes into account SCA's business risk, the composition of the product portfolio and its substantial forest holdings. Periodically, the debt/equity ratio may deviate from the target. Over the past decade, the debt/equity ratio has varied between 0.39 and 0.70. SCA has a credit rating for long-term borrowing of Baa1/BBB+ and short-term borrowing of P2/A2 from Moody's and Standard & Poor's, respectively, and a short-term credit rating of K1 in Sweden from Standard & Poor's. During the autumn, Moody's changed its outlook for SCA from negative to stable. Standard & Poor's negative outlook for SCA remained unchanged. For more detailed information about SCA's financial risk management, see pages 50–51.

Incentive programme
SCA's incentive programme is designed to support the company's objective of creating shareholder value. The programme for senior executives has two components: achievement of cashflow, growth and earnings targets, which are determined annually by the Board, and the performance of SCA shares compared with an index consisting of SCA's largest global competitors. For more information about the structure of the programme, see Note 6 (Personnel and Board costs), on page 73.

Strategic investments, acquisitions and divestments


SEKm
6,000
5,000
4,000
3,000
2,000
1,000
0
–1,000
–2,000
–3,000
2005
2006
2007
2008
2009
Personal Care
Tissue
Packaging
Forest Products
Divestments

Key ratios

	2009	2008	2007
Operating margin (EBIT)			
Margin[1] (%)	8.7	7.7	9.3
Cash flow from current operations			
Outcome (SEK bn)	11.5	3.8	4.5
Return metrics			
Return on capital employed[1] (%)	8.6	8.1	10.2
Return on equity[1] (%)	8.8	8.7	11.3
Financial metrics			
Debt/equity ratio (multiple)	0.6	0.7	0.6
Market adjusted debt/equity ratio (multiple)	0.6	1.0	0.5
Debt payment capacity (%)	31	26	35

[1] Excluding items affecting comparability.

Dividend per share


SEK
5
4
3
2
1
0
Average cumulative growth: 5%
-00
-01
-02
-03
-04
-05
-06
-07
-08
-09

Board of Directors' Report

Operations and structure

SCA is a global hygiene and paper company that develops, produces and markets personal care products, tissue, packaging, publication papers and solid-wood products. SCA offers products that make everyday life for people considerably easier. Based on customer and consumer needs, new and more value-added products are constantly being developed for consumers, institutions, industry and the retail trade. SCA's products consist almost exclusively of renewable and recyclable materials.

Although Europe is SCA's main market, the Group also holds strong positions in North America, Latin America and Asia Pacific. Expansion takes place through organic growth and acquisitions, primarily within Personal Care and Tissue. SCA owns approximately 2.6 million hectares of forest land, which guarantees just under half of the Group's timber supplies and enables efficient raw material integration and effective cost control. SCA conducts extensive sawmill operations as a natural complement to the forest operations.

Organisation

SCA consists of four business areas – Personal Care, Tissue, Packaging and Forest Products. The business areas are organised in six business groups. The SCA Personal Care Europe business group manufactures and sells personal care products in Europe and Africa. SCA Tissue Europe's operations involve manufacture and sales of consumer and AFH tissue in Europe. Also located in Europe is the SCA Packaging Europe business group, which manufactures and sells packaging solutions, and the SCA Forest Products business group, which manufactures publication papers, pulp, timber and solid-wood products. The SCA Asia Pacific business group manufactures and sells packaging, personal care products and tissue. The SCA Americas business group includes both tissue and personal care products.

The Global Hygiene Category (GHC) is a unit that creates the potential for global growth in the hygiene categories. GHC shall focus on long-term strategies for all segments in tissue and personal care. To capitalise on synergies among the business areas, GHC is responsible for customer and consumer insight, innovation, technology processes and brand development.

Significant events during the year

SCA's joint-venture company in Colombia, Productos Familia S.A., acquired the Argentine company Algodonera Aconcagua. Although the operation is focused on feminine care, it also holds a small market share in the baby diapers and incontinence care segments. In addition, SCA decided to invest in a new production line for incontinence products at the plant in Veniov, Russia. In the European tissue operation, the Pratovecchio paper mill in Italy was divested.

During the year, a restructuring programme was implemented in the European packaging operation. Measures included the closure of a testliner mill in New Hythe and 11 corrugated board plants in Europe. SCA decided to invest in the containerboard mills in Aschaffenburg, Germany, and Munksund, Sweden.

Within the forest products operation, a decision was made to invest in Östrand pulp mill in Timrå, Sweden.

A detailed account of acquisitions, investments and divestments during the year can be found on page 11.

Significant events for each business area are detailed on pages 22–37.

Organisation


CEO and President
Corporate Staffs
Global Hygiene Category (GHC)*
SCA Personal Care Europe
SCA Tissue Europe
SCA Americas
SCA Asia Pacific
SCA Packaging Europe
SCA Forest Products

* GHC was established in 2008 to manage innovation, brand strategy and technology for the Group's hygiene operations.

Acquisitions, investments and divestments

SCA acquires company in Argentina through its Colombian joint venture
In October 2009, SCA's joint-venture company in Colombia, Productos Familia S.A., acquired the Argentine company Algodonera Aconcagua. The business is focused on feminine care products, an area in which Algodonera Aconcagua currently holds a market share in Argentina of approximately 20%, which puts the company in the number three position in the country. With respect to the market for feminine care, the three largest companies in the market account for roughly 80% of sales. Algodonera Aconcagua also has a small market share in baby diapers and incontinence care, which offers potential for future expansion in these segments. The acquisition provides SCA with a foothold in a new and attractive market with considerable growth potential. SCA's share of the purchase price amounts to SEK 78m, excluding the acquired portion of net debt totalling SEK 5m.

SCA upgrades energy plant at liner mill in Aschaffenburg, Germany
In April 2009, SCA decided to invest in the containerboard plant in Aschaffenburg, Germany, which is part of the packaging operation. The mill has a capacity of 350,000 tonnes and is SCA's most modern and efficient liner mill. More stringent emissions standards, with additional limitations on the amount of nitrous contaminants (NOx), require that the facility must be adapted. In conjunction with these adaptations, two gas-fired steam boilers will be installed. As a result, the mill gains maximum distribution between electricity and steam production, with high energy efficiency. It will be possible to increase capacity to 400,000 tonnes, with a positive annual effect on profit of about SEK 100m. This portion of the investment has a payback period of three years. The total investment will amount to SEK 635m and will be fully implemented in 2011.

SCA invests in personal care in Russia
In response to anticipated consumer needs, SCA decided to invest in a new production line for incontinence care products at its Veniov plant south of Moscow, Russia, which is part of SCA Personal Care. In 2008, SCA established a plant in the Moscow region, where it has since installed production facilities for baby diapers. This plant will be commissioned at the beginning of 2010. The Russian market for personal care products is characterised by rapid growth and the forecast is that the market for incontinence care products will expand significantly in the years ahead. The decision entails that SCA – once the plant is in place in 2011 – will be able to substantially reduce its import of products from its plants in Poland and the Netherlands. Accordingly, high duties and transportation costs will also be reduced. The investment cost for the new production line for incontinence care products is approximately SEK 138m.

SCA invests in increased efficiency and reduced emissions in Timrå, Sweden
In December 2009, SCA decided to invest in a new lime kiln at the Östrand pulp mill in Timrå, Sweden, part of the Forest Products business area. The investment will entail an annual increase in pulp production of 10,000 tonnes and an 80% reduction in fossil-based CO_2 emissions, since oil consumption will be replaced with biofuel. The investment will also cut chemical and maintenance costs. Östrand pulp mill produces 420,000 tonnes of chlorine-free bleached kraft pulp and approximately 90,000 tonnes of chemically treated mechanical pulp (CTMP). The new lime kiln is scheduled to enter service at the end of 2011 and enables future expansion in capacity at Östrand pulp mill. The investment amounts to about SEK 500m.

SCA invests in Munksund, Sweden
In December 2009, a decision was taken in packaging operations to replace the existing winder and install a new machine in Munksund mill, outside Piteå, Sweden. The new winder will improve delivery reliability, ensure future quality standards and slightly increase production capacity at the mill. The investment further improves production of the premium product SCA White Top Kraftliner, which is growing strongly in the market. This grade of containerboard has a full-cover white surface layer, which offers excellent printing characteristics. The new winder is scheduled to go online in spring 2011. The investment cost is estimated at SEK 255m.

SCA divests Pratovecchio paper machine in Italy
In December 2009, SCA sold its tissue facility and paper machine – with an annual capacity of about 20,000 tonnes – in Pratovecchio, Italy. The sale follows the March announcement of an action programme aimed at improving supply-chain operations in Italy by concentrating resources to facilities in the nearby Lucca region. The purchase price received amounted to SEK 65m, corresponding to the carrying amount of net assets.

Other Group information

Environmental impact

SCA conducts 14 operations for which a permit is required and six that are under obligation to submit reports in Sweden. Operations for which permits are required or reporting is mandatory account for 12% (17) of consolidated net sales.

Six permits relate to the manufacture of pulp and paper. These operations impact the environment through emissions to air and water, solid waste and noise. Seven permits relate to the production of solid-wood and value-added products, and biofuels. These operations affect the environment through noise and emissions to air and water. One permit relates to the manufacture of fuel pellets. This operation affects the environment through emissions to air and water, as well as noise.

The operations required to submit reports comprise the production of corrugated board (three plants), EPS packaging (two plants), and display packaging (one plant).

The production of corrugated board packaging, EPS packaging and display packaging impacts the external environment through emissions to air and water and by generating solid waste.

Research and development (R&D)

During the year, research and development costs amounted to SEK 738m (612), which is equivalent to 0.7% of consolidated net sales. Research and development is conducted both centrally and locally in the various business groups. The central activities are carried out in the form of R&D in the fields of materials and technology, while the local units work with product development, often in direct cooperation with customers.

Parent Company

The Group's Parent Company, Svenska Cellulosa Aktiebolaget SCA (publ), owns most of the forest land and other real estate relating to forestry operations, and grants felling rights for standing forest to the subsidiary SCA Skog AB. The Parent Company is otherwise a holding company, whose key tasks are to own and manage shares in a number of business group companies and to perform Group-wide management and administrative functions. In 2009, the Parent Company recognised operating income of SEK 196m (126) and reported a profit before appropriations and tax of SEK 33,351 (loss: 539). During the year, the Parent Company's net investments and divestments in shares and participations in companies outside SCA amounted to SEK 0m (0). Investments in property and plant totalled SEK 80m (176) during the year. Cash and cash equivalents at year-end were SEK 0m (0).

Distribution of shares

During the year, 7,904,854 Class A shares were converted into Class B shares. The proportion of Class A shares was 14.6% at year-end. The number of treasury shares amounted to 2,767,605. Earlier applicable employee option programmes expired during the year. Calculated in accordance with IFRS recommendations, the employee option programme does not entail any dilutive effect.

Dividend

The Board of Directors proposes that the dividend be raised by 5.7% to SEK 3.70 (3.50) per share, representing 55% of earnings per share and 23% of cash flow from current operations per share. The dividend is expected to total approximately SEK 2,599m (2,458). Accordingly, dividend growth in the most recent ten-year period has amounted to 5%. The Board's assessment is that the proposed dividend will provide the Group with the scope to fulfil its obligations and make the required investments. The record date for entitlement to receive dividends is proposed as 29 April 2010.

Holding of treasury shares

	Number	Nominal amount	Percentage of share capital	Paid/received remuneration
Total holding 1 Jan. 2002	1,800,000	18,000,000	0.78	18,090,000
Transferred in 2002	24,457	244,570	0.01	6,750,757
Transferred in 2003	65,426	654,260	0.03	15,972,803
Transferred in 2004	56,165	561,650	0.02	15,135,024
Transferred in 2005	51,669	516,690	0.02	13,496,430
Transferred in 2006	349,145	3,491,450	0.15	104,680,700
Transferred in 2007	252,902	2,015,340	0.09	62,751,693
Received from 3:1 split	2,154,576			0
Transferred in 2008	387,207	1,290,690	0.05	30,491,756
Total holding 31 Dec. 2009	**2,767,605**	**9,225,350**	**0.39**	**9,271,477**

See also Note 45.

Guidelines for remuneration of senior executives

The Board has decided to propose to the 2010 Annual General Meeting the following unchanged guidelines for determining salaries and other remuneration for senior executives to apply for the period following the Annual General Meeting.

"Remuneration to the CEO and other senior executives will be a fixed amount, possible variable remuneration, additional benefits and pension. Other senior executives include the Executive Vice President, Business Group Managers and equivalent, and Central Staff Managers. The total remuneration is to correspond to market practice and be competitive in the senior executive's field of profession. Fixed and variable remuneration is to be linked to the executive's responsibility and authority. For the CEO, as well as for other senior executives, the variable remuneration is to be limited and linked to the fixed remuneration. The variable remuneration is to be based on the outcome of predetermined objectives and, as far as possible, be linked to the increase of value of the SCA share, from which the shareholders benefit. Programmes for variable remuneration should be formulated so that the Board, if exceptional circumstances prevail, has the possibility to limit, or refrain from, payment of variable remuneration if such an action is considered reasonable and in compliance with the company's responsibility to shareholders, employees and other stakeholders.

In the event of termination of employment, the notice period should normally be two years should the termination be initiated by the company, and one year, when initiated by the senior executive. Severance pay should not exist.

Pension benefits are to be either defined benefit or defined contribution, or a combination of both, and entitle the senior executive to pension from the age of 60, at the earliest. To earn the pension benefits, the period of employment must be long term, at present 20 years. When resigning before the age providing entitlement to pension, the senior executive will receive a paid-up pension policy from the age of 60. The pension is not to be based on variable remuneration. Matters of remuneration of senior executives are to be dealt with by the Remuneration Committee and, as regards the President, be resolved by the Board of Directors."

The Board's proposal concurs with the guidelines adopted by the 2009 Annual General Meeting. For information concerning the company's application of these guidelines and information on the company's expenses, see Note 6 on pages 73–74.

Sales and earnings

Operating profit, excluding restructuring costs in packaging operations, improved by SEK 1,094m and amounted to SEK 9,648m (8,554). The Hygiene business, comprising Tissue and Personal Care, increased its operating profit by 66% and 11%, respectively. Forest Products increased earnings by 13% while Packaging's earnings fell by 72%.

Net sales

SCA's net sales rose slightly to SEK 110,857m, compared with SEK 110,449m in the preceding year. Sales for Personal Care and Tissue increased by 10 and 8%, respectively, mainly as a result of higher prices and an improved product mix. The sales increase in emerging markets was 13% for Personal Care and 6% for Tissue. Net sales for Forest Products increased by 2%, primarily as a result of higher prices in the publication paper business. For Packaging, net sales declined by 15% mainly due to lower prices. The closure and divestment of packaging operations in the UK and Ireland reduced net sales by 5%. Exchange-rate movements had a positive impact on net sales of 7%.

Earnings

Operating profit, excluding restructuring costs of SEK 1,458m, improved by SEK 1,094m and amounted to SEK 9,648m, compared with SEK 8,554m in the preceding year. The Tissue business continued to improve its operating profit and reported an increase of 66%. Personal Care and Forest Products increased operating profit by 11 and 13%, respectively. Packaging's operating profit declined by 72%. Lower costs for raw materials and energy increased operating profit, while lower volumes and higher other manufacturing costs reduced profit. Intensified marketing efforts and high campaign activity resulted in increased costs for sales and administration.

Financial items declined by 29% and totalled an expense of SEK 1,644m (expense: 2,317). Profit before tax, excluding restructuring costs, improved by SEK 1,767m and amounted to SEK 8,004m (6,237). The average tax rate for operating earnings was about 26%. Profit for the year, excluding restructuring costs after tax of SEK 1,076m, amounted to SEK 5,906m (5,598). Earnings per share, excluding restructuring costs, were SEK 8.32, and including restructuring costs, were SEK 6.78.

Key figures

The Group's gross margin, excluding restructuring costs, amounted to 23.6%, compared with 20.2% in the preceding year, and the operating margin was 8.7%, compared with 7.7% in 2008. Return on capital employed, excluding restructuring costs, increased to 9%, compared with 8% in the preceding year, and return on equity was unchanged at 9%. The interest coverage ratio rose to 5.0, compared with 3.7 in the preceding year.

Summary income statement

SEKm	2009	2008	2007
Net sales	110,857	110,449	105,913
Gross profit[1]	26,113	22,259	21,101
Operating profit[2]	9,648	8,554	9,847
Financial items	–1,644	–2,317	–1,910
Profit before tax[2]	**8,004**	**6,237**	**7,937**
Tax[2]	–2,098	–639	–1,028
Profit for the year[2]	**5,906**	**5,598**	**6,909**

[1] In figures for 2008, reclassification took place between Cost of goods sold and Sales and administration expenses.

[2] Excluding items affecting comparability in 2009 amounting to an expense of SEK 1,458m before tax and SEK 1,076m after tax and income in 2007 totalling SEK 300m before tax and SEK 252m after tax.

Increase in profit before tax

28%

EBIT margin

8.7%

Excluding items affecting comparability

Operating profit and operating margin


SEKm
%
10,000
8,000
6,000
4,000
2,000
0
10
8
6
4
2
0
2005
2006
2007
2008
2009

■ Operating profit Operating margin ▬

Excluding items affecting comparability.

Earnings per share after dilution


SEK
10
8
6
4
2
0
2005
2006
2007
2008
2009

Excluding items affecting comparability.

Net sales, share of Group

■ Personal Care, 23%
■ Tissue, 37%
■ Packaging, 25%
■ Forest Products, 15%



Operating cash flow

During the year, SCA worked actively to improve cash flow and this approach yielded results. Cash flow from current operations, that is, operating cash flow after financial items and paid tax, increased by SEK 7,680m and amounted to SEK 11,490m (3,810).

Operating cash surplus was up 13% compared with the preceding year and amounted to SEK 15,733m (13,869).

In its work to improve cash flow, SCA focused on such aspects as reducing working capital, which had a positive cash flow effect of SEK 3,307m, mainly as a result of lower inventory levels, which contributed SEK 2,210m. Working capital declined in all business areas, except for Packaging, where working capital was essentially unchanged. Working capital's share of net sales declined and amounted to 7% (11). SCA's efforts to improve cash flow also resulted in a reduction in current capital expenditure, which, during the year, fell by SEK 1,316m amounting to SEK 4,037m (5,353), slightly less than 4% of net sales. Operating cash flow improved by SEK 6,320m, 81%, and amounted to SEK 14,133m (7,813).

Financial items declined by SEK 673m and amounted to an expense of SEK 1,644m (expense: 2,317). The decline was an effect of lower interest rates, which were offset by higher average net debt. Tax payments were lower than the preceding year and amounted to SEK 1,003m (1,702). Cash flow from current operations improved by SEK 7,680m, or 202%, and amounted to SEK 11,490m (3,810).

Strategic investments to strengthen the organic growth were prioritised during the year and amounted to SEK 3,031m (3,109). The year's expenditure for strategic investments pertained primarily to investments in Tissue and Personal Care in Russia and Mexico, but also investments in Packaging and Forest Products. Acquisitions and divestments amounted to SEK 24m (expense: 624). The dividend to shareholders was lower and amounted to SEK 2,498m (3,128). Net cash flow for the year improved by SEK 9,008m and amounted to SEK 5,985m (neg: 3,023).

Net debt

During the year, net debt declined by SEK 6,572m and amounted to SEK 40,430m (47,002) at year-end. Net cash flow reduced net debt by SEK 5,985m. Net debt increased SEK 729m as a result of the market valuation of pension assets, pension obligations and financial instruments.

Exchange-rate movements due to the strengthening of the Swedish krona reduced net debt by SEK 1,316m.

The debt/equity ratio dropped to 0.60 (0.70) and the debt payment capacity improved and amounted to 31% (26).

Operating cash flow, share of the Group



- Personal Care, 30%
- Tissue, 41%
- Packaging, 6%
- Forest Products, 23%

Summary operating cash flow statement

SEKm	2009	2008	2007
Operating cash surplus	15,733	13,869	15,286
Change in working capital	3,307	–19	–1,299
Current capital expenditures, net	–4,037	–5,353	–5,165
Restructuring costs, etc.	–870	–684	–695
Operating cash flow	**14,133**	**7,813**	**8,127**
Financial items	–1,644	–2,317	–1,910
Tax payments, etc.	–999	–1,686	–1,709
Cash flow from current operations	**11,490**	**3,810**	**4,508**
Strategic investments, net	–3,007	–3,733	–3,035
Cash flow before dividend	**8,483**	**77**	**1,473**

Change in operating cash flow

81%

Operating cash flow by business area


SEKm
6,000
4,500
3,000
1,500
0
2005
2006
2007
2008
2009
Personal Care
Packaging
Tissue
Forest Products

Cash flow, Group


SEKm
12,000
9,000
6,000
3,000
0
–3,000
–6,000
2005
2006
2007
2008
2009
Divestments
Cash flow before dividend
Cash flow from current operations
Strategic capital expenditures
Company acquisitions
Strategic restructuring costs

Capital expenditures


SEKm
7,500
6,000
4,500
3,000
1,500
0
2005
2006
2007
2008
2009
Strategic capital expenditures
Depreciation according to plan
Current capital expenditures, net

Financial position

Assets and capital employed

The Group's total assets declined 6% compared with the preceding year and amounted to SEK 149,859m (158,968). Property, plant and equipment decreased by SEK 1,610m due to impairment losses of SEK 576m in conjunction with the restructuring programme in the packaging operation and exchange-rate movements. Current and strategic investments in fixed assets amounted to SEK 7,016m and depreciation for the year to SEK 6,480m. Intangible assets and other property, plant and equipment declined by SEK 951m mainly due to exchange-rate movements. In total, the value of intangible assets and property, plant and equipment declined SEK 2,316m as a result of exchange-rate movements.

Current assets decreased SEK 6,551m to SEK 36,052m (42,603) primarily as a result of SCA's work to improve cash flow resulting in lower tied-up working capital in accounts receivable and inventories totalling SEK 5,516m.

Working capital decreased by SEK 3,692m and amounted to SEK 8,126m (11,818). Capital employed was 5% lower than in the preceding year and totalled SEK 108,336m (114,254). A distribution of capital employed by currency is shown in the table below.

The value in Swedish krona of the Group's foreign net assets increased because of the changed Group structure, and at year-end was SEK 72,591m (45,542).

Equity

During the period, consolidated equity rose SEK 654m to SEK 67,906m (67,252). Net profit for the period increased equity by SEK 4,830m, while dividends reduced equity by SEK 2,498m. Equity decreased by SEK 731m due to remeasurements to market value after tax of the net pension liability, and increased by SEK 412m after tax as a result of the remeasurement of financial instruments. Exchange-rate movements, including net investment hedging in foreign countries, reduced equity by SEK 1,359m.

Financing

At year-end, the Group's interest-bearing gross debt amounted to SEK 44,104m (52,029). The average maturity period was 2.6 years at the same date. The decrease in gross debt was largely due to the Group's improved cash flow.

Net debt at year-end amounted to SEK 40,430m, compared with SEK 47,002m at the beginning of the year. The net cash flow was positively impacted by SEK 5,985m. Furthermore, net debt increased by SEK 729m due to the market valuation of pension assets and obligations, as well as the market valuation of financial instruments. Exchange-rate movements resulting from the weakening of the Swedish krona reduced net debt by SEK 1,316m.

Key figures

The debt/equity ratio was 0.60 (0.70) and the visible equity/assets ratio was 45% (42). Return on capital employed (ROCE) and on equity (ROE), excluding restructuring costs, amounted to 9% (8) and 9% (9), respectively. The capital turnover rate was 0.99 (1.04). At year-end, working capital amounted to 7% (11) of net sales.

Capital employed, share of Group



- Personal Care, 11%
- Tissue, 35%
- Packaging, 24%
- Forest Products, 30%

Consolidated capital employed by currency SEKm

	2009	%	2008	%	2007	%
EUR	35,139	32	41,940	37	34,847	34
SEK	35,745	33	33,623	29	31,279	31
USD	8,339	8	9,298	8	6,890	7
GBP	8,182	8	7,911	7	9,895	10
Other	20,931	19	21,482	19	18,736	18
Total	**108,336**	**100**	**114,254**	**100**	**101,647**	**100**

Consolidated balance sheet

SEKm	2009	2008	2007
Intangible assets	22,551	23,160	21,616
Property, plant and equipment	61,404	63,700	56,447
Biological assets	25,397	24,711	23,905
Other non-current assets	4,455	4,794	5,845
Total non-current assets	**113,807**	**116,365**	**107,813**
Current assets	36,052	42,603	37,237
Total assets	**149,859**	**158,968**	**145,050**
Equity	67,906	67,252	64,279
Non-current liabilities	44,356	53,008	34,579
Current liabilities	37,597	38,708	46,192
Total equity and liabilities	**149,859**	**158,968**	**145,050**
Working capital	8,126	11,818	11,623
Capital employed	108,336	114,254	101,647
Net debt	40,430	47,002	37,368

ROCE

9%

Excluding items affecting comparability

Working capital[1]

7%

[1] Working capital as a percentage of net sales

Debt/equity ratio and debt payment capacity


multiple
%
0.8
0.7
0.6
0.5
0.4
60
50
40
30
20
2005
2006
2007
2008
2009
Debt/equity ratio
Debt payment capacity

Return on capital employed and equity


%
12
10
8
6
4
2
0
2005
2006
2007
2008
2009
Return on capital employed
Return on equity

Excluding items affecting comparability.

Innovation at SCA

SCA has a long history of successful innovations. The company's innovation activities are pursued in line with a model adapted to match the requirements of the four business areas. In recent years, the focus has been on honing innovation-related processes and boosting their efficiency.

Innovation is a multi-faceted, complex configuration of activities that emerge in various forms. SCA categorises its various innovations and their potential market impact on the basis of three categories:

- Upgrade
- Next generation
- Breakthrough

SCA consistently strives to improve existing products and services, and these efforts are most commonly referred to as upgrades. An upgrade innovation is a modification of an existing offering, and is a necessary move in the bid to remain competitive and maintain high levels of satisfied customers and consumers. Upgrade is the most common form of innovation across all companies.

What SCA refers to as next generation innovations occur when a completely new offering is launched for an existing customer or consumer segment. A good example of this is Tork Elevation, a new tissue dispenser system designed for the AFH (Away-From-Home) market segment, which is described in more detail on page 19.

Breakthrough innovations – which emerge seldom in most industries – are new growth platforms that completely transform an entire industry, new customer or consumer segments or provide an entirely new offering to existing customer segments. The launch of heavy incontinence care products in the 1970s is one such example. The new products replaced catheters – which caused infections of the urinal canal and other problems for patients – and created an entirely new market segment.

Driving forces underlying innovations

Innovations are not just a matter of enhancing the offering to existing customers and markets. A global group such as SCA must generate new demand and create new markets, while also attracting new customers at minimum cost.

A number of interactive driving forces create the need for continual innovation programmes in the four business areas. Generally, SCA is compelled to work with innovations in order to:

- Satisfy changing demands and requirements among customers and consumers in terms of environmental, economic and social factors.
- Create long-term, profitable differentiation vis-à-vis competitors.
- Create value by combining higher customer and consumer value with reduced manufacturing and sales costs, thereby raising shareholder value.
- Generate growth in sales, earnings and in the number of customers and consumers.

General innovation model

The SCA Group has three basic building blocks for innovation programmes in the business groups:

- Customer and consumer insight
- New technology
- Business model

SCA's definition of innovation:

"Innovations involve creating or identifying perceptive solutions and successfully launching them in the market."

Innovations can start anywhere in the Group or in cooperation with external partners in a network. Experience proves that an innovation becomes successful only when there is coherence between customer and consumer insight, new technology and business model.

The general innovation model illustrated below shows the interaction of the various building blocks.

This type of model is used in SCA's most innovative areas of operations: Personal Care and Tissue. Similar models are used in Packaging and Forest Products.

Open innovation

In addition to its in-house innovation programmes, SCA has increasingly applied the open innovation model in recent years. This approach – adopted in an effort to optimise access to competencies and resources – involves using outside resources alongside in-house competency as an integral part of the innovation process. It is a natural step forward since good ideas are spread across our ever-more globalised world in companies, universities and think tanks. Moreover, open innovation offers other benefits, such as new customers and consumer insight and know-how from related industries, which accelerate the development process and cut costs.

For example, SCA has used InnoCentive, which is a know-how community and innovation broker based in Boston with 180,000 researchers active in its global network.[1] SCA has posted a number of research and innovation-related challenges on InnoCentive's web and the response from researchers in the network has been highly satisfactory.

Open innovation is a complement to in-house innovation, and offers major potential to companies such as SCA to optimise the combination of internal and external ideas.

SCA primarily uses open innovation in the following ways:

- Patent exchange
- Partnership with suppliers and selected companies
- Utilisation of innovation brokers

SCA R&D Centre

SCA R&D Centre in Sundsvall, Sweden, conducts strategic research and development for SCA's Forest Products and Packaging business areas. The centre has specialist know-how that ensures leading-edge expertise in key areas.

In the case of Forest Products, the focus is on publication papers and pulp products; while Packaging focuses on containerboard manufacturing and packaging solutions. A key component is the establishment and maintenance of contacts with external research organisations.

SCA R&D Centre adjoins Mid Sweden University in Sundsvall. The centre pursues close cooperation with the university and shares certain resources with the Fibre Science and Communication Network (FCSN). The close relationship between product-oriented and academic research favours both parties, since cooperation enhances access to the skills base and facilitates recruitment to the two organisations. The number of employees at the SCA R&D Centre was 90 at year-end 2009.

[1] The Economist, "InnoCentive: A market for ideas", 17 September 2009, paper edition.

SCA's general innovation process


CONCEPT
DEVELOPMENT
LAUNCH
STRATEGY
Technology Discovery
Consumer Insight
Business model

SCA's general innovation process represents a fundamental framework for concept generation and innovation based on trends in the business environment, insight into customer and consumer requirements and technological progress – while also being deeply embedded in the Group's strategy and business model. Thanks to well-defined process stages, creative and valuable concepts emerge in an objective and time-effective manner ahead of their market launch as value-creating and profitable products and services.

Innovation in hygiene operations

SCA's two hygiene operations – Personal Care and Tissue – both have a long history of innovation. Innovation in the hygiene area is a prerequisite for retaining and strengthening market shares, building strong brands and creating new values for customers and consumers. A higher innovation pace and shorter launch times are two focus areas.

Some of the most important factors underlying the establishment of the new organisation, Global Hygiene Category (GHC), were to bolster innovation programmes and brand value, while capitalising on global economies of scale and boosting competitiveness. By sharpening its focus and raising the pace of innovation in the hygiene area, SCA can meet changing demands and requirements among customers and consumers worldwide. SCA further differentiates its offering by building strong brands in a bid to reach new customers and consumers.

Moreover, there is a growing requirement for sustainable supply chains, products and solutions. This development is consumer driven. For example, four out of five Europeans say that they take into account the environmental impact of the products they purchase.[1)]

In addition, legislative measures are underway to strengthen sustainability programmes. Guidelines are being introduced in EU member countries to encourage sustainable consumption and production that promote green supply chains.[2)]

Naturally, the growing market potential may also be viewed as a driving force for differentiated innovation. Global economic trends – with more people able to afford hygiene products, plus changing demographics, with a growing world population, especially among the elderly – most definitely require a greater input in innovation. SCA must also ensure that it offers suitable products, solutions and business models to match a growing number of segments.

[1)] European Commission, Euro Barometer Survey July 2009.
[2)] European Commission, (DG Environment), "Towards a greener retail sector – Final report", February 2009, in collaboration with GHK, Ecologic, TME and Ekopolitika.

SCA enhances public hygiene facilities
Many public hygiene facilities worldwide have been given a facelift since 2009. SCA launched its new tissue dispenser system, Tork Elevation, for the AFH segment. This marked the largest product launch by Tork – the global brand – during the past decade. The dispenser system functions in all sorts of toilets, as well as being functional and easy to maintain since it:

- **Combines a simple, sculptured shape with soft rounder surfaces and corners.** This results in a compact but nonetheless attractive design that is readily cleaned.
- **Meets the demand in small toilets with few users as well as in larger hygiene facilities with a high through-flow.** There is a large range of dispensers, soap and other products to meet various requirements.
- **Is user-friendly.** The flexible and reliable paper and soap feed helps to reduce consumption. In turn, this leads to less waste, a reduction in transport, reduced stocks and less costs for customers.

Tork Elevation was awarded two international design distinctions in 2009 – iF Product Design Award and the Reddot design award.







Examples of innovations in hygiene operations:

Tempo Complete Care paper handkerchiefs contain a unique combination of lotion and ethereal oils. The lotion treats the skin and reduces the "red nose" risk, while the oils make it easier to breathe. The product has proved a major sales success and was ranked "Product of the year 2010" in Italy.

Plenty Active Wipe (marketed under the name Zewa Aktiv Wisch-Tuch in Germany) is the world's first household tissue to include a cleanser. When dampened, the wipes readily remove dirt such as honey, jam, oil and fat, etc. Even when wet, the paper is resilient, as well as being biodegradable and has been dermatologically tested.

WooDi is a project aimed at developing a diaper based on wood fibre. The project is a cooperative venture between the pulp producer Södra Cell AB and the Chalmers Institute of Technology. In a bid to remove the oil-based super absorbents from diapers, attempts are in progress to develop a chemical pulp with higher absorption capacity and a superior ability to retain liquids.

During 2009, SCA launched a complete new range of baby-care products in the Nordic market. This is an example of a category expansion, which includes baby lotion, nursing pads and wet wipes. The products carry the Nordic Swan environmental label.

In the incontinence care area, under the Tena brand, and in the baby diapers segment, a major e-trade venture aimed at customers and consumers is under way. Tena has created an individualised portal for its customers where they can buy products and order product samples, as well as downloading information and participating in net-based communities. Tena's consumer site is aimed at people who do not live in care institutions and for whom discretion is a key factor, since incontinence is a taboo subject for many. The e-trading venture is an example of a new approach to customer and consumer communications.


NEW
Tempo
Complete Care
10x


Plenty
Active Wipe


Libero
nursing pads
Amningskupor/Ammeindlæg
Ammeinlegg/Liivinsuojat


Libero
bubble
bath
kylpyvaahto
200ml


Libero
zinc
cream
salva/voide
60ml

Innovation in Packaging

SCA's Packaging business area has innovation expertise in many areas throughout the organisation. Packaging seeks to make the supply chain more flexible and greener, while simultaneously strengthening retail outlets and reducing the complexity of the packaging industry's solutions.



SCA's Mira System represents the future in shelf-ready packaging systems

Packaging's Mira System is a module based, uniform packaging solution for flat products, which is designed to increase availability and sales in stores. The system links a new packaging design with a new store system for which SCA has exclusive rights.

The SCA system impacts the entire supply chain and all its players, from manufacturers, packaging suppliers and distributors to retailers, customers and consumers.

Apart from making supply chains more flexible, less complex and more sustainable, the primary benefits of the Mira System is that it offers shelf-ready outer packaging systems, making it easier to open, use for signage, marketing and purchases, as well as facilitating the recycling of the products and packaging material.

Other innovations in Packaging:

During the year, SCA organised the second SCA Packaging Design Challenge. This challenges students throughout Europe to come up with innovative ideas for the packaging industry. 500 students from 23 countries participated in the 2008 event. The 2009 event involved identifying a simple and sustainable packaging design for existing products sold via retail outlets.

Packaging consultant and production partners

Packaging has close, long-term relations with its customers, many of whom are leading brands and resellers in fast-moving consumer goods (FMCG) worldwide. By acting simultaneously as a packaging consultant and production partner, SCA plays an active role throughout the supply chain, from industrial production chains to store shelves among retailers throughout Europe. Packaging is increasingly a full-service supplier, with a leading role in materials, design work and supply-chain solutions.

Supplementary innovation expertise

Packaging utilises the innovation expertise in areas available at the SCA R&D Centre in Sundsvall and at Packaging's Innovation Centre in Brussels, as well as among the business area's 17 Design Centres worldwide. This is done in close cooperation with production, development, marketing and sales specialists at paper mills.

Driving forces behind innovation

A cost-effective, sustainable supply chain is a significant dimension of business strategy that creates competitive advantages. The supply chain can represent up to 50% of the operating costs of a retail company and up to 50% of a company's total assets.[1] Thus, a reduction in the supply chain costs of just a few percent – for example, through superior, shelf-ready packaging systems – can entail substantial savings for retailers and FMCG producers worldwide.

[1] SCA's estimate.
[2] World Economic Forum, Logistics & Transport Authority, based on Accenture, "Supply Chain Decarbonization", February 2009.
[3] ECR Europe and EUROPEN, "Packaging in the Sustainability Agenda: A Guide for Corporate Decision Makers", 2009.

Innovative design in packaging solutions is viewed as one of the primary means of reducing carbon dioxide emissions in global supply chains.[2] However, the creation of more sustainable supply chains in the retail trade involves much more than energy-efficient transport and environmentally favourable packaging. The most significant environmental benefit of packaging, and one that is frequently ignored, is its role in preventing wastage. In Western Europe alone, some 3% of food is spoilt before it reaches consumers.[3]

Close cooperation with customers

For the Packaging business area, close cooperation with customers is an integral part of day-to-day operations, since the business group supplies more than 100 customised solutions daily in the European market.

Meanwhile, a number of strategically important innovation projects are in progress that are aimed at entering the customer's innovation pipeline and creating long-term business relations. This can be achieved by raising the value of the customer's business operations through cutting the overall cost of product packaging and related logistics.

Innovation in Forest Products

Innovations are a tool for the Forest Products business area to further strengthen its competitiveness. Efforts in this respect permit Forest Products to move up the value chain and produce products and solutions with higher value and margins. By this means, SCA differentiates itself from the rest of the industry, while also meeting requirements among business partners and customers.

Higher margins and value

Forest Products seeks to move up the value chain and supply products and solutions with higher value and margins, while also creating greater satisfaction among business partners and customers. One example of SCA's strategic shift towards more value-added, customised products is the cooperative venture with Ikea involving the Gorm storage shelving system. SCA's sawmill in Bollsta produces timber products designed for the Gorm shelf, which accounts for about 10% of the sawmill's total output. These products go directly into the sub-supplier Träteam's customised production line, where the shelving components are finished and assembled automatically together before being packaged for distribution to Ikea stores in the Nordic region, Benelux and Germany. Some one million shelves annually will be produced in this efficient and specially developed facility.

SCA is Europe's largest private forest owner. From an innovation perspective, this offers the business area access to a wide spectrum of resources and know-how, as well as the requisite potential to work with development throughout the value chain, making it a major competitive advantage.

For example, 50% of solid-wood products are customised for specific customers. This is the result of robust relations with leading business partners and customers and innovations in manufacturing processes, organisation, logistics and business model adjustments.

Driving forces underlying innovation

Productive, cost-effective production plants – and not necessarily a high market share – are a precondition for favourable profitability. As a result, the company applies what is referred to as the strong-mill concept, which focuses resources on a number of large, high-tech paper and pulp mills. The concentration of resources and know-how creates a platform for value-building innovation – resulting in market-leading product development and manufacturing. Operationally, each mill has production, development and marketing specialists who work closely with the SCA R&D Centre in contributing a broad spectrum of innovation projects in designated areas to meet demands from business partners and customers.

Growing significance of biofuel

SCA's FSC certified forests are substantially more productive today than they were just a few decades ago. This permits an expansion of forest-based production, including the economic production of biofuel, and opens up application areas for tree branches, crowns, roots, sawdust, peat and processed products, such as pellets and briquettes. SCA BioNorr supplies households and central boilers with pellets, a market with an annual growth rate of 20%. SCA's pellets plant in Härnösand is one of the largest in Sweden.

SCA's existing forest products facilities are ideal for the development of new, energy-related products and solutions. Instead of being compelled to build "green" facilities, it is now possible to add bioconversion or thermo-chemical processes around SCA's existing paper mills in Europe to generate bio-energy or produce bio-products.

This offers SCA the potential to raise productivity and profitability in existing manufacturing structures.



Smaller plants save time and space

The PowerPot plant is a new, smaller plant supplied by SCA NorrPlant. PowerPot conducts cultivation, transport and planting cheaper, since almost twice as many plants can be accommodated per case compared with SCA's normal-size plants, or what are referred to as JackPot plants. The inside of the pots are coated with copper paint, just like the pots for the JackPot plants, which means they build a good root system. The copper means that the roots stop growing when they come into contact with the side of the pot, but when removed from the pot and planted in soil, they resume their growth. Since the roots are not forced to bend around the sides of the pot, they do not become deformed but, instead, grow straight out, very much like roots in natural regeneration plants. Major field tests are now in progress and the initial results are very promising. If the tests continue to show equally good results, PowerPot will see a commercial launch during 2011.

Examples of other innovations:

At the Laakirchen paper mill in Austria, SCA has developed a high-quality SC-paper grade, GraphoVerde, designed for magazines and catalogues, and based on more than 50% recovered fibre. In the past, the view was that it was impossible to manufacture top-quality paper grades using such a high proportion of recycled fibre. Customer demand has been substantial, with sales rising 50% amid an otherwise declining market. In a bid to boost output, SCA has invested in higher capacity for the manufacture of pulp based on recovered paper in Laakirchen, which also reduces energy and wood consumption.

Wind power is an energy source that can be linked to SCA's considerable forest holdings. Already, there are 64 wind turbines on SCA's land and a cooperative venture is in progress with the Norwegian energy producer, Statkraft, in respect of six future wind farms with a total of 455 wind turbines and an output of 2.4 TWh annually. The wind power project is an example of new application areas for SCA's forest holdings.

Net sales and operating margin



SEKm
%
25,000
20,000
15,000
10,000
5,000
0
15
12
9
6
3
0
05
06
07
08
09
Net sales
Margin

Operating cash flow



SEKm
5,000
4,000
3,000
2,000
1,000
0
05
06
07
08
09

Operating profit and ROCE



SEKm
%
3,000
2,400
1,800
1,200
600
0
30
24
18
12
6
0
05
06
07
08
09
Operating profit
ROCE







SCA offers incontinence care products, baby diapers and feminine care products for the markets' quality segments. All three segments have a high development rate and new products are launched continuously. The company's products are sold under SCA's own brands and retailers' brands and are distributed via retailers and care institutions in more than 100 countries.

Share of Group



Net sales, 23%



Operating profit, 32%



Capital employed, 11%



Av. no. of employees, 15%

25,716	3,235	13 %	29 %
Sales, SEKm	EBIT, SEKm	EBIT margin	ROCE[1]

[1] Return on capital employed.

Personal Care

Market position and brands
SCA is one of the world's largest players in personal care products and the global market leader in incontinence care products. SCA has a portfolio of global, regional and local brands. Tena – SCA's brand for incontinence care – generates sales of more than EUR 1bn annually, and is a world leader in incontinence care.

In baby diapers, SCA is the market leader in the Nordic region, with its Libero brand accounting for a market share of more than 60%, and is also displaying rapid growth in Russia and parts of Eastern Europe. In Southeast Asia, SCA holds a leading position with its Drypers brand and in South America with Pequeñín. In feminine care, SCA is market leader in the Nordic region, as well as in large and rapidly expanding markets in Latin America. The Libresse, Saba, Nosotras and Nana brands are supported by SCA's global brand platform.

Innovation and product development
SCA invests considerable resources in its efforts to gain deep insight into consumer and customer needs. This insight forms the basis for the Group's innovations and product development. The number of launches of new and upgraded products is on the rise. The emphasis is on function, fit, design, and costs.

Targets
5–7% organic growth, with a minimum of 30% return on capital employed.

Production and sales channels
23 plants in 20 countries. Products are distributed via the retail trade and care institutions in more than 100 countries.

Average number of employees
7,269 (7,648) –5%.

Strategic priorities:
- Develop SCA's world-leading position in incontinence care using the Tena brand.
- Continue the programmes involved in the global brand platforms and utilise synergies.
- Increase the growth rate in fast-growing markets in Eastern Europe, Southeast Asia, Latin America and the Middle East.
- Continue to gain in-depth insight into consumer and customer needs and apply this knowledge to product development and increase the launch rate of innovative product offerings.
- Continuously enhance production and distribution efficiency.
- Grow through category expansion under global brands and a greater share of high-value products.


TENA

Libero

Treasures

Pequeñín

Drypers

Libresse

Libra

Bodyform

Saba

Nosotras

Strategy

Incontinence care
SCA's top priority in incontinence care is maintaining a high growth rate in all segments, with strengthened global market leadership in developed markets and establishing leading positions in Eastern Europe, Southeast Asia and Latin America. Increasing understanding and acceptance among consumers is crucial as regards incontinence, a topic that is often surrounded by social taboos. Demand is strengthened through information and marketing supported by effective, comfortable and easily accessible products. SCA aims to enhance its leading position through superior consumer insight, innovative product development and efficient production.

Baby diapers
SCA plans to continue strengthening the favourable positions of its own brands in such mature markets as the Nordic region, New Zealand and selected markets in South America, as well as in fast-growing markets in Eastern Europe, Russia, the Middle East and Southeast Asia.

In the case of retailers' brands, the aim is to enhance the efficiency of the business model to ensure competitiveness and profitability.

Feminine care
SCA holds strong, selective market positions in Europe, Latin America, Australia and New Zealand, and is focusing on growth in the fast-growing markets in Eastern Europe and the Middle East. Feminine care products are developed for the company's own regional and local brands, which are supported by a global brand platform. Based on in-depth consumer and customer insight, SCA prioritises investments in new product concepts and marketing and endeavours to strengthen its competitiveness through continuous efficiency enhancement and cost-effective production in such areas as Eastern Europe.

Production and business processes
Production efficiency is consistently improved by means of modernisation and investments in new and existing facilities. As a result, these efforts enhance the cost structure and strengthen product quality and operational reliability.

Outlook
Incontinence care offers considerable long-term potential as a result of an aging population in mature markets, a low market penetration rate and access to highly populated growth countries. SCA develops and upgrades its product range for all sales channels that are expected to show continuing high demand. In the feminine care and baby diapers segments, the global brand platforms offer favourable potential for continuing growth in markets with a low penetration rate and high demand, such as Eastern Europe, Latin America, the Middle East and Southeast Asia.

Market

The global market for personal care products is driven by innovation, has annual sales of just over SEK 300bn and is growing at a rate of some 5% annually. Europe accounts for 30% and North America for 20% of the overall market. The market is dominated by a small number of major global players offering well-known brands. In mature markets, baby diapers and feminine care products have attained high market penetration, while the aging population and low market penetration drive demand for incontinence products. In developing countries, the use of all product categories is expanding as the level of disposable income increases and insight into the health benefits of hygiene grows. In 2009, mature markets were distinguished by stable demand, while fast-growing markets displayed a continuing robust increase in demand.

SCA's market positions

	Europe	North America	Global
Incontinence care	1	3	1
Baby diapers	3	–	4
Feminine care	3	–	5

Incontinence care

Incontinence affects between 5 and 7% of the world's population. The global market totals some SEK 60bn, and is growing at about 5% annually. Europe accounts for slightly more than 40% of the total market and North America for just under 30%. Market growth is driven by a higher pace of innovation, increasing market penetration, an aging population, rising household incomes and growing welfare requirements. Market penetration in emerging markets is low.

Institutional care and homecare account for 62% of the global market. Here, the main focus is on supplying high-quality products combined with qualified advisory services that simplify handling procedures and reduce costs for care providers. The retail market is the fastest growing segment, accounting for 38% of the global market. SCA provides support through information, advertisements and the development of products that are increasingly discreet, easy to use and effective. SCA is the global market leader in incontinence care, with sales in more than 100 countries.

SCA commands a very strong position in Europe, with a market share of some 40%.

Baby diapers

The global market totals approximately SEK 150bn, and is estimated to grow at about 6% annually. The European market accounts for almost 30%, with annual growth of about 5%. The most significant growth is in Asia, Latin America and Africa, where birth rates are high and household incomes are rising. The majority of children worldwide under the age of two still do not enjoy the practical and effective hygiene provided by disposable diapers, which means that there is significant future potential.

SCA is the third largest player in the European market, with a share of 12%. In the Nordic region, SCA has more than 60% of the market with its Libero brand, which is also growing rapidly in Russia and parts of Eastern Europe. SCA also holds leading positions in parts of Southeast Asia and Latin America. SCA markets baby diapers in some 70 countries.

Feminine care

The global market amounts to about SEK 100bn and is growing by approximately 3% annually. The European market accounts for about 25% and is dominated by pads, representing 50%, while panty liners and tampons each account for 25%. In Europe, SCA is the third largest player, with a market share of 8%. The driving forces behind this market are a growing number of women of child-bearing age and relatively low market penetration in fast-growing countries, while growth is weaker in mature markets. The proportion of sales is increasing in Latin America, Russia, Eastern Europe, and the Middle East, where SCA is the market leader in several major markets. SCA sells feminine care products in more than 80 countries.

Incontinence care – global market shares

- SCA, 24%
- Kimberly-Clark, 9%
- First quality products, 7%
- Unicharm, 7%
- Others, 53%



Incontinence care – sales channels, global market

- Institutional and home care, 62%
- Retail outlets, 38%



Baby diapers – brand categories, Europe

- Brands, 78%
- Retailers' brands, 22%



Feminine care – brand categories, Europe

- Brands, 86%
- Retailers' brands, 14%



Operations in 2009

Key events
- Higher production capacity in incontinence care.
- New technology and product generation for baby diapers.
- Market testing of incontinence care in China.
- Launch of baby care products in the Nordic region.
- Acquisition of Algodonera Aconcagua in Argentina.

Net sales rose by 10% to SEK 25,716m (23,331). The rise in sales resulted from higher prices and an improved product mix. Volumes remained stable. Exchange-rate movements increased net sales by 7%. Sales in growth countries rose by 13%, with a notable rise in Russia and Malaysia. Competition remains intense in the retail sector, with higher campaign intensity. SCA retained its market shares.

Via its 50% owned company in Columbia, Productos Familia, SCA acquired the Argentinean company, Algodonera Aconcagua. The purchase price was SEK 165m on a debt-free basis. Operations focus on feminine care and Algodonera Aconcagua has a market share of 20% in Argentina, ranking the company number three in the country. Algodonera Aconcagua also has a small market share in baby diapers and incontinence care, offering the potential for future growth in these segments.

Incontinence care continued to see favourable demand, and SCA's Tena brand increased its sales by 11%. Sales to the healthcare sector – the largest customer segment – rose some 10% amid continuing intense competition. The retail sector continued to show sizeable growth. Growth in Latin American countries was favourable. Other robust markets during the year included Germany, France, Italy, Russia and Eastern Europe. During 2009, a decision was made to expand production capacity for incontinence care in Russia.

In the baby diaper segment, sales rose 8%. The sales trend in emerging markets, such as Latin America, Malaysia and Russia, showed double-digit growth. The upgrade of technology and product quality for baby diapers was completed during the year. Under the Libero brand, a category expansion was conducted in the Nordic region through which baby-care products carrying the Nordic Swan environmental label – such as wet wipes, baby lotion and nursing pads – were successfully launched. The business area also launched a new range of Swan-labelled diapers in the smallest sizes under the Libero brand.

Feminine care sales rose by 11%. Growth was favourable in the major markets in Western Europe, Russia and Mexico. The launch of tampons in Norway under the Libresse brand proved successful. 2010 will see the launch of tampons in new markets.

Operating profit rose by 11% to SEK 3,235m (2,912), due to an improved product mix and higher prices, notably in baby diapers. The major generation shift to new baby diaper products increased manufacturing costs. Marketing costs rose, especially in Eastern Europe and Russia.

Operating margin was 12.6% (12.5).

Return on capital employed totalled 29% (28).

Operating cash surplus amounted to SEK 4,467m (3,940). Operating cash flow increased to SEK 4,436m (2,591). Higher operating cash surplus – combined with lower working capital and slightly lower current capital expenditures – contributed to the improvement.

Capital expenditures amounted to SEK 2,027m (1,685). Major investments in a new product generation of baby diapers in 2009 enhanced competitiveness and growth potential. A decision was made to invest SEK 138m in a new production line for incontinence care at SCA's mill in the Tula district in Russia. The production line is scheduled to be put into operation in 2011.

Key figures

SEKm	2009	Group share, %[1]	2008
Net sales	25,716	23	23,331
Operating cash surplus	4,467	28	3,940
Change in working capital	835		–353
Current capital expenditures	–795	20	–910
Other changes in operating cash flow	–71		–86
Operating cash flow	**4,436**	**30**	**2,591**
Operating profit	3,235	32	2,912
Operating margin, %	13		12
Capital employed	11,430	11	10,383
ROCE, %	29		28
Strategic investments			
plant and equipment	–1,232	41	–775
restructuring costs	0		0
company acquisitions/ divestments	–44		0
Average number of employees	7,269	15	7,648

[1] Group share excludes items affecting comparability and other operations.

SCA's sales by product segment

- Incontinence care, 55%
- Baby diapers, 29%
- Feminine care, 16%



SCA's sales to retailers' brands as a proportion of total sales:
Incontinence care, 0%
Baby diapers, 27%
Feminine care, 9%

SCA's sales by region

- Europe, 67%
- North America, 11%
- Latin America, 8%
- Asia, 7%
- Australasia, 4%
- Other, 3%



Net sales and operating margin



SEKm
%
40,000
32,000
24,000
16,000
8,000
0
10
8
6
4
2
0
05
06
07
08
09
Net sales
Margin

Operating cash flow



SEKm
5,000
4,000
3,000
2,000
1,000
0
05
06
07
08
09

Operating profit and ROCE



SEKm
%
4,000
3,200
2,400
1,600
800
0
10
8
6
4
2
0
05
06
07
08
09
Operating profit
ROCE



familia





NYC TAXI

Share of Group



Net sales, 37%



Operating profit, 39%



Capital employed, 35%



Av. no. of employees, 36%

41,425
Sales, SEKm

3,946
EBIT, SEKm

10%
EBIT margin

10%
ROCE[1]

[1] Return on capital employed.

SCA offers consumer tissue including toilet paper, kitchen rolls, facial tissue, handkerchiefs and napkins. Products are sold both under proprietary and retailers' brands. In the Away-From-Home (AFH) product segment – encompassing hospitals and other healthcare institutions, large workplaces, restaurants and hotels – SCA develops and sells complete hygiene solutions comprising dispensers, tissue, service and maintenance.

Tissue

Market position and brands

SCA is Europe's largest and the world's third largest supplier of consumer tissue. For AFH tissue, SCA is number one in Europe, number three globally and number three in North America. For consumer tissue, a new brand platform was developed to improve the performance in meeting consumer requirements and rationalise an extensive brand range and, thus, build stronger brands over time.

In the consumer market, Tempo and Zewa are the leading brands in much of Europe. Zewa is also the clear market leader in Russia and parts of Eastern Europe. Edet holds a solid position in the Nordic region. In emerging markets, such as Columbia and Mexico, SCA has strong positions with brands such as Familia and Regio.

Tork, SCA's global brand in AFH tissue, is number one in Europe and one of the leading brands in North America. Tork has annual sales of more than EUR 1 billion.

Innovation and product development

SCA is the market leader in innovation and product development based on deep insight regarding the needs and behaviour of consumers and customers. The focus of the company's activities is on the development of materials and functions to ensure a broader selection, enhanced strength, softness and absorption capacity. In collaboration with customers, SCA develops complete service offerings, products, a broader range, design, marketing and logistics solutions that are cost effective and add value for suppliers and retailers.

Targets

3–4% organic growth with a minimum of 13% return on capital employed.

Production

36 facilities in 18 countries.

Average no. of employees

17,714 (17,109) + 4%

Strategic priorities:

- Continue to strengthen the global Tork brand in AFH tissue.
- Strengthen SCA brand positions for consumer tissue.
- Provide a clearer, added-value offering for retailers' brands.
- Continue to focus on consumer and customer insight, innovations, product development and marketing.
- Raise the company's presence in emerging markets, mainly through proprietary brands.
- Consolidate partnerships with leading wholesalers and retailers.
- Optimise the supply chain and production.


TORK

Zewa

Edet

Velvet

Tempo

Sorbent

Regio

familia

Plenty

Strategy

The ability to understand the future demands of consumers and customers is a fundamental strategy for the creation of lasting value for all stakeholders. SCA intends to increase investments in insight, innovation and product development, with a focus on functionality, strength, softness, design and service concept. In recent years, a large number of new and upgraded products have been launched and the service level enhanced. The integration of previous corporate acquisitions has permitted a continuing rationalisation of the European tissue operations, with the concentration of production to well-positioned and efficient facilities. New investments in Mexico and Russia, for example, will improve profitability and efficiency.

AFH tissue

In the AFH segment, SCA delivers complete hygiene concepts to institutions and companies. These include tissue products for various models of dispensers, as well as soap and services. SCA has a global strategy and a global brand platform – Tork. This provides significant synergies, since there is little difference in consumer and customer preferences with regard to paper and dispenser systems in different parts of the world. SCA focuses on consumer and customer insight to enhance business benefits through a high level of satisfied customers. These are active in such areas as healthcare, industry, offices, hotels and restaurants. Products are distributed via wholesalers and service companies.

Consumer tissue

SCA offers retailers a complete range of products in the highest quality segments under SCA's proprietary brands and high-quality products for retailers' brands. SCA's target is to strengthen brand positions in the mature European markets, while maintaining the important market for retailers' brands. The rapidly expanding markets in Eastern Europe are strongly brand defined. SCA focuses on capitalising on the opportunities in prioritised emerging markets and is market leader in such countries as Russia and Colombia.

For a number of years, SCA has been working with a full-service offering that includes production and delivery, as well as service cooperation for product development, product range, design, marketing and logistics. This service concept has been well received by the leading European retail chains.

Production and business processes

The integration of the European tissue operation acquired by SCA is continuing on schedule. Manufacturing and logistics are enhanced through the relocation of production and investments in more efficient facilities, combined with the discontinuation of unprofitable capacity.

Outlook

Intensive programmes designed to restore profitability are continuing with undiminished vigour. High priority is devoted to pricing programmes, at the same time as SCA intends to increase its innovation rate and further strengthen its production structure and customer service. The potential for continuing growth in consumer tissue is favourable, especially in emerging markets. The market trend for the AFH segment is deemed stable.

Market

The global market for consumer tissue is valued at approximately SEK 300bn annually and it is growing at a faster rate than GDP. Europe accounts for some 25% and North America for about 30% of the overall market, with growth rates of 3% and 1%, respectively. There is a higher growth rate in Eastern Europe than in more mature markets in the West as a result of rising disposable incomes and greater use of tissue products. The global market for AFH tissue totals about SEK 100bn, of which North America and Western Europe account for just over 40% and 30%, respectively. In this segment, the market is expanding by about 2% in Western Europe, somewhat less in the US and by a significantly higher rate in the rest of the world. In 2009, demand for consumer tissue was stable in mature markets and continued to increase in growth markets. For AFH tissue, demand declined in the industry and travel segment in 2009.

SCA's market positions

	Europe	North America	Global
Consumer tissue	1	–	3
AFH tissue	1	3	3

Consumer tissue

Consumer tissue includes toilet paper, kitchen rolls, facial tissue, handkerchiefs and napkins. SCA is the largest supplier in Europe with a market share of 25% and has a leading position in the rapidly expanding Russian market. SCA is the third largest producer in Latin America and maintains strong positions in such emerging markets as Colombia, Chile and Ecuador, and the major Mexican market. In Australia, SCA commands the number two position. SCA sells approximately 48% of its products under its proprietary brands and the remainder under retailers' brands. SCA conducts sales in some 60 countries.

Brand categories, European market

Manufacturers' brands, 45%
Retailers' brands, 55%



Market shares – Consumer tissue, Europe

SCA, 25%
Kimberly-Clark, 13%
Georgia-Pacific, 10%
Other, 52%



Product breakdown – Consumer tissue, Europe

Toilet paper, 58%
Kitchen rolls, 21%
Handkerchiefs, 14%
Napkins, 7%



AFH tissue

Product groups in the AFH segment are paper towels, toilet paper, napkins, facial tissue, dispensers and tissue products used in industry. The largest customer categories are: hotels, restaurants and catering (HoReCa), offices, industry and healthcare. The highest growth is in the HoReCa segment, which is driven by travel, tourism and the success of fast food chains. The office and industrial segment expands in line with industry and the general economic conditions.

SCA is the third largest supplier worldwide in AFH tissue. SCA is the market leader in Europe with a market share of some 18%, and is number three in North America with a market share of 18%. SCA's market position is particularly strong in the restaurant sector in North America, where nearly every second napkin is supplied by SCA. Outside Western Europe and the US, market penetration remains relatively low, thus offering considerable growth potential.

SCA works with a global platform for development, production and marketing under the Tork brand, which is marketed in 80 countries worldwide.

Products are distributed by wholesalers and service companies. Consolidation is taking place at the customer stage, which combined with an increase in outsourcing, is resulting in larger global players in wholesaling, manufacturing, service companies, and hotels and restaurant chains. This consolidation benefits major companies with a global brand platform, such as SCA.

Market shares – AFH tissue, Europe

SCA, 18%
Kimberly-Clark, 15%
Georgia-Pacific, 11%
Other, 56%



Market shares – AFH tissue, North America

SCA, 18%
Georgia-Pacific, 28%
Kimberly-Clark, 21%
Other, 33%



Operations in 2009

Key events

- New brand platform for consumer tissue in Europe.
- Launch of Tork Elevation dispenser system.
- Synergy effects from previously acquired European tissue operation as scheduled.
- Divestment of an Italian facility.
- Restructuring in France, UK and Germany.
- New production facility in Russia.

Net sales rose by 8% to SEK 41,425m (38,380). Price increases and an improved product mix increased sales by 3%, while a decrease in volume had an adverse effect of 3%. Exchange-rate movements had a positive effect of 8% on net sales. Sales in emerging markets increased by 6%. Synergies of SEK 455m from the European tissue acquisition in 2007 were realised as scheduled. The remaining SEK 245m is expected to be realised in 2010.

The strategy of enhanced customer relations, improved service levels, a higher pace in innovation, product development and product launches contributed to favourable sales and profitability trends for the business area. Programmes involved in the implementation of the new brand platform for consumer tissue in Europe continued throughout the year. The aim is to reduce the number of brands and also highlight the differences among the brands designed for personal hygiene and those aimed at homes and households. As part of these efforts, new products were launched under the Tempo (toilet paper) and Plenty (kitchen rolls) brands. Innovation has high priority and, thus, SCA has launched Tempo Complete care – handkerchiefs with lotion and ethereal oils, as well as Zewa Active wipe – paper towels treated with cleansers.

In the Nordic Region, SCA launched Edet Soft Eco and Edet Cuisine – tissue manufactured from 100% recovered fibre. The Edet Eco range's packaging consists entirely of renewable corn-based bioplastics.

In a bid to meet the retail trade's focus on retailers' brands, SCA has supported its brands by means of higher campaign intensity. The Mexican market is displaying favourable growth and SCA has a stable second position.

In 2009, using its Tork Elevation dispenser system, SCA made its largest product launch in the AFH sector in the past decade. The launch contributed to higher volumes and higher market shares in a declining market. In the AFH market, SCA's sales to strategic European customers increased, despite the overall weaker market. Prices remained stable. The downturn in the industrial segment was partly offset through higher demand for hand-hygiene products in the aftermath of the new influenza virus. The launch of Tork in the US meant that the proportion of higher-value products rose to 26% from 18% in the preceding year.

A tissue production facility in Russia, with a capacity of 30,000 tonnes, was commissioned in November 2009 and is expected to considerably improve SCA's cost position. The mill in Pratovecchio in Italy, with a capacity of 22,000 tonnes, was divested. Restructuring was completed or commenced at mills in France, Germany and the UK. The completion of the restructuring programme will affect a net 200 jobs at the three mills.

Operating profit rose by 66% to SEK 3,946m (2,375). The improvement is attributable to higher prices, a better product mix, lower raw materials costs and synergies from previous acquisitions. North American tissue operations reported a sharp improvement in profitability.

Operating margin rose sharply and amounted to 9.5% (6.2).

Return on capital employed was 10% (6).

Operating cash surplus amounted to SEK 6,363m (4,446), with operating cash flow totalling SEK 5,979m (2,434). The improvement in operating cash surplus was supported by lower working capital and slightly lower current capital expenditures.

Capital expenditures totalled SEK 2,596m (2,976).

Key figures

SEKm	2009	Group share, %[1]	2008
Net sales	41,425	37	38,380
Operating cash surplus	6,363	40	4,446
Change in working capital	1,196		–292
Current capital expenditures	–1,301	32	–1,460
Other changes in operating cash flow	–279		–260
Operating cash flow	**5,979**	**41**	**2,434**
Operating profit	3,946	39	2,375
Operating margin, %	10		6
Capital employed	37,196	35	36,568
ROCE, %	10		6
Strategic investments			
plant and equipment	–1,295	43	–1,516
restructuring costs	0		0
company acquisitions/ divestments	68		–1,826
Average number of employees	17,714	36	17,109

[1] Group share excludes items affecting comparability and other operations.

SCA's sales by product segment



Consumer tissue, 63%
AFH tissue, 37%

SCA's sales by region



Europe, 67%
North America, 17%
Latin America, 8%
Australasia, 7%
Asia, 1%

Net sales and operating margin



SEKm
%
40,000
32,000
24,000
16,000
8,000
0
10
8
6
4
2
0
05 06 07 08 09
Net sales
Margin

Operating cash flow



SEKm
2,000
1,600
1,200
800
400
0
05 06 07 08 09

Operating profit and ROCE



SEKm
%
2,500
2,000
1,500
1,000
500
0
10
8
6
4
2
0
05 06 07 08 09
Operating profit
ROCE







Share of Group



Net sales, 25%



Operating profit, 4%



Capital employed, 24%



Av. no. of employees, 41%

28,359	413	1 %	2 %
Sales, SEKm	EBIT, SEKm	EBIT margin	ROCE[1]

[1] Return on capital employed.

SCA is a full-service supplier of packaging solutions for a large number of applications, including consumer and display packaging, shelf-ready packaging solutions, customised protective packaging and transport packaging made primarily from corrugated board, as well as an entire service concept aimed at manufacturers, distributors and retailers. Most of SCA's packaging is used for food, consumer durables and industrial products.

Packaging

Market position
SCA is Europe's second-largest producer of corrugated board and containerboard and one of the largest producers of corrugated board in China, an extremely fragmented market.

Innovation and product development
SCA develops complete packaging solutions. SCA's aim is to adapt and optimise the functionality of its packaging solutions based on logistics requirements and to deliver a complete solution for each stage of the packaging chain. This simplifies the packing and handling of goods and makes transports more efficient and cost effective. SCA is the market leader within packaging design, which is becoming an increasingly important competitive tool, particularly in the area of consumer goods. The company's aim is to create attractive opportunities for product display in stores and to strengthen brand recognition, which is a key part of a product's market communication.

Target
A minimum return on capital employed of 10% over an economic cycle.

Production
About 200 facilities in 28 countries in Europe and Asia.

Average number of employees
20,307 (22,828) –11%

Strategic priorities
- Implement rationalisation and efficiency enhancements to achieve higher profitability.
- Increase the proportion of complete packaging solutions.
- Lead development in the packaging market through innovation and product development.
- Capitalise on growth opportunities in rapidly expanding markets and profitable segments.

Strategy

With a combination of in-depth knowledge of materials, modern packaging design and knowhow in the retail trade area, SCA is a full-service supplier of packaging and packaging solutions. SCA has developed three value offerings that cover the full packaging chain of its customers; a cooperative approach that also includes customers' marketing and sales organisations:

- Packaging shall be a key part of market communication and have an attractive design and high-quality printing: Be seen.
- Cost-effective transport requires optimisation of packaging space based on logistic principles, with an optimal strength-to-weight ratio: Be moved.
- Customers' production must function seamlessly in the actual packaging process and also throughout their internal distribution chain for packaged goods: Be secure.

Strengthening the company's leading position within packaging innovation and design is a strategic priority for SCA. With 17 Design Centers in Europe and Asia and one Innovation Center in Brussels, SCA offers unique strategic expertise and competitiveness. At these centres, new packaging solutions are developed, and new technologies, material solutions and design tools are tested in close cooperation with customers.

As Europe's second-largest supplier of corrugated board packaging, SCA has considerable potential to consolidate within its own existing structure, focusing on market segments featuring products with high-value content. Efficient production and distribution to strengthen cash flow and profitability is also a priority.

In the fast-growing markets in Eastern Europe and Asia, SCA is primarily seeking growth within high-value segments, such as packaging solutions for consumer electronics, car parts and other high-quality consumer packaging in which the Group has achieved leading positions. SCA has 15 facilities in Asia and 37 in Eastern Europe.

To strengthen competitiveness through cost-efficient production, a cost-savings programme was implemented during the year that will have full effect from the second quarter of 2010. Total savings will amount to SEK 1,070m on an annual basis. Further cost-saving measures are in progress to streamline production and reduce capital tied-up in machines, goods and flows.

SCA's long-term investment activities aim to develop its leading positions in advanced packaging in high value-added segments in line with the Group's strategy to be a full-service supplier of packaging solutions. These segments have a more stable rate of growth and offer SCA future expansion opportunities and favourable profitability.

Market

The European corrugated-board market is valued at approximately SEK 230bn and generates annual growth of 2-3% over a business cycle. The market in Europe is fragmented; SCA is the second-largest player in Europe, with a market share of 10%. Demand for consumer-goods packaging is stable and follows consumption trends. Growth in transport packaging is sensitive to economic movements and varies depending on trends in the trade and manufacturing industries. The European corrugated-board market declined sharply as a result of the economic downturn in 2009. High producer inventory levels of containerboard and low demand led to price pressure during the year. At many producers, including SCA, extensive production downtime was used to balance the offering of containerboard with declining demand. Towards the end of the year, inventory levels were better balanced and price increases for containerboard could be carried out. However, the price of testliner remained about 20% below the average price in 2008, at the same time as the price of recovered paper increased significantly in 2009.

Corrugated board

Needs-adapted and purpose-designed packaging is a prerequisite for international trade and is thus a crucial factor in ensuring the welfare of the global economy. To an increasing degree, packaging is used to transport, market and sell its content. Packaging is thus an important carrier of the brand and market communication.

The two largest market categories for corrugated board packaging are the food and manufacturing industries, which account for approximately 45% and 25%, respectively. The largest segment in the food industry is processed food, followed by fresh food and beverages. Consumer durables is another major market category. SCA holds favourable market positions within transport packaging where customers often seek to establish long-term partners for complete logistics and design solutions. Thanks to its market-leading position in innovation and design, SCA is particularly strong in the more advanced food and consumer-durables segments. In collaboration with its customers, the Group develops complete packaging solutions with exacting demands in terms of the quality and appearance of packaging. SCA holds large market shares in the fast-growing area of international luxury goods.

Since corrugated board is relatively bulky and expensive to transport in relation to its value, production is carried out in close proximity to the customers' production facilities. The level of consolidation in the European market remains low and there are a large number of small and mid-sized producers. The production operations of the five largest producers account for slightly more than 40% of the European market.

Containerboard

SCA is Europe's second-largest producer of containerboard, with production at six mills, four of which produce recycled qualities. Similar to the corrugated board market, the containerboard market is fragmented in Europe. The five largest producers account for about 45% of the total capacity in the market.

Corrugated board, producers in Europe (capacity)

- Smurfit Kappa, 20%
- SCA, 10%
- SAICA, 5%
- Mondi, 4%
- Other, 61%



Market data is based on SCA's estimations.

Containerboard, producers in Europe (capacity)

- Smurfit Kappa, 17%
- SCA, 8%
- SAICA, 7%
- Mondi, 7%
- Other, 61%



Source: Pöyry

Operations in 2009

Key events

- Comprehensive restructuring programme.
- Closure of containerboard mill in the UK.
- Closure of 11 corrugated board plants in Europe.
- Production cut by 350,000 tonnes.
- Price increases for containerboard in the latter part of the year.
- Investments in liner mills in Germany and Sweden.

Net sales declined by 15% to SEK 28,359m (33,441). Adjusted for divestments of operations in the UK and Ireland in 2008, net sales declined by 10%. Lower prices and volumes accounted for 7% and 9%, respectively, of the fall in sales. Exchange-rate movements had a positive effect of 6% on net sales.

As a result of the downturn in the economy, demand for corrugated board was weak during the year. Price pressure intensified as a result of the strain created by large stocks of containerboard in the market. To improve the balance in the market, extensive production downtime was used by many companies. SCA cut its containerboard production by 350,000 tonnes.

A restructuring programme was initiated in April in the European packaging business aimed at adapting the operation's capacity and costs. The cost of the programme amounts to SEK 1,700m, of which SEK 640m relates to impairment losses and SEK 1,060m is cash-impacting. On full implementation, the programme will generate annual savings of SEK 1,070m as of the second quarter of 2010.

Measures during the year included the closure of 11 corrugated board plants in Europe and the earlier-than-scheduled closure of the containerboard plant in the UK, with a capacity of 260,000 tonnes. In 2009, the workforce was reduced by 1,500 positions. In 2010, a further 700 staff positions will be cut. Costs for 2009 amounted to SEK 1,458m and the remaining costs will be expensed in 2010. Savings amounted to just over SEK 300m in 2009.

Operating profit* declined by 72% and amounted to SEK 413m (1,493). Lower prices and volumes were offset somewhat by lower raw material costs and savings from the ongoing restructuring programme.

The operating margin was 1% (4).

Return of capital employed amounted to 2% (6).

Operating cash surplus amounted to SEK 2,047m (3,062) and the operating cash flow declined to SEK 864m (1,267). The reduction resulting from the lower operating cash surplus was offset slightly by positive effects from reduced working capital and lower current expenditures.

Investments totalled SEK 1,268m (2,385). A decision was taken to invest SEK 635m in the containerboard mill for recovered grades in Aschaffenburg, Germany, and SEK 255m in the kraftliner mill in Munksund, Sweden. The reason for the investment in Germany is new, more stringent emission standards and the opportunity to safeguard the mill's energy supply at a lower cost than currently applicable. The investment in Sweden relates to a new winder that will further enhance production of SCA White-Top Kraftliner. The investments are expected to be fully implemented by 2011.

*Excluding restructuring costs of SEK 1,458m.

SCA's sales by product segment

Conventional corrugated board packaging, 70%
Consumer packaging, 18%
Protective packaging, 3%
Service, 6%
Industrial packaging, 3%



SCA's sales by region

Europe, 90%
Asia, 9%
Other, 1%



Key figures

SEKm	2009	Group share, %[1]	2008
Net sales	28,359	25	33,441
of which internal	534		675
Operating cash surplus	2,047	13	3,062
Change in working capital	489		562
Current capital expenditures	–1,157	29	–2,118
Other changes in operating cash flow	–515		–239
Operating cash flow	**864**	**6**	**1,267**
Operating profit	413	4	1,493
Operating margin, %	1		4
Capital employed	25,799	24	26,362
ROCE, %	2		6
Strategic investments			
plant and equipment	–111	4	–267
restructuring costs	0		0
company acquisitions/ divestments	–		1,145
Average number of employees	20,307	41	22,828

[1] Group share excludes items affecting comparability and other operations.

Net sales and operating margin


SEKm
%
20,000
16,000
12,000
8,000
4,000
0
15
12
9
6
3
0
05
06
07
08
09
Net sales
Margin

Operating cash flow


SEKm
3,000
2,400
1,800
1,200
600
0
05
06
07
08
09

Operating profit and ROCE


SEKm
%
2,500
2,000
1,500
1,000
500
0
10
8
6
4
2
0
05
06
07
08
09
Operating profit
ROCE







Share of Group


Net sales, 15%
Operating profit, 25%
Capital employed, 30%
Av. no. of employees, 8%
16,983
Sales, SEKm
2,503
EBIT, SEKm
15%
EBIT margin
8%
ROCE[1]

[1] Return on capital employed.



Forest Products offers its customers magazine paper, newsprint, pulp, timber, solid-wood products, finished wood components for building construction and furniture manufacturing, customised wood products for the building trade, timber and biofuel.

Forest Products

Market position

SCA is the sixth largest publication papers manufacturer and one of the ten largest solid-wood product manufacturers in Europe. SCA is Europe's largest private forest owner, with a holding of 2.6 million hectares of forest, of which 2.0 million is cultivated.

Brands

Product brands include Luna, a pulp grade with high absorption capacity, and GraphoVerde, a high-quality magazine paper with more than 50% recycled fibre; and GraphoMax – an uncoated publication paper grade based entirely on fresh fibre. The printing characteristics of GraphoMax are very impressive, making the paper grade ideal for advertising materials in particular.

Innovation and product development

Innovation is an integral part of SCA's strategy to shift its operations towards increasingly developed products in high-value segments and towards more attractive customer offerings. The properties of the company's publication papers are developed continuously, enabling the product to match a newspaper's or magazine's profile and message.

In solid-wood products, SCA develops "Visible wood", products for interiors and carpentry. "Developed wood" refers to products that are customised for the next stage in the processing chain and are supported by services and warehousing integrated into the customer's distribution and sales. Development programmes are not solely focused on products, but also involve the development of business models, service, distribution solutions and so forth. Much development work is conducted with customers in an effort to identify jointly beneficial solutions.

Target

A minimum of 11% return on capital employed over an economic cycle.

Average no. of employees

4,172 (4,224) –1%.

Production

12 facilities in 3 countries.

Strategic priorities

- Implement rationalisation and efficiency enhancement to achieve higher profitability.
- Continue to shift towards increasingly developed products in high-quality segments in publication papers and solid-wood products.
- Continue to improve integration between forest and industrial operations.
- Utilise the commercial strength of SCA's leading position in the environmental area, its use of a renewable raw material and its recyclable products.
- Capitalise on the major potential for energy production and effective energy solutions available in the company's extensive holdings of forests and forestland and in the industry's processes and by-products.

Strategy

SCA has long commanded a position as one of Europe's most profitable producers of forest products based on its in-depth consumer and customer insight, high innovative ability, efficient production, high value-added products, integration with SCA's own wood raw material and a sustainability perspective at all levels.

SCA specialises in the prime quality segments in magazine paper – SC and LWC paper. These paper grades are used for magazines, catalogues and advanced printed advertising, which are all areas that offer favourable long-term global growth. This focus on quality segments is supported by the company's in-depth knowledge of pulp production, as well as its capacity for innovation and ability to select the right raw materials for specific pulp and paper grades.

In the solid-wood products area, the strategy is to move towards more processed and customised products in markets that offer long-term growth. SCA's own raw materials, production and logistics expertise, and closer cooperation with customers, generate competitive advantages. SCA is a qualified supplier of purpose-designed wood products to industry for further processing into such items as panels, floors, windows, doors and furniture. Finished-wood components for window manufacturing, for example, represent another growth market. Products for the "do-it-yourself" markets are delivered planed and prepackaged. Service and advanced logistics solutions are of key significance for the building materials trade.

SCA works in close cooperation with its customers in its principal markets in Scandinavia, France and the UK. In the eastern US and Japan, SCA is a specialised supplier within several niche markets.

Integration of SCA's own wood raw material is a key aspect of the company's strategy that contributes to stable cash flow and reliable supplies, and facilitates quality and cost control. SCA's forest holdings are becoming increasingly important as competition for timber raw material in northern Europe intensifies and demand for biomass from the energy sector grows. Having its own logistics is part of the company's integration strategy, with loading and unloading terminals in Sweden and on the continent and transports on environmentally sound vessels.

SCA's forest assets are located in northern Sweden, where the Group has built up an efficient supply system for its own mills and sawmills. The company's forest holdings are managed on a very long-term basis.

Intensive programmes aimed at enhancing profitability continue. Forest Products' relatively strong position offers the potential to win market shares in a weak market. Long-term competitiveness is also favoured by access to the Group's own wood raw material and SCA's environmental profile. Innovation and product development will continue, with the focus on further processing, customisation in segments with favourable price trends and growth to gain higher profitability. Forest holdings, in-house energy supplies and the focus on biofuel make up the basis for continuing sustainability programmes.

Efforts are continuing with a view to realising SCA's wind power venture via the agreement with the Norwegian energy company, Statkraft, in 2007, which involves 450 wind turbines on SCA's land, offering a power capacity of 2,400 GWh annually.

Market

The European market for publication papers amounts to SEK 140bn. Magazine paper accounts for approximately 50%, while newsprint primarily makes up the remainder. In 2009, demand for publication papers was very sluggish due to the financial crisis and the resulting decline in advertising expenditure. The European market for solid-wood products amounts to some SEK 110bn. All major European countries saw a reversal in house building in 2009, which adversely impacted the market for solid-wood products. However, the renovation and extension market – in which SCA's products are much in demand – was not equally affected.

Publication papers definitions

LWC paper *Light Weight Coated*
A coated paper with a high mechanical pulp content. Used for high-quality magazines and advertising materials with demanding colour-printing requirements.

SC paper *SuperCalandered publication*
A paper with a high-gloss surface and a high content of mechanical and/or recycled pulp. Mainly used for catalogues, magazines and advertising materials.

Newsprint
A paper used for newspapers that is based on mechanical pulp from fresh wood fibre or recycled fibre.

Publication papers, producers in Europe (capacity)

- UPM-Kymmene, 22%
- Stora Enso, 19%
- Norske Skog, 10%
- Myllykoski, 8%
- Holmen, 6%
- SCA, 6%
- Other, 29%



Source: Pöyry

Publication papers

SCA's sales of publication papers are made primarily to the Western European market and to major publishers of newspapers and magazines. The market for publication papers was depressed in 2009. Consumption declined by 14% for newsprint, 22% for LWC and 9% for SC paper. The expected, trend-based market growth was adjusted down as a result of more intense competition for public and advertising expenditures from electronic media. Magazine paper is still expected to show volume growth, however, primarily in Asia and South America, while the global newspaper market is anticipated to remain more stable, with a slight dip in Europe and North America.

The European publication papers market is highly consolidated. The five largest players have a market share of 80% or higher for most paper grades. SCA is the sixth largest publication papers manufacturer in Europe. SCA is the eighth largest among manufacturers of LWC paper and sixth among producers of SC paper and newsprint.

Pulp, timber and solid-wood products

Forest Products has a pulp capacity of 520,000 tonnes. Approximately 40% of this capacity is utilised within SCA for the production of tissue and publication papers. The remainder is sold to external customers. The pulp market is exposed to significant movements in volume and price due to intense international competition. SCA has positioned itself in the high-quality segment based on its excellent access to and expertise in unique long-fibred Nordic wood raw material.

The European market for solid-wood products amounts to approximately SEK 110bn, with demand primarily deriving from the construction and house building industries, which are relatively cyclical. SCA has further developed its operations towards processed and customised, semi-finished products and components with high-value content and more balanced demand. SCA's sawmill operations are the seventh largest in Europe. The industry is dominated by many small and mid-sized sawmills. Combined, the five leading suppliers account for only about 20% of the European market.

SCA is Europe's largest private forest owner with a total of 2.6 million hectares of forestland. 2 million hectares are used for wood production, of which about 5% has been set aside to preserve key natural values. The remainder consist of forests with a low industrial value. The company's forests are managed sustainably, which means that growth exceeds felling, and are managed to the highest standard for responsible silviculture according to the Forest Stewardship Council.

In Sweden, SCA's industries capitalise on the high quality of the raw material from its own forests. In the southern UK, far from the forests but close to Europe's largest concentration of paper consumers, the jointly owned company Aylesford Newsprint uses 100% recovered paper in the production of newsprint. In Austria, close to the large forests of the alpine region and major population centres, SCA Laakirchen utilises fresh fibre from the forest and recovered fibre in the production of high-quality publication papers.

SCA is also one of Europe's largest suppliers of forest biofuels, including branches, tops, roots, bark, sawdust, peat and such processed products as pellets and briquettes. SCA BioNorr supplies households and heating operations in Europe with pellets. This market is growing by more than 20% annually and continues to have excellent growth prospects. The company's market share in Sweden is approximately 6%.

Operations in 2009

Key events

- Intensified streamlining and cost-cutting measures to achieve higher profitability.
- Start-up of a new trimming unit at the Tunadal sawmill.
- Development of the supply chain to the building industry and building materials trade to gain market positions closer to customers and consumers.
- Start-up of new line for the production of mechanical pulp at the Ortviken paper mill.
- Decision made regarding a new lime kiln at the Östrand pulp mill.
- Official permission granted for the first of Statkraft-SCA Vind AB's wind farms in Sweden.

Net sales rose by 2% to SEK 16,983m (16,710). Higher prices in publication papers operations added 4% to sales, while sales fell by 1% as a result of lower prices in pulp and solid-wood products. Lower volumes, especially for newsprint, reduced sales by 3%. Despite a challenging market, SCA increased its shipments of LWC paper from the preceding year, largely thanks to a favourable trend in export sales. While demand for standard grades declined, SCA enjoyed healthy progress in volumes of its environmentally friendly GraphoVerde SC paper. Despite a sluggish market for solid-wood products, SCA increased its shipments. SCA successfully exported substantial volumes of publication papers and solid-wood products to markets outside Europe. The declining SEK exchange rate provided a competitive advantage for Swedish units.

Operating profit rose by 13% to SEK 2,503m (2,207). The improvement was primarily attributable to higher sales prices for publication papers, in addition to lower costs for raw materials and energy, and continuing production improvements. Pulp operations and solid-wood products reported a fall in operating profit due to lower sales prices. Changes in exchange rates added 2% to operating profit.

Operating margin was 14.7% (13.2).

Return on capital employed was 8% (7).

Operating cash surplus amounted to SEK 3,233m (2,880), while operating cash flow rose to SEK 3,305m (1,697). The higher operating cash surplus – combined with lower working capital and slightly lower current capital expenditures – contributed to the improvement.

Capital expenditures totalled SEK 1,153m (1,426). A number of initiatives and projects were completed during the year in an effort to establish more robust market positions closer to customers, such as the development of the supply chain to the building industry and the building materials trade.

SCA's sales by product segment


SC paper, 21%
LWC paper, 19%
Newsprint, 17%
Solid-wood products, 23%
Pulp, 12%
Timber, 8%

SCA's sales by region


Europe, 88%
Asia, 8%
North America, 2%
Africa, 2%

Key figures

SEKm	2009	Group share, %[1]	2008
Net sales	16,983	15	16,710
of which internal	1,286		1,575
Operating cash surplus	3,233	21	2,880
Change in working capital	797		–226
Current capital expenditures	–760	19	–874
Other changes in operating cash flow	35		–83
Operating cash flow	**3,305**	**23**	**1,697**
Operating profit	2,503	25	2,207
Operating margin, %	15		13
Capital employed	31,359	30	30,964
ROCE, %	8		7
Strategic investments			
plant and equipment	–393	13	–552
restructuring costs	0		0
company acquisitions/ divestments	–5		–25
Average number of employees	4,172	8	4,224

[1] Group share excludes items affecting comparability and other operations.

Governance for long-term competitiveness

SCA in its current form, with operations in 100 countries, proprietary production in 40 and with several areas of business, imposes rigorous demands on responsibility and governance. The ultimate aim of governance at SCA is to secure the Group's commitments towards all its stakeholders: shareholders, customers, suppliers, providers of credit, society and employees – commitments that are expressed in the company's business targets and strategies.

From a strategic and business-driven perspective, responsibility and governance thus take on other dimensions. SCA's view is that by achieving success through governance, the Group is also guided towards more effective control. The company's business processes shall represent the focal point, with a set of rules and regulations that not only support these, but are distinctly integrated in the business operation.

In the past two years, several initiatives have been taken to simplify and focus internal governance and the internal rules and regulations. Central to this work has been:

- that governance and rules and regulations are highly commercially focused on business goals and strategies,
- that the Group's risks are thoroughly analysed and grounded in the business strategy and governance work, both at a Board and operational level, and that
- follow-up and evaluation work is conducted with a high degree of quality and congruity.

Corporate governance, including remuneration, pages 38–45
This section describes the rules and regulations and the Group's corporate governance, including a description of the operational organisation. It also details the Board of Directors' responsibilities and its work during the year. Information regarding remuneration and remuneration issues in SCA and internal control in the Group are also included here. SCA applies the Swedish Code of Corporate Governance.

Risk management, pages 46–51
SCA's processes to identify and manage risks are part of the Group's strategy work and are pursued at a local and Group-wide level. The section dealing with risk management describes the most significant risks, and the policies and measures that the Group applies to manage these.

Sustainability, pages 52–54
SCA's sustainability work is an integral part of the company's business operation and values. In the same way as governance and responsibility are based on targets and strategies, the sustainability programme also applies this approach. This helps the company to reduce risk and costs, strengthen competitiveness and attract talent and investors.

President
SCA's President and CEO is responsible for and manages the day-to-day administration of the Group and follows the Board's guidelines and instructions. The President and CEO is supported by the Executive Vice President, who is also the CFO, and the Corporate Senior Management Team, see page 45, whose work the CEO leads. The Corporate Senior Management Team consists of the President, the Executive Vice President, Business Group Presidents and the equivalent, and managers for the corporate staffs Finance, Communications, Strategy and Business Development, HR and Legal Affairs. In addition, the hygiene business has a separate management body. The formal work plan for the Board of Directors and terms of reference issued by the Board of Directors to the President detail, for example, the division of work between the Board and President. In consultation with the Chairman of the Board, the President prepares documentation and decision data for the Board's work.

SCA consists of four business areas (Personal Care, Tissue, Packaging and Forest Products), which are divided into six business groups. The Group also has a global unit for category control (brand, innovation and technology), Global Hygiene Category (GHC), which leads and coordinates these issues in the hygiene business.

Over the past two years, formal governance of SCA's operational units has been considerably simplified, for example, a new delegation scheme has been drafted.

SCA's business groups adhere to the principle of distinct decentralisation of responsibility and authority. The business groups are fully responsible for developing their respective operations through established goals and strategies; a process that is also centrally coordinated. The business groups are responsible for their operating result, capital and cash flow. The position of the business and results are followed up by the entire Corporate Senior Management Team on a monthly basis. Each quarter, business review meetings are conducted where the management of each business group personally meets the President, the CFO and others. These meetings function as a complement to the daily monitoring of operations. Through formal work plans and terms of reference, a number of issues of material significance are placed under the control of the CEO and the Parent Company's Board of Directors.

More detailed information at www.sca.com

- Articles of Association
- Swedish Code of Corporate Governance
- Information from Annual General Meetings in previous years, since 2004 (notices, minutes, President's speeches and press releases)
- Information from the Nomination Committee, since 2006 (composition, proposals and work)
- Information ahead of the 2010 Annual General Meeting (notice, Nomination Committee proposals, Board's proposal for principles for remuneration of the President and other senior executives, information routines for notifying attendance at the meeting, etc.)
- Earlier Corporate Governance Reports, since 2005

Information regarding SCA's ownership structure is presented on page 5.

Governance at SCA

Nomination Committee
The Nomination Committee represents the company's shareholders and is charged with the sole task of drafting proposals for adoption at the Annual General Meeting with respect to election and remuneration matters and, in certain cases, proposing procedural motions for the next Nomination Committee.

Annual General Meeting (AGM)
The Annual General Meeting is SCA's highest decision-making body, which all shareholders are entitled to attend to have a matter considered and to vote for all shares held by the shareholder. The company's Board of Directors is elected at the AGM. The AGM also appoints the company's auditors.

Board of Directors
The Board of Directors has overall responsibility for the company's organisation and administration through regular monitoring of the business and by ensuring the appropriateness of the organisation, management team, guidelines and internal control. The Board approves strategies and targets, and decides on major investments, acquisitions and divestments of operations.

In accordance with the decision of the AGM, the Board of Directors shall comprise eight members elected by the Annual General Meeting with no deputies. In addition, Board members shall include three members and three deputies appointed by the employees.

Chairman of the Board
The Chairman of the Board leads the work of the Board and is responsible for ensuring that it is effectively organised and that work is efficiently conducted. This includes continuously monitoring the company's operations in close dialogue with the President and CEO and ensuring that other Board members receive information and decision data that will enable high-quality discussion and decisions by the Board. The Chairman leads the assessment of the Board's and the President's work. The Chairman also represents the company in ownership matters.


Nomination Committee
Annual General Meeting
External Auditors
Remuneration Committee
Chairman of the Board
Board of Directors
Audit Committee
Internal audit
President and CEO
Executive Vice President
Corporate Staffs
Business Group Presidents
GHC*
Personal Care Europe
Tissue Europe
Americas
Asia Pacific
Packaging Europe
Forest Products

* Global Hygiene Category) GHC was established in 2008 to manage innovation, brand strategy and technology for the Group's hygiene operations.

Audit Committee
The tasks of the Audit Committee, which is not authorised to make decisions, include monitoring financial reporting and the efficiency of the company's internal control, internal audit and risk management. The committee keeps itself informed on the audit, reviews and monitors the impartiality and independence of the auditors, and contributes proposals for the AGM's election of auditors.

Remuneration Committee
The Remuneration Committee, which is not authorised to make decisions, drafts the Board's motions in issues relating to remuneration principles, remuneration and other terms and conditions of employment for the company's senior executives. The committee monitors and assesses programmes for variable remuneration, the application of the AGM's resolution on guidelines for remuneration of senior executives and the applicable remuneration structure and remuneration levels in the Group.

Internal audit
At SCA, it is the responsibility of all employees to ensure effective internal governance and control in the operation or process for which they are responsible. Since 2006, the internal audit is a separate function with the task of evaluating and improving efficiency in SCA's internal governance and control, as well as its risk management. The function has 12 employees and the manager reports to the Audit Committee and the Board regarding internal audit matters and to the CFO with respect to other matters. The internal auditors are geographically located throughout the world where SCA conducts operations. The function examines, among other aspects, SCA's internal processes for ordering, invoicing, purchasing and financial reporting, IT systems, compliance with SCA's policies, including its Code of Conduct, HR issues and various types of projects. The function also offers internal advisory services in connection with internal control matters.

External auditors
The company's auditors, elected at the Annual General Meeting, examine SCA's annual report and consolidated financial statements, the President's administration and the annual reports of subsidiaries, and submit an audit report.

The audit is performed in accordance with the Swedish Companies Act and auditing standards in Sweden as stipulated by FAR SRS, which are based on international auditing standards according to the International Federation of Accountants (IFAC).

Internal rules and regulations, etc.
- Articles of association
- Formal work plan of the Board of Directors
- Terms of reference issued by the Board to the President
- Policy documents (e.g. financial, communications, risk management, pension, HR) and instructions (payment authorisation and payment)
- Code of Conduct

External rules and regulation, etc.
- The Swedish Companies Act
- Swedish and international accounting legislation
- Nasdaq OMX Stockholm's rules and regulations
- Swedish Code of Corporate Governance

Activities during the year

Annual General Meeting (AGM)

The AGM was held on Thursday, 2 April 2009 in Stockholm, Sweden. The meeting was attended by 563 shareholders, either personally or by proxy, corresponding to 63.9% of votes in the company. Attorney-at-Law Sven Unger was elected Chairman of the Meeting. All Board members elected by the meeting attended.

Resolutions by the meeting

- dividend of SEK 3.50 (4.40) per share to be paid for the 2008 financial year,
- re-election of Board members Rolf Börjesson, Sören Gyll, Tom Hedelius, Jan Johansson, Leif Johansson, Sverker Martin-Löf, Anders Nyrén and Barbara M. Thoralfsson,
- re-election of Sverker Martin-Löf as Chairman of the Board,
- adoption of guidelines for determining the salary and other remuneration of the President and other senior executives, see page 42 and Note 6 on page 73.

The minutes of the meeting in full and information on the 2009 AGM, including the President's speech, can be accessed at www.sca.com.

Nomination Committee

The 2009 AGM decided that the Nomination Committee for the 2010 AGM should comprise representatives of not fewer than four of the largest and not more than the six of the largest shareholders in terms of voting rights, as well as the Chairman of the Board, who is also the convener. The Nomination Committee shall submit proposals relating to the Chairman of the Meeting, the Board of Directors, the Chairman of the Board, Board fees and remuneration for committee work, fees for the company's auditors, and proposals to the Nomination Committee prior to the 2011 AGM. In its work, the Nomination Committee shall consider the rules that apply to the independence of Board members and that the selection for those nominated shall be based on expertise and experience relevant to SCA.

Composition of the Nomination Committee for the 2010 AGM

The composition of the Nomination Committee for the 2010 AGM is as follows:

- Carl-Olof By, AB Industrivärden, Chairman of the Nomination Committee
- Håkan Sandberg, Handelsbanken Pension Foundation, among others
- Pontus Bergekrans, SEB Funds
- Torbjörn Callvik, Skandia Liv
- Bo Selling, Alecta
- Sverker Martin-Löf, Chairman of the Board of SCA

This information was published on www.sca.com on 23 October 2009.

All shareholders have had an opportunity to submit proposals to the Nomination Committee. The Nomination Committee's proposals for the 2010 Annual General Meeting are presented in the notification of the AGM and on SCA's website www.sca.com. The 2010 AGM will be held on 26 April, see page 105.

The Nomination Committee was convened on three occasions. The Chairmen of the Board presented the Board evaluation that is conducted annually, and provided the Nomination Committee with information regarding Board and committee work during the year.

Board of Directors

SCA's Board of Directors comprises eight members elected by the Annual General Meeting. Board members Rolf Börjesson, Sören Gyll, Tom Hedelius, Jan Johansson, SCA's President and CEO, Leif Johansson, Sverker Martin-Löf, Anders Nyrén and Barbara M. Thoralfsson were re-elected to the 2009 Board. Sverker Martin-Löf was elected as Chairman of the Board.

The independence of Board members is presented in the table below. SCA complies with the requirements of the Swedish Code of Corporate Governance that stipulate that not more than one member elected by the AGM shall be a member of company management, that the majority of the members elected by the AGM shall be independent in relation to company and company management, and that not fewer than two of these shall also be independent in relation to the company's major shareholders. All of the Board members understand the requirements incumbent upon a listed company. The employees have appointed the following three representatives to the Board, Lars Jonsson, Örjan Svensson and Thomas Wiklund, and their deputies, Anders Engqvist, Bert-Ivar Pettersson and Harriet Sjöberg.

Board activities

In 2009, the Board was convened nine times. At all Board meetings, the President held a presentation of the financial and market position. In addition, the established formal work plan encompasses a number of separate points, such as the adoption of the interim reports and the annual report. On a regular basis throughout the year, the Board has dealt with reports from the Audit and Remuneration Committees and reports on internal control and financial operations. The company's auditors presented a report on their audit work during the year and these issues were discussed.

Classification of the largest shareholders, Nomination Committee 2010 (share of votes)

	%
AB Industrivärden	29.1
Handelsbanken Pension Foundation, among others	13.5
SEB Funds	5.8
Skandia Liv	3.7
Alecta	2.8

Board of Directors and committees

			Committee		Attendance		
Board member	Elected	Independent[1]	Audit	Remuneration	Board meetings	Audit Committee	Remuneration Committee
Rolf Börjesson	2003			x	9/9		2/2
Sören Gyll	1997		x		9/9	6/7	
Tom Hedelius	1985	■		x	9/9		2/2
Jan Johansson	2008	■			9/9		
Leif Johansson	2006				9/9		
Sverker Martin-Löf, Chairman	1986	■	x	Chairman	9/9	7/7	2/2
Anders Nyrén	2001	■	Chairman		8/9	7/7	
Barbara Milian Thorlafsson	2006				9/9		

[1] As defined in the Swedish Code of Corporate Governance.

■ = Dependent in relation to the company's major shareholder, AB Industrivärden.

■ = President of SCA, dependent in relation to the company and the Corporate Senior Management Team, and in relation to the company's major shareholder, AB Industrivärden.

The Board's work in 2009 was strongly influenced by the financial crisis and recession, and how these events impact SCA's operation. The Board worked on and reached a resolution on a major action programme in the Packaging business area that will result in savings of about SEK 1bn. In a strategy meeting during the year, the specific implications of the recession on various customers segments was discussed, with a specific focus on the graphics industry.

Issues relating to the future also shaped the work of the Board in 2009. SCA's expansion in emerging markets was in focus and decisions were made on investments and acquisitions that support this expansion, see page 11 for further information. At the final Board meeting of the year, the Board approved the operational strategy and the financial plan for the period 2010–2012.

On different occasions, Business Group Presidents and senior managers held presentations of their operations.

Evaluation of the Board's work

The work of the Board, like that of the President, is evaluated annually using a systematic and structured process, the purpose of which is to obtain a sound basis for the Board's own development work and to provide the Nomination Committee with a certain amount of decision data to assist in its nomination work. The Chairman of the Board is responsible for the evaluation. In 2009, the evaluation took the form of a questionnaire and discussions between the Chairman of the Board and members. The evaluation covers such areas as the Board's method of work, expertise and the year's work. The Board was provided with feedback after the results were compiled. The Nomination Committee was also informed of the results of the evaluation.

Audit Committee

In 2009, the Audit Committee comprised Chairman Anders Nyrén, Sören Gyll and Sverker Martin-Löf. The Audit Committee held seven meetings in 2009. In its work that includes monitoring financial reporting, the committee dealt with relevant accounting issues, internal auditors' reviews, auditing work and a review of various measurement issues, such as testing of impairment requirements for goodwill, the measurement of forest assets and the preconditions for the year's pension liability calculations.

Remuneration Committee

The Remuneration Committee consists of Chairman Sverker Martin-Löf, Tom Hedelius and Rolf Börjesson. The Remuneration Committee held two meeting during the year. In addition, a number of issues were addressed by circular letter, for example, in connection with various management changes. Activities in 2009 mainly concerned remuneration and other employment terms and conditions for senior executives, and current remuneration structures and remuneration levels in the Group.

Internal audit

The basis of the work is a risk analysis, which is conducted in cooperation with SCA's management team. The risk analysis concludes in an audit plan, which is presented to the Audit Committee. In 2009, about 120 audit projects were performed. During the year, the function reported its observations at each meeting with the Audit Committee and on one occasion to the Board of Directors of SCA.

Work in 2009 also involved following up the units' progress with process-based control, follow-up and reporting of the efficiency in internal governance and control, and separate assessments of the internal control in countries where SCA has major investments and in joint ventures.

External auditors

The 2008 Annual General Meeting appointed the accounting firm of PricewaterhouseCoopers AB as the company's auditors for a mandate period of four years. The accounting firm notified the company that Anders Lundin, Authorised Public Accountant, would be the senior auditor. Anders Lundin is also auditor for AarhusKarlshamn AB, Electrolux AB, AB Industrivärden, Husqvarna AB, Loomis AB and Melker Schörling AB. The auditor holds no shares in SCA.

In accordance with its formal work plan, the Board met with the auditors at three regular Board meetings in 2009. At these meetings, the auditors presented and received opinions on the focus and scope of the planned audit and delivered verbal audit and review reports. Furthermore, at the Board's third regular autumn meeting, the auditors delivered an in-depth verbal report on the audit for the year. The formal work plan specifies a number of mandatory issues that must be covered. These include matters of importance that have been a cause for concern or discussion during the audit, business routines and transactions where differences of opinion may exist regarding the choice of accounting procedures, as well as accounting for consultancy work assigned to the audit firm by SCA and its overall dependence on the company and its management. On each occasion, Board members have had an opportunity to ask the auditors questions. Certain parts of the detailed discussion on the accounts take place without representatives of company management being present.

Board and Committee meetings


JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
Board of Directors
Audit Committee
Remuneration Committee

Remuneration, Corporate Senior Management and Board of Directors

Guidelines

The 2009 Annual General Meeting adopted guidelines for remuneration of senior executives that is based on a total remuneration package comprising a fixed salary, variable salary and other benefits, and a pension. These unchanged guidelines are also proposed for the 2010 AGM, see page 12.

The total remuneration is to correspond to market practice and be competitive in the senior executive's field of profession. Fixed and variable remuneration is to be linked to the executive's responsibility and authority. For the CEO, as well as for other senior executives, the variable remuneration is to be limited and linked to the fixed remuneration. Other senior executives include the Executive Vice President, Business Group Managers and equivalent, and Central Staff Managers.

The variable remuneration is to be based on the outcome of predetermined objectives and, as far as possible, be linked to the increase in value of the SCA share, from which the shareholders benefit. The pension is not to be based on variable remuneration. Programmes for variable remuneration should be formulated so that the Board, if exceptional circumstances prevail, has the possibility to limit, or refrain from, payment of variable remuneration if such an action is considered reasonable and in compliance with the company's responsibility to shareholders, employees and other stakeholders.

Pension benefits are to be either defined benefit or defined contribution, or a combination of both, and entitle the senior executive to pension from the age of 60, at the earliest. To earn the pension benefits, the period of employment must be long term, at present 20 years. When resigning before the age providing entitlement to pension, the senior executive will receive a paid-up pension policy from the age of 60. Matters of remuneration of senior executives are to be dealt with by the Remuneration Committee and, as regards the President, resolved by the Board of Directors.

Remuneration of President and other senior executives

Remuneration of the President and other senior executives is presented in Note 6 on page 73. Variable remuneration for the CEO, Executive Vice President and Business Group Presidents is maximised to a total of 85% of the fixed salary. For one Business Group President, stationed in the US, the maximum outcome is 95%, while the corresponding limit for other senior executives is 75%.

The programme for variable remuneration is divided into a short and long-term portion.

- The short-term portion (Short-term Incentive, or STI) for the CEO, Executive Vice President and Business Group Presidents may amount to a maximum of 50% of the fixed salary. For one Business Group President, stationed in the US, the maximum outcome is 60%, while the corresponding limit for other senior executives is 40%. In 2009, the STI goals were based on cash flow, growth and earnings at both Group and business group levels, and one non-financial goal. For 2010, the goals are spread more evenly across cash flow, operating profit, sales growth and costs, as well as measureable non-financial activity goals. One example is the business-wide goal that has been established to promote innovation in hygiene operations.
- The long-term portion (Long-Term Incentive, or LTI) may amount to a maximum of 35% of the fixed salary, providing that the executive invests half of the net outcome in the company's share, and a maximum of 25% if such investment is not made. The established LTI goal is based on the price performance of the company's B shares measured as TSR (Total Shareholder Return) index, compared with a weighted index of competitors' shares according to the TSR principle, over the most recent three-year period. The comparative companies are selected to correspond, as closely as possible, to SCA's operations comprising hygiene operations (40%), packaging operations (30%) and forest operations (30%). The structure of the LTI was approved by the Board in 2003. See Note 6, page 74 for further information.

Remuneration of the Board

According to the resolution by the AGM, the total fees paid to the AGM-elected Board members were SEK 4,600,000. See Note 6, page 73 for further information.

LTI – Comparative companies, shares

- Hygiene companies, 40%
- Packaging companies, 30%
- Forest companies, 30%



Potential maximum remuneration, breakdown

- Fixed salary
- Short-Term Incentive
- Long-Term Incentive



Outcome, variable remuneration, 2005–2009


SEKm
%
40
30
20
10
0
80
60
40
20
0
2005
2006
2007
2008
2009
Outcome, SEKm
Outcome as a percentage of fixed salary

Internal control of the financial reporting

The Board's responsibility for internal governance and control is regulated in the Swedish Companies Act, the Annual Accounts Act and in the Swedish Code of Corporate Governance. The Annual Accounts Act requires that the company, each year, describe its system for internal control and risk management with respect to financial reporting. The Board bears the overall responsibility for financial reporting and its formal work plan regulates the internal division of work between the Board and its committees.

The Audit Committee has an important task to prepare the Board's work to assure the quality of financial reporting. This preparation work includes issues relating to internal control and regulation compliance, control of recognised values, estimations, assessments and other activities that may impact the quality of financial statements. The committee has charged the company's auditors with the task of specifically examining the degree of compliance in the company with the rules for internal control, both general and detailed.

Financial reporting to the Board

The Board's formal work plan stipulates which reports and information of a financial nature shall be submitted to the Board at each regular meeting. The President ensures that the Board receives the reports required that enable the Board to continuously assess the company's and Group's financial position. Detailed instructions specifically outline the types of reports that the Board shall receive at each meeting.

External financial reporting

The quality of external financial reporting is guaranteed via a number of actions and procedures. The President is responsible for ensuring that all information issued, such as press releases with financial content, presentation material for meetings with the media, owners and financial institutions, is correct and of a high quality. The responsibilities of the company's auditors include reviewing accounting issues that are critical for the financial reporting and reporting their observations to the Audit Committee and the Board of Directors. In addition to the year-end report, the auditor also reviews the six-month report.

Risk management

With regard to financial reporting, the risk that material errors may be made when reporting the company's financial position and results is considered the primary risk. To minimise this risk, control documents have been established pertaining to accounting, procedures for annual accounts and follow-up of reported annual accounts. A Group-wide system for reporting annual accounts has also been introduced. SCA's Board of Directors and management assess the financial reporting from a risk perspective on an ongoing basis. To provide support for this assessment, the company's income statement and balance-sheet items are compared with earlier reports, budgets and other planned figures. Control activities that are significant to financial reporting are carried out using the company's IT system. For further information, see Risk and risk management on pages 46–51.

Control activities and follow up

Significant instructions and guidelines related to financial reporting are prepared and updated regularly by the Group's central controller organisation and are easily accessible on the Group's intranet. The central controller organisation is responsible for ensuring compliance with instructions and guidelines. Process managers at various levels within SCA are responsible for carrying out the necessary control measures with respect to financial statements. An important role is played by the business group's controller organisations, which are responsible for ensuring that financial reporting from each unit is correct, complete and delivered in a timely manner. In addition, each business group has a Finance Manager with responsibility for each business group's financial statements. The company's control activities are supported by the budgets prepared by each business group and updated during the year through continuous forecasts.

In recent years, SCA has introduced a standardised system of control measures involving processes that are significant to the company's financial statements. The controls are adapted to the operational process and system structure of each unit. Accordingly, each unit prepares a record of the actual controls to be carried out in the unit in question. Control of these processes is assessed through self-evaluation followed up by an internal audit. In some cases, SCA has enlisted external help to validate these control measures.

Financial results are reported and examined regularly within the management teams of the operating units and communicated to SCA's management at monthly and quarterly meetings. Before reports are issued, results are analysed to identify and eliminate any mistakes in the process until the annual accounts. For additional information, see Internal audit on page 41.

Activities in 2009

Activities to improve IT security in the financial system were conducted during the year. For some time now, the entire SCA Group has used a shared reporting system for financial statements. During the year, work continued on the transition to an income statement classified by function, which improved the internal communication. An increasing number of units within SCA are also introducing the same reporting system. Another development is the co-location of accounting and reporting of several units in Shared Service Centers. Reporting is thus more efficient and uniform. A number of these centres were introduced during the year. A follow up of the Group's process-based controls also took place. The follow-up showed that these controls are in place at the majority of SCA's units and that they function efficiently.

Elected by the Annual General Meeting



Sverker Martin-Löf (1943)
Tech Lic., Honorary PhD
Chairman of the Board since 2002, formerly President of SCA AB and CEO. Chairman of the Board of SSAB and Skanska. Vice Chairman of Industrivärden, Ericsson and the Confederation of Swedish Enterprise. Member of the Board of Handelsbanken.
Elected: 1986
A shares: 3,000 B shares: 77,823
Independent of the company and corporate management.



Rolf Börjesson (1942)
MSc Eng.
Chairman of the Board of Ahlsell AB. Member of the Board of Avery Dennison and Huhtamäki Oyj.
Elected: 2003
B shares: 17,850
Independent of the company, corporate management and SCA's major shareholders.



Sören Gyll (1940)
Honorary PhD Engineering
Member of the Royal Swedish Academy of Engineering Sciences (IVA).
Elected: 1997
B shares: 4,407
Independent of the company, corporate management and SCA's major shareholders.



Tom Hedelius (1939)
MSc Econ, Honorary PhD Economics
Chairman of the Board of B&B Tools, Industrivärden, the Jan Wallander and Tom Hedelius Foundation and Anders Sandrews Foundation. Vice Chairman of Addtech and Lagercrantz Group. Member of the Board of LE Lundbergföretagen. Honorary Chairman of Handelsbanken.
Elected: 1985
B shares: 5,820
Independent of the company and corporate management.



Jan Johansson (1954)
Master of Laws
President of SCA AB and CEO.
Member of the Board of Handelsbanken.
Elected: 2008
B shares: 50,000



Leif Johansson (1951)
MSc Eng.
President of AB Volvo and CEO. Member of the Board of AB Volvo, Bristol-Myers Squibb Company and the Confederation of Swedish Enterprise. Member of the Royal Swedish Academy of Engineering Sciences (IVA).
Elected: 2006
B shares: 6,040
Independent of the company, corporate management and SCA's major shareholders.



Anders Nyrén (1954)
MSc Econ, MBA
President of AB Industrivärden and CEO. Vice Chairman of Handelsbanken and Sandvik. Member of the Board of Ericsson, Ernströmgruppen, Industrivärden, SSAB and Volvo. Chairman of the Stock Market Company Association and the Association for Generally Accepted Principles in the Securities Market.
Elected: 2001
B shares: 1,200
Independent of the company and corporate management.



Barbara Milian Thoralfsson (1959)
MBA, BA
Member of the Board of Electrolux AB, Storebrand ASA, Tandberg ASA, Fleming Invest AS, Stokke AS, Norfolier AS and Telenor ASA.
Elected: 2006
B shares: 3,000
Independent of the company, corporate management and SCA's major shareholders.

Appointed by the employees



Lars Jonsson (1956)
Chairman Swedish Paper Workers Union dept. 167 at SCA Graphic Sundsvall AB, Östrand Pulp Mill, Timrå.
Member of the Swedish Trade Union Confederation (LO).
Appointed: 2005



Örjan Svensson (1963)
Senior Industrial Safety Representative at SCA Hygiene Products AB, Edet Bruk, Lilla Edet. Member of the Swedish Trade Union Confederation (LO).
Appointed: 2005



Thomas Wiklund (1955)
Shift Production Manager and Chairman of Ledarna (Swedish Organisation for Managers) at Munksund paper mill.
Member of the Council for Negotiation and Cooperation (PTK).
Appointed: 2009

Deputies

Harriet Sjöberg (1946)
Chairman, Unionen, SCA Hygiene Products AB, Gothenburg.
Member of the Council for Negotiation and Cooperation (PTK).
Appointed: 2001
B shares: 1,815

Bert-Ivar Pettersson (1955)
Works Manager at SCA Graphic Sundsvall AB, Ortviken paper mill, Sundsvall.
Member of the Council for Negotiation and Cooperation (PTK).
Appointed: 2005

Anders Engqvist (1958)
Machine Operator at SCA Packaging Sweden AB, Värnamo.
Member of the Swedish Trade Union Confederation (LO).
Appointed: 2005

Honorary Chairman

Bo Rydin
MSc Econ., Hon PhD Econ., Hon PhD Engineering

Auditors

PricewaterhouseCoopers AB
Senior Auditor: Anders Lundin, Authorised Public Accountant

Secretary to the Board

Anders Nyberg (1951)
Master of Laws
Senior Vice President, Corporate Legal Affairs, General Counsel
B shares: 30,396

Information regarding individuals' own and related parties' shareholdings pertain to the situation on 31 December 2009.



Jan Johansson (1954)
President and CEO
Master of Laws
Employed since 2007
B shares: 50,000



Lennart Persson (1947)
CFO and Executive Vice President, Head of Finance
BSc BA
Employed since 1987
B shares: 35,265



Kenneth Eriksson (1944)
COO (Chief Operating Officer)
Mechanical Engineer
Employed since 1979
B shares: 17,373



Robert Sjöström (1964)
President SCA Global Hygiene Category
MSc Econ, MBA
Employed since 2009
B shares: 2,000



Thomas Wulkan (1961)
President SCA Personal Care Europe
BSc BA
Employed since 2000



Mats Berencreutz (1954)
President SCA Tissue Europe
MSc ME
Employed since 1981
B shares: 417



Michael Cronin (1958)
President SCA Packaging Europe
Marketing graduate
Employed since March 2010



Ulf Larsson (1962)
President SCA Forest Products
BSc Forestry
Employed since 1992
A shares: 276
B shares: 1,646



Sune Lundin (1951)
President SCA Americas
MSc Eng.
Employed since 2008



Christoph Michalski (1966)
President SCA Asia Pacific
MSc Econ.
Employed since 2007
B shares: 1,700



Gordana Landén (1964)
Senior Vice President, Corporate Human Resources
BSc
Employed since 2008



Anders Nyberg (1951)
Senior Vice President, Corporate Legal Affairs, General Counsel
Master of Laws
Employed since 1988
B shares: 30,396



Ulf Söderström (1964)
Senior Vice President, Business Development and Strategy
Studies in economics, MBA
Employed since 2009
B shares: 24

Senior Vice President, Corporate Communications is vacant.

Information regarding individuals' own and related parties' shareholdings pertain to the situation on 31 December 2009.

Risk and risk management

SCA is exposed to a number of risks that could exert a greater or lesser material impact on the Group. These risks are generally defined as factors that impact SCA's ability to achieve established targets for the Group. This applies to both financial targets and targets in other areas. SCA's targets are outlined in the section Strategy, on pages 6 and 7.

Many of the risk described could have a positive or negative impact on the Group. This implies that if risk develops in a favourable manner or if risk management is successful in counteracting the risk, target fulfilment could exceed expectations. From this perspective, risk could also entail opportunities for SCA. Examples include the GDP trend and the economic situation, the cost of input goods, customer and consumer behaviours, and movements in market prices.

SCA's structure and value chain

SCA's structure and geographically dispersed business entails in itself a certain degree of risk reduction. SCA conducts operations in four business areas that deliver to entirely, or partially, different customer segments and end-users. The various businesses are also affected to a somewhat different degree by the business cycle and general economic prosperity.

The competitive situation also varies for the different businesses. SCA's products are sold through many different channels and distribution paths.

The operation has a large geographical spread. Sales are conducted in more than 100 countries and manufacturing is pursued at about 250 production units in some 40 countries. Sales are often based on local manufacturing.

SCA's structure also means that the raw material flows are, to a certain degree, integrated – from forest land to the finished consumer products. In 2009, 46% of SCA's wood raw materials requirements were sourced from the Group's own forests. The wood fibre is used for SCA's production of market pulp, containerboard and publication papers, in sawmill operations, and for the manufacture of tissue. Forest waste from SCA's activities is used in biofuel operations. The energy generated in the production process is used internally or sold.

GDP trend and economic conditions

Risk

SCA's volume trend is linked to the development of GDP and related factors, including industrial production, in countries representing SCA's main markets.

Movements in the GDP trend influence demand for certain SCA products.

Policy/Action

SCA has reduced the impact of the general economic trend by focusing on its hygiene operations. Other operations are more sensitive to economic movements.

In 2009, Personal Care and Tissue accounted for 60% of SCA's sales. Sales to the retail market, which accounts for the bulk of sales of hygiene products, are more dependent on established consumption patterns and distribution than the economic climate. The institutional care and homecare facilities segment for incontinence products is also relatively unaffected by the business cycle, although it can be impacted by the public budget situation in certain countries. The segment in the hygiene business that is most sensitive to economic movements is AFH, which is affected by the consumption of tissue outside the home, for example, within industry and offices, as well as the hotel and restaurant industry.

The Packaging business area is more sensitive to economic movements. In 2009, it accounted for 25% of consolidated sales. The volume trend is influenced by developments in the food industry (about 40% of volumes) and the manufacturing industry (about 30%). Forest products are also vulnerable to economic movements. Sales of publication papers, representing 9% of SCA's sales, are affected by movements in business activity in the advertising sector. The relatively cyclical construction and private house industries impact SCA's solid-wood product business, which accounts for 3% of sales.

For all businesses, it is important that SCA manages the effects of the economic movements that occur by taking actions to reduce costs and by reviewing the capacity and production structure.

Trend within SCA's key customer segments (Europe, Index in 2000 = 100)


Index
100
80
60
40
20
0
00 01 02 03 04 05 06 07 08 09
Retail trade
Manufacturing industry
Advertising market (newspapers and magazines, Germany, France and the UK)
Construction industry

Environmental impact and climate change

Risk

SCA's operations could have an impact on air, water, land and biological processes. These effects could lead to costs for restoring the environment. The matter of the economic impact of climate change is also growing in significance.

Policy/Action

A number of years ago, SCA established a sustainability policy, which details guidelines for the Group's actions in the areas of environmental and social responsibility. Risks are minimised through preventive work in the form of certified environmental management systems, environmental risk inspections in conjunction with acquisitions, and remediation projects in connection with plant closures.

The Group's large forest holding has an extremely positive environmental effect through the absorption of carbon dioxide. Furthermore, the forest guarantees access to renewable forest raw materials.

Through its extensive Resource Management System (RMS), SCA monitors how the company utilises energy, water, transports and raw materials. The data is used for internal control and follow-up of established goals. SCA works proactively to decrease its climate footprint by reducing its energy consumption and emissions of greenhouse gases. Continuous work is conducted to reduce the already low levels of oil and coal used in the Group, and to increase the proportion of renewable energy, such as wind power. A comprehensive description of SCA's work in this area is provided in the Group's Sustainability Report.

The market pulp is subsequently used in the production of mainly tissue and personal care products. Some 41% of the pulp requirement was satisfied by the Group's own pulp production. SCA is also a major player in the recovered fibre market and in 2009 collected 37% of the Group's total recovered paper requirement. This was primarily used in tissue and packaging operations, but SCA's publishing paper business also used the collected recovered fibre.

Processes for risk management

SCA's Board determines the Group's strategic direction based on recommendations from Corporate Senior Management. The responsibility for long-term and overall management of strategic risks follows the company's delegation scheme, from the Board to the President, and from the President to the Business Group Presidents. This means that most operational risks are managed by SCA's business groups at a local level, but are coordinated when deemed necessary. The tools for this work primarily comprise continuous reporting by the business groups and the annual strategy process, which includes risks and risk management as part of the process.

SCA's financial risk management is centralised, as is the case for the corporate internal bank for financial transactions of Group companies and management of the Group's energy risks. The financial risks are managed in accordance with the Group's finance policy, which is approved by SCA's Board and, together with SCA's energy risk policy, comprises a framework for management activities. The risks are grouped and followed up on a regular basis to ensure compliance with these guidelines. SCA has also centralised the management of other risks.

SCA has established a corporate internal audit unit, which ensures that the organisation complies with the Group's policies.

Risks and risk management

The most significant risks that impact SCA's ability to achieve established targets are presented on pages 46–51 together with a description of how these risks are managed.

	Impact of political decisions	Changes in the behaviour and attitudes of customers and consumers	Dependence on major customers and distributors
Risk	SCA is affected by political decisions and administrative regulations in the more than 100 countries in which the Group conducts operations. These relate to general regulations, such as taxation and financial reporting. SCA is also impacted by more specific regulations, such as the granting of permits in accordance with the Environmental Code and reimbursment of expenses in the healthcare system.	Changes in the behaviour and attitudes of customers and consumers could affect demand for certain products and thus profitability. For example, competing substitutes could reduce demand for SCA's products.	The retail trade is SCA's single largest customer group and thus exercises considerable influence. SCA also uses other distributors or retailers that could impact the Group. A general consolidation process is taking place in several of SCA's sales channels, thus increasing dependence on individual customers. This increase in dependence could result in negative consequences if SCA does not fulfil the demands imposed.
Policy/Action	SCA monitors movements in its business environment, enabling it to evaluate developments and take actions. SCA is a member of national and international trade associations, which comprise the primary bodies for participation in public debates. For issues of importance to the company, SCA can also work directly in cooperation with regulatory bodies and the public. Examples include the project to construct wind turbines on SCA's land in central Sweden and the regular consultations held with Swedish Sami people regarding cooperation between forestry and reindeer husbandry. Another key area for SCA is political developments in the environmental area, where SCA assesses and monitors legislation. Since most of SCA's operations are located in Europe, the EU is a natural focal point. One example of influence exerted in this area is the EU Waste Directive, where focused lobbying efforts ensured that the final directive did not disadvantage SCA's corrugated board boxes, compared with plastic boxes. SCA works actively to disseminate knowledge regarding various national systems to decision-makers in countries where new structures are being built up. Examples include the development of systems for cost-free prescription of incontinence aids in countries where such benefits were not offered in the past.	SCA works proactively to adapt to and influence the behaviour and attitudes of customers and consumers. SCA improves customer insight by studying the attitudes and views of existing and potential consumers. For many of SCA's business areas, retail is an important customer and distribution channel. Consequently, changes in the retail sector attract a great deal of attention. Another way of being proactive is through innovation, including in-house research and development. A major driving force for innovation comprises demands and requests from customers and consumers. Accordingly, development work is often conducted in direct cooperation with customers. An increasingly important factor is greater focus on sustainability with respect to environmental, financial and social factors. Other demands imposed on SCA's innovation include the desire to create profitable differentiation for SCA's products range and create value and growth, both for customers and SCA (read more about innovation on page 16). In many countries, the degree of penetration is low, meaning only a small proportion of the population use SCA's products, compared with more developed countries. To increase acceptance of products, SCA focuses on matters influencing attitudes and on breaking taboos. This also applies to Europe and North America with regard to such items as incontinence care.	SCA's customer structure is relatively dispersed, with customers in many different areas of business. In the retail trade, the prevailing trend is towards increased concentration, which to date has resulted in fewer retail companies at a national and regional level. This could also present opportunities through closer cooperation. There are still a considerable number of retail companies, which reduces the risk for SCA. SCA also uses distributors, mainly for AFH. A very large number of distributors are active in this segment and the international concentration is relatively low. Credit risk in accounts receivable is dealt with in the section Credit risk, on page 51.

Expansion into new markets

Risk

In recent years, SCA has expanded the operation into emerging markets outside Western Europe and North America. If the conditions differ from those in already established markets, this expansion could involve new risks for SCA.

Policy/Action

SCA can expand its business in various ways. The sale of SCA's products in new markets can be managed by agents or by the Group's own sales company. When it has been decided to conduct manufacturing in the local market, this may be carried out through a joint venture in cooperation with other owners or by SCA acquiring or forming a wholly owned company. A joint venture, through collaboration with a partner with solid local knowledge, reduces the risk for SCA.

Prior to initiating operations, SCA conducts a feasibility study. Depending on how the business will be operated, varying methods are used in the feasibility study, including market studies, and a review of the legal requirements, including environmental legislation, due diligence of existing companies, and assessments of the business climate and common business practices in the market in question. A risk analysis of issues related to the environment and business ethics is also performed.

When the business is operational, SCA has often improved its knowledge of the market and can thus adapt the organisation. The recruitment of personnel with the appropriate values is crucial, as is maintaining contact with the market in question through communication. SCA's Group policies, including its Code of Conduct and Sustainability Policy, apply to all markets in which SCA conducts operations.

Sales in emerging markets


7%
1999
18%
2009

Emerging markets
Mature markets

Emerging markets include the countries in Eastern Europe, Latin America and Asia (excluding Japan) and Africa.

Movements in the market price for SCA's products

Risk

Movements in the market price for SCA's products could create large movements in the profitability of the product in question when these variations are not related to changes in costs for SCA.

Policy/Action

Several methods can be applied to address the risk that movements in market prices will create significant variations in profitability. A small share of contracts, mainly relating to corrugated board, has been indexed to correspond to the underlying cost scenario. Long-term contracts at fixed prices and price hedging only occur in exceptional cases. To reduce the impact of price movements on SCA, actions are taken to adapt the cost scenario to lower market prices, for example, by renegotiating purchasing agreements, implementing personnel and capacity reductions, and reviewing the business structure. In other cases, the product's content can be adapted to the new market price level.

Movements in the market price in a number of SCA's product segments are detailed in the figure below. The diagram specifies the average price per year (index 100) and movements around this value over the past ten years.

Highest/lowest market prices (annual average) 2000–2009 per product


Index
125
100
75
50
25
0
Solid-wood products (Pine)
Average price for the period
Publishing paper (LWC)
Corrugated board
Tissue

Risks at plants

Risk

SCA has a large number of production facilities in some 40 countries and many of these conduct continuous production. Fires, machinery breakdowns and other types of harmful incidents could damage the plant in question and also cause delivery problems.

Policy/Action

SCA's activities in this area are governed by its Risk Management Policy, which controls how SCA shall manage insurable risks. From this perspective, the aim of risk management is to protect employees, the environment, the company's assets and the business in an effective and cost-efficient manner, and to minimise SCA's risk management cost. This can be achieved by creating and retaining a balance between loss prevention and insurance cover.

The loss-prevention work is conducted in accordance with established guidelines that include inspections by risk engineers and benchmarking with other plants, within and outside SCA. Other important elements of loss-prevention activities include maintenance of plants, staff training, good orderliness, and documentation. Over a period of many years, approximately SEK 200m was invested annually in risk prevention at SCA. For example, new facilities are fitted with sprinkler systems as standard. The pace of investment has now eased slightly, since many potential investments have already been made.

All plants are insured to replacement cost and for the loss of contribution margin. Within the EU, insurance is carried out by one of the Group's own companies, with external reinsurance for major damages. Outside the EU, SCA cooperates with market-leading insurance companies.



Suppliers

Risk

SCA is dependent on a large number of suppliers. The loss of key suppliers could result in costs for SCA and problems in manufacturing. Suppliers could also cause problems for SCA through non-compliance with applicable legislation and regulations or by otherwise acting in an unethical manner.

Policy/Action

To reduce this risk, SCA has supply contracts with several suppliers and continuously enters into agreements with various durations. The Group has a number of suppliers for essentially all important input goods. These contracts ensure deliveries of a significant proportion of input goods at the same time as the effects of sudden cost increases are limited. The Group also has more intensive cooperation with selected suppliers that covers the development of materials and processes.

SCA continuously assesses all key suppliers to ensure that they fully comply with the Group's requirements in all respects. The assessment may take the form of a questionnaire, an on-site visit or the use of independent auditors. For essentially all important input goods, SCA assesses the following factors at current and potential suppliers.

- Quality
- Product safety
- Impact on the environment, including the issue of the origin of the input goods
- Use of chemicals
- Compliance with SCA's Code of Conduct



Cost of input goods

Risk

The market price of many of the input goods used in the manufacture of SCA's products fluctuates over time and this could influence SCA's earnings.

Policy/Action

The risk of price movements related to input goods and the impact of these on earnings can be managed in several ways. SCA's structure means that an significant share of raw materials are produced within the Group and, consequently, price movements have a smaller impact on earnings. In 2009, 46% of SCA's wood raw material requirements were sourced from its own forests and 41% of its pulp requirements were satisfied by the Group's own pulp production. The Group's collection of recovered fibre accounted for 37% of the Group's needs.

Another method used to manage the price risk is by availing of financial hedges and long-term contracts. SCA is an energy-intensive company and hedges the energy price risk for electricity and natural gas. More detailed information on the energy price risk and management activities related to this is presented on page 50. Under normal circumstances, no other price risks related to input goods are hedged, although this could be carried out in exceptional cases.

A significant cost item comprises oil-based materials and other oil-related costs, such as transports. The oil-based materials are principally used in Personal Care and generally as packaging material. When possible, these and other costs are managed principally through compensation in the form of raised prices for SCA's products, by adjusting product specifications or through streamlining of the Group's own operation. The impact of price movements on input goods can be delayed through purchasing agreements.

SCA's relative costs for various key input goods are described on page 102. The historical price trend for a number of the input goods is outlined below.

Highest/lowest market prices (annual average) 2000–2009 per product


Index
250
200
150
100
50
0
Pulp (NBSK)
Recovered paper (ONP)
Electricity
Average price for the period

Employee-related risks

Risk

SCA must have access to skilled and motivated employees and safeguard the availability of competent managers to achieve established strategic and operational objectives.

Policy/Action

SCA's strategic manpower planning is based on having the right people with the right expertise at the right time. Planning is linked to SCA's strategy related to investments or adaptations in various markets or changed strategic focus. The chances of identifying a sufficient number of new employees or employees with sufficient competence is weighed against internal measures, such as internal training and job rotation. To enhance job rotation, SCA has established a Global Job Portal, where all vacant positions are published, both internally and externally.

SCA aims to offer such salary terms and other benefits that the link between SCA's commercial prioritisations and the individual's personal performance is clear to the employee. Benefits are also adapted to the conditions prevailing in each local market.

SCA has established a succession planning programme, which protects the operation if one or more individuals in the respective management teams were to terminate their employment at the Group. The business must not be entirely dependent on the contacts, skills and experience of managers.

SCA encourages its employees to join trade unions and endeavours to maintain excellent relationships with the union organisations. This approach enables SCA to proactively work to ensure strategic manpower planning in cooperation with the union organisations.



Energy price risk

Risk

Energy price risk is the risk that increased energy prices could adversely impact SCA's operating profit. SCA is exposed to price movements of electricity and natural gas, but the price of other energy commodities also directly and indirectly impacts SCA's operating profit.

Policy/Action

SCA centrally manages the energy price risk related to electricity and natural gas. According to SCA's policy, these price risks can be hedged for a period of up to 36 months. Energy price hedging is effected through financial instruments and fixed pricing in existing supply agreements.

SCA safeguards the supply of electricity and natural gas through centrally negotiated supply agreements with well-established suppliers. The portfolio of supply agreements shall be effectively spread to minimise SCA's counterparty risk.

In 2009, SCA purchased about 7 (7; 7) TWh of electricity and about 9 (10; 10) TWh of natural gas.

The graph below displays SCA's price hedges in relation to forecast consumption of electricity and natural gas for the next three years. The graph includes financial hedges and hedging effected via supply agreements. Portions of the Swedish electricity exposure are hedged for a longer period through supply agreements that mature in 2013 and 2019.

For further information concerning financial price hedges, see Note 18 Derivatives on page 84.

Energy price hedges in relation to forecast consumption, 31 December 2009.


%
60
50
40
30
20
10
0
2010
2011
2012
Electricity
Natural gas

Currency risk | *Transaction exposure*

Risk

Transaction exposure is the risk that exchange-rate movements in export revenues and import expenses could negatively impact the Group's operating profit and the cost of non-current assets.

Policy/Action

Transaction exposure, resulting from exports and imports, can be hedged for a period of up to 18 months. Contracted future payments for non-current assets in foreign currencies can be hedged up to the full cost.

The forecast net flow of currency against SEK amounts to SEK 9,667m (10,764; 10,182) on an annual basis. The forecast flows are expected to occur evenly over time. At year-end, a net flow against SEK corresponding to 5.7 months of the forecast flow for 2010 was hedged. The majority of hedges mature during the first and second quarters of 2010. In addition to hedging of flows for 2010, Forest Product's exports from Sweden were hedged in the amount of EUR 144m relating to flows in 2011.

The table below presents the hedging of flows in 2010 and the forecast for these. For further information relating to hedging of transaction exposure, see Note 18 Derivatives on page 84.

Forecast and hedges relating to flows in 2010

Currency	Net flows SEKm	Currency inflows SEKm	Currency outflows SEKm	Hedged inflows %	Hedged outflows %
GBP	2,646	4,110	–1,464	24	17
RUB	1,211	1,216	–5	6	0
DKK	1,152	1,346	–194	60	88
NOK	1,007	1,176	–169	38	62
AUD	1,003	1,211	–208	15	26
CHF	956	1,037	–81	14	0
CAD	635	1,033	–398	6	7
EUR	233	14,288	–14,055	32	17
USD	–1,814	5,362	–7,176	12	13
Other	2,638	6,988	–4,350	12	7
SEK	–9,667	7,076	–16,743	32	41

Currency risk | *Translation exposure*

Risk

Translation exposure is the risk to which SCA is exposed when translating foreign subsidiaries' balance sheets and income statements to SEK.

Policy/Action

The policy relating to translation exposure for foreign net assets is to hedge a sufficient proportion in relation to SEK so that the Group's debt/equity ratio is unaffected by exchange-rate movements. Hedging takes place by financing a certain portion of capital employed in foreign currencies with loans and derivatives in corresponding currencies. The optimal degree of matching in connection with hedging depends on the current consolidated debt/equity ratio.

Translation exposure in the income statements of foreign subsidiaries is not currency-hedged.

At 31 December 2009, capital employed in foreign currency amounted to SEK 72,591m (80,631; 70,368). Distribution by currency is shown in the table below. At year-end, capital employed was financed in the amount of SEK 26,530m (32,324; 25,868) in foreign currency, which is equivalent to a total matching ratio of 37% (40; 37). For further information relating to hedging of translation exposure, see Note 18 Derivatives on page 84.

Financing of capital employed

Currency	Capital employed SEKm	Net debt SEKm	Matching financing 2009 %	Matching financing 2008 %
EUR	35,139	11,206	32	37
USD	8,339	2,812	34	36
GBP	8,182	3,589	44	35
MXN	3,956	1,856	47	52
AUD	2,812	1,034	37	41
DKK	2,099	1,143	54	56
RUB	1,908	981	51	95
NZD	1,698	438	26	34
PLN	1,521	952	63	63
COP	1,280	479	37	41
Other	5,657	2,040	36	43
Total currency	**72,591**	**26,530**	**37**	**40**
SEK	35,745	13,900		
Total	**108,336**	**40,430**		

Long-term currency sensitivity

Currency	Sales %	Expenses %	Operating profit* SEKm	Closing rate 31 Dec. 2009	Average rate 2009
EUR	50	48	7,424	10.3244	10.5922
USD	12	13	–610	7.2012	7.5978
GBP	9	6	2,894	11.4377	11.8895
SEK	6	15	–7,783		
DKK	3	2	1,016	1.3875	1.4228
AUD	3	2	1,309	6.4228	6.0176
MXN	2	2	298	0.5532	0.5640
NOK	1	0	1,176	1.2403	1.2150
Other	14	12	3,924		
Total	**100**	**100**	**9,648**		

* Operating profit, excluding items affecting comparability.

The table to the left presents a breakdown of the Group's net sales and operating expenses by currency, which provides an overview of the Group's long-term currency sensitivity. The largest exposures are denominated in EUR, USD, GBP and SEK. The imbalance between sales and expenses in SEK is because the Swedish operations have a high proportion of exports that are invoiced in foreign currencies.

Credit risk

Credit risk relates to the risk of losses because SCA's counterparties as part of financial agreements, or customers do not fulfil their payment obligations.

Financial credit risk

The objective is that counterparties must have a minimum credit rating of A- from Standard & Poor's or A3 from Moody's.

SCA endeavours to enter into agreements that allow net calculation of receivables and liabilities. Credit exposure in derivative instruments is set as the market value plus an additional amount based on credit risk factors that reflect the risk for increased exposure as a result of market movements.

At year-end, the total credit exposure was SEK 14,427m (17,550; 11,333). This exposure also includes credit risk for cash instruments in the amount of SEK 10,251m (13,400; 8,938) of which SEK 6,779m (8,808; 7,637) was attributable to leasing transactions (see Note 32 Contingent liabilities). Credit exposure in derivative instruments amounted to SEK 4,176m (4,150; 2,395) at 31 December 2009.

Credit risk in accounts receivable

Credit risk in accounts receivable is managed through credit checks of customers using credit rating companies. The credit limit is set and regularly monitored. Accounts receivable are recognised at the amount that is expected to be paid in based on an individual assessment of each customer. The Personal Care and Tissue business areas limit risk in accounts receivable using credit insurance of certain receivables. The graph below shows the ten largest customers' share of outstanding accounts receivable by business area.

Ten largest customers' share of outstanding accounts receivable by business area


%
30
25
20
15
10
5
0
Personal Care and Tissue
Packaging
Forest Products

Liquidity and refinancing risk

Liquidity and refinancing risk is the risk that SCA is unable to meet its payment obligations as a result of insufficient liquidity or difficulty in raising new loans.

SCA shall maintain financial readiness in the form of a liquidity reserve consisting of cash and cash equivalents and unutilised credit facilities totalling at least 10% of the Group's forecasted annual sales. SCA limits its refinancing risk by having a good distribution for the maturity profile of its gross debt. The gross debt's average maturity should exceed three years. Surplus liquidity should primarily be used to amortise external liabilities. SCA's policy is to not agree to terms that entitle the lender to withdraw loans or adjust interest rates as a direct consequence of movements in SCA's financial key figures or credit rating.

SCA's financing is mainly secured by bank loans, bond issues and through issuance of commercial papers. The refinancing risk in short-term borrowing is limited through medium-term credit facilities from bank syndicates and individual banks with favourable credit-worthiness.

During the year, SCA effected refinancing and expansion of its credit facilities for a total amount of about SEK 10,000m. In the same period, the Group's net debt was reduced by SEK 6,572m mainly as a result of the improvement in the company's cash flow. At year-end, the average maturity of gross debt was 2.6 years (3.0; 4.2). If short-term loans were replaced with drawings under long-term credit facilities, the maturity would amount to 3.6 years. Unutilised credit facilities amounted to SEK 33,400m at year-end. In addition, cash and cash equivalents totalled SEK 5,148m.

For further information, see Note 22 Current financial assets, cash and cash equivalents, and Note 25 Financial liabilities on page 88.

Liquidity reserve

SEKm	2009	2008	2007
Unutilised credit facilities	33,400	20,684	22,319
Cash and cash equivalents	5,148	5,738	3,023
Total	**38,548**	**26,422**	**25,342**

Interest-rate risk

Interest-rate risk relates to the risk that movements in the interest rates could have a negative impact on SCA. SCA is affected by interest-rate movements through its net financial items.

SCA seeks to achieve a good spread of its interest due dates to avoid large volumes of renewals occurring at the same time. SCA's policy is to raise loans with floating rate, since it is SCA's understanding that this leads to lower interest expense over time. The interest-rate risk and interest period are measured by currency and the average interest term shall be within the interval 3–15 months.

In 2009, SCA's net financial items decreased as a result of short interest terms and falling interest rates. SCA's largest funding currencies are denominated in SEK and EUR, see the graph below for further information. To achieve the desired fixed-interest period and currency balance, SCA uses financial derivatives. The average interest period for the gross debt, including derivatives, was 4.8 months (4.6; 5.3) at year-end. The average interest rate for the total outstanding net debt, including derivatives, amounted to 2.89% (5.61; 5.85) at year-end.

Gross debt distributed by currency


SEKm
15,000
12,000
9,000
6,000
3,000
0
SEK
EUR
GBP
USD
MXN
AUD
DKK
RUB
PLN
Other
Gross debt

Risk

Policy/Action

Integrated sustainability approach generates profitability

The year 2009 was marked by the recession and financial crisis. In this harsh competitive environment, SCA coped relatively well. The Group's distinct and transparent sustainability strategy contributed to the favourable result.

Sustainability is an integral part of SCA operations and the company's strategy for growth and value creation.

SCA's sustainability strategy

SCA's sustainability strategy is based on a number of building blocks: a systematic approach, transparency, clearly stated targets, integration with business operations and innovation.

Systematic approach

SCA works in line with the "if it is measured, it will get done" principle. This is achieved through, for example, a comprehensive resource management system (RMS), systematic supplier screening, Business Practice Reviews and integration of social performance indicators in the financial reporting system.

Transparency

At SCA, openness and transparency have long been a matter of course. The Group seeks to engage in dialogue with a large number of stakeholders to develop world-class work methods.

Distinct targets

The backbone of SCA's sustainability programmes are the four long-term targets described in the next few pages.

Integration with business operations

SCA's environmental targets are incorporated into the Group's overall strategy, which means that they are also ingrained in the commercial plans of the business groups. As of 2009, the impact of all investments on environmental targets will be taken into account. As part of the due diligence process, a risk analysis is conducted to highlight possible issues relating to the environment or business ethics.

Innovation

Innovation is a fundamental part of SCA's strategy. In 2009, sustainability aspects and product safety remained factors that were important to customers and consumers, and thus a significant factor in product development.

The various parts of the strategy work together and create an overall approach that leads to strengthened competitiveness, reduced costs and lower risk level, and increases SCA's attractiveness to investors and facilitates the recruitment of top talent.

About the Sustainability Report

SCA publishes a separate sustainability report each year. The Global Reporting Initiative (GRI) guidelines, level A, are applied in the report and a detailed GRI index table can be viewed at www.sca.com. The Sustainability Report was reviewed in its entirety by PricewaterhouseCoopers.

SCA's Sustainability Report is available in English and Swedish in a printed version and at www.sca.com. The Sustainability Report is also SCA's Communication on Progress, a document required of all Global Compact signatories.

The Sustainability Report and the Annual Report should be viewed as a single unit in which information may be provided in either report or, where appropriate, in both.



Read more at www.sca.com
or in SCA's Sustainability Report 2009.


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Economic responsibility

Sustainability programmes are of key importance to SCA's ability to attract customers, employees and investors. From an owner perspective, sustainability initiatives help to maximise the value of the company.

Creating value for stakeholders

Through its business operations, SCA helps to create economic prosperity in society and economic development among its stakeholders – both directly and indirectly.

SCA provides its customers with products and purchases materials and services from its suppliers. Wages are paid to employees, who in turn contribute to society through taxes and purchasing power. Shareholders receive dividends and society receives income in the form of taxes. SCA's involvement in community projects contributes to local economies. SCA's operations in emerging markets help these regions to develop economically through SCA's interaction with local stakeholders, such as employees and local suppliers.

Sustainable enterprise important for competitiveness

The past few years have been characterised by a sharp rise in interest in sustainability among customers and consumers. In contract negotiations, customers increasingly ask questions and make demands that primarily relate to the environment, but also to social responsibility.

For SCA, which has been conducting sustainability work for many years, this provides a competitive advantage. Examples of product launches with an environmental focus in 2009 include Edet Eco, tissue manufactured from 100% recovered fibre, Nordic ecolabeled baby diapers from Libero, and a magazine paper based on more than 50% recovered fibre (see box below).

Increasing share of investors with sustainability requirements

Sustainability assessments of the company have become increasingly important to investors in SCA shares. Major institutional investors often add environmental and social parameters to their risk analysis, while a number of sustainability funds have a strategy of only investing in companies that are among the best from an environmental, social and economic perspective.

In the most recent measurement (2008), it was estimated that 20% of SCA's shares are owned by investors who examine how the Group conducts its sustainable development work. This corresponds to an increase of 15 percentage points since 2004. 73 European sustainability funds have SCA in their investment portfolios.

Cost distribution by stakeholder

	SEKm	%
Taxes paid	1,003	1
Interest paid to creditors	1,644	2
Dividend to shareholders	2,498	2
Employee social security costs	4,874	5
Remaining in the company*	7,989	7
Employee salaries	16,596	15
Suppliers	74,327	68

* Current expenditures, restructuring costs, strategic investments and acquisitions.

SCA included in many sustainability indexes

SCA is assessed annually by several ranking institutes. During 2009, the company was once again included in the Dow Jones Sustainability Index – both the Dow Jones STOXX Sustainability Index and the Dow Jones Sustainability WORLD Index – which are two of the world's most prestigious sustainability indexes. SCA is one of only four Swedish companies included in the two indexes.

Since 2001, SCA has been listed on FTSE-4Good, a index measuring earnings and performance among companies that meet globally recognised norms for corporate responsibility. Global Challenges, Orange SeNSe Fund and OMX GES Nordic Sustainability Index are examples of other indexes and funds in which SCA is included. In 2009, interest from SRI (Socially Responsible Investment) players remained considerable.

Percentage of SCA shares owned by investors with sustainability monitoring


%
20
15
10
5
0
2005
2006
2007
2008
2009

Source: European Business School

GraphoVerde a ray of hope in a weak market

Last year, deliveries of SC paper in Europe declined by 9% at the same time as SCA recorded an increase of nearly 50% in sales of its SC quality GraphoVerde, a paper with a high proportion of recovered fibre.

In 2009, only 82% of the European production capacity for SC paper was utilised. In a declining market, GraphoVerde was a shining exception and sales surpassed already high expectations.

"Our technology development has reached such a high level that we can produce paper of excellent quality using a high proportion of recovered fibre," says Mark Lunabba, President SCA Graphic at Laakirchen. "GraphoVerde fills an entirely new product position that did not exist earlier in terms of quality and price."

Production of GraphoVerde requires less wood and electricity and generates lower emissions of carbon and other environmentally damaging substances than other high-quality magazine paper.


Style
eco-business

Environmental responsibility

SCA's endeavours to minimise its environmental footprint to the greatest possible extent. The emphasis in the energy work is on climate and environment, responsible use of wood raw material and water.

Climate and energy

In 2008, SCA adopted a new quantifiable CO_2 target (see below). SCA is an energy-intensive company and major investments are required to achieve the environmental target. SCA works systematically to replace coal and oil with natural gas and biofuel.

Another way to reduce emissions is to seek to identify alternative energy sources and in partnership with Norwegian Statkraft, SCA is pursuing a wind-power project that is expected to generate 2,400 GWh of electricity per year.

ESAVE is SCA's energy-efficiency programme. Since its launch in 2003, more than 900 projects have been carried out, resulting in accumulated saving effects of 600 GWh of electricity and 1,000 GWh of heat on an annual basis. In financial terms, this corresponds to EUR 50m per year.

Responsible use of wood raw material

SCA makes extensive efforts to verify its own forest management and that conducted by external suppliers. With its holding of 2.6 million hectares of forest, SCA is the largest private forest owner in Europe.

SCA's own forest holding is certified in accordance with the requirements of the Forest Stewardship Council (FSC), the most stringent international standard for forest management. All of the timber supplied to SCA's pulp and paper mills and sawmills is FSC-certified or meets the FSC criteria for controlled wood.

SCA purchases large quantities of raw materials in the form of fresh fibre or raw materials that originate from fresh fibre, such as pulp and kraftliner. In order to ensure that no fresh fibre-based material originating from controversial sources is used in the Group's production, SCA checks its fibre-based raw materials by screening existing and potential suppliers.

The level of growth in SCA's forests exceeds the harvesting rate by more than 20%, which means that SCA's forests absorb a net amount of 2.6 million tonnes of carbon dioxide. This corresponds to the total amount of carbon emissions generated by all of the Group's production facilities.

Systematic work to enhance use of water

SCA uses large volumes of water in the manufacture of pulp and paper. Accordingly, two water targets were introduced in 2005 (see next page).

A reduction of total water consumption is primarily effected by recirculating process water, and the organic content in wastewater is reduced through investments in more efficient treatment.

All activities proceed from the four sustainability targets

1. Carbon dioxide from fossil fuels shall be reduced by 20%



SCA will reduce its carbon emissions from fossil fuels and from the purchase of electricity and heat, relative to the production level, by 20% by the year 2020, using 2005 as a reference year.


%
2005
2009
2020
–5
–10
–15
–20
Target

Results in 2009

At year-end 2009, carbon emissions had declined by 2.2% relative to the production level.

2. 100% control of fresh-fibre raw materials



SCA will employ methods that ensure that no wood fibre or fresh fibre-based material comes from controversial sources. The target also includes purchased fibre in the form of pulp and containerboard.

Results in 2009

- All deliveries of pulp to SCA's facilities comply with the Group target.
- All of SCA's wood-consuming units were reviewed by independent auditors and meet the requirements of the Group target.
- SCA Packaging Europe has control of the origin of 85% of the fresh fibre used by the company.

Social responsibility

SCA activities in the field of corporate social responsibility contribute to sustainable development. Its work is based on the Code of Conduct, which provides the basis for SCA's approach to such issues as health and safety, employee relations, human rights, business ethics and community involvement.

SCA's Code of Conduct

SCA is committed to ensuring compliance with the Code of Conduct and policies in all its operations throughout the world. This is achieved through regular reviews and disclosure of non-compliance with the Code. In 2009, a total of 29 cases of non-compliance with the Code of Conduct were reported. In Asia, a hotline was introduced that can be used by employees and others to report violations.

Business Practice Reviews are used to monitor compliance with business ethics. These are carried out by SCA's internal audit unit.

Between 2005 and 2007, SCA undertook 28 human rights assessments at facilities in 12 countries. In 2010/2011, a number of new human rights assessments are scheduled, together with follow-up on progress achieved at the sites previously visited.

Employee relations

SCA's ability to recruit, retain and develop the right people is of the utmost important for the company and the individual. In 2009, the Group developed a new leadership platform that will form the basis for the Group's organisation and talent management. SCA also developed a global performance management review system that enables employees to identify a distinct link between individual performance and fulfilment of SCA's business targets.

Health and safety

The provision of a safe working environment is paramount at SCA. Safety statistics fill an important function in the Group's health and safety activities and form the basis for risk analysis and continuous improvements.

Safety statistics

	2009	2008	2007	2006	2005
Lost Time Accidents	564	685	770	762	915
Days Lost due to Accidents	15,947	16,181	15,812	17,428	18,969
Accident Severity Rate[1]	28.3	23.7	20.5	22.3	20.7
Incident Rate	1.4	1.6	1.8	1.8	2.0
Frequency Rate	7.3	8.5	9.5	9.8	11.7
Fatalities	2	0	3[2]	1	1

[1] Days Lost due to Accidents divided by Lost Time Accidents
[2] Two SCA employees and one contractor

3. Improved water usage



SCA shall reduce water consumption by 15% and the organic content of wastewater by 30% between 2005 and 2010.

Results in 2009

By year-end 2009, specific water consumption had decreased by 4.9% and organic content of wastewater by 40% compared with the reference year.


%
2005
2006
2007
2008
2009
2010
-10
-20
-30
-40
-50
Target
Specific water consumption
Specific organic content (Biochemical Oxygen Demand) in wastewater

4. Compliance with Code of Conduct



SCA's Code of Conduct shall be an integral element of daily operations.

Results in 2009

- Evaluation of business practices in Russia implemented.
- A whistleblower system for Code of Conduct was introduced in China and Southeast Asia.
- Development of a new global leadership platform that will form the basis for the Group's leadership planning.
- A new, global performance management review system was developed that will provide a clearer link between the individual's performance and fulfilment of SCA's business targets.

Financial statements – Group

Income statement

Group	Note	2009 SEKm	2009 EURm[1]	2008[3] SEKm	2008[3] EURm[1]	2007 SEKm	2007 EURm[1]
Net sales	5	110,857	10,466	110,449	11,532	105,913	11,456
Cost of goods sold	4	–84,744	–8,001	–88,190	–9,208	–84,812	–9,174
Gross profit		**26,113**	**2,465**	**22,259**	**2,324**	**21,101**	**2,282**
Sales and administration expenses	4	–16,500	–1,558	–13,730	–1,434	–11,303	–1,221
Items affecting comparability	4	–1,458	–137	0	0	300	32
Share of profits of associates		35	3	25	3	49	5
Operating profit		**8,190**	**773**	**8,554**	**893**	**10,147**	**1,098**
Financial income	8	158	15	246	26	193	21
Financial expenses	8	–1,802	–170	–2,563	–268	–2,103	–227
Profit before tax		**6,546**	**618**	**6,237**	**651**	**8,237**	**891**
Tax	9	–1,716	–162	–639	–67	–1,076	–116
Profit for the year		**4,830**	**456**	**5,598**	**584**	**7,161**	**775**
Earnings attributable to:							
Equity holders of the Parent Company		4,765	450	5,578	582	7,138	772
Minority interests		65	6	20	2	23	2
Earnings per share							
Earnings per share, SEK – equity holders of Parent Company							
before dilution effects		6.78		7.94		10.17	
after dilution effects		6.78		7.94		10.16	
Dividend per share, SEK		3.70[2]		3.50		4.40	
Profit for period attributable to equity holders of the Parent Company		**4,765**		**5,578**		**7,138**	
Average number of shares before dilution, million		702.3		702.2		701.8	
Warrants		0.0		0.2		0.4	
Average number of shares after dilution		**702.3**		**702.4**		**702.2**	

Consolidated statement of comprehensive income

SEKm	Note	2009	2008	2007
Profit for the year		**4,830**	**5,598**	**7,161**
Other comprehensive income				
Actuarial gains/losses on defined-benefit pension plans		–949	–3,322	1,230
Available-for-sale financial assets				
Gains/Losses from fair-value measurement recognised in equity		331	–599	–255
Transferred to income statement at sale		0	0	–34
Cash-flow hedges:				
Gains or losses from remeasurement of derivatives recognised in equity		–202	–312	63
Transferred to income statement for the period		319	58	–25
Transferred to cost of hedged investments		–10	–5	2
Translation differences in foreign operations		–2,750	2,885	23
Gains on hedges of net investments in foreign operations		1,391	763	360
Income tax relating to components of other comprehensive income	24	192	1,013	–308
Other comprehensive income, net of tax		**–1,678**	**481**	**1,056**
Total comprehensive income		**3,152**	**6,079**	**8,217**
Total comprehensive income attributable to:				
Equity holders of the Parent Company		3,164	5,921	8,158
Minority interests		–12	158	59

By business area	Net sales			Operating profit[4]		
SEKm	2009	2008	2007	2009	2008	2007
Personal Care	25,716	23,331	22,101	3,235	2,912	2,960
Tissue	41,425	38,380	33,332	3,946	2,375	1,724
Packaging	28,359	33,441	33,728	413	1,493	2,651
Forest Products	16,983	16,710	18,744	2,503	2,207	2,870
Publication papers	9,759	9,015	8,715	1,253	402	537
Pulp, timber and solid-wood products	7,224	7,695	10,029	1,250	1,805	2,333
Other	1,470	1,468	1,336	–449	–433	–358
Intra-Group deliveries	–3,096	–2,881	–3,328			
Total	**110,857**	**110,449**	**105,913**	**9,648**	**8,554**	**9,847**

[1] Average exchange rate of 10.59 (9.58; 9.25) was applied in translation to EUR.

[2] Board proposal.

[3] In figures for 2008, reclassification took place between Cost of goods sold (gross profit) and Sales and administration expenses.

[4] Excluding items affecting comparability.

Consolidated statement of changes in equity

SEKm	2009	2008	2007
Attributable to equity holders of the Parent Company			
Opening balance, 1 January	66,450	63,590	58,299
Total comprehensive income for the year	3,164	5,921	8,158
Sale of treasury shares	–	28	55
Adjustment between SCA's owner's equity and liability to minority interests	–	–	–115
Dividend	–2,458	–3,089	–2,807
Closing balance	**67,156**	**66,450**	**63,590**
Minority interests			
Opening balance, 1 January	802	689	664
Total comprehensive income for the year	–12	158	59
Adjustment between SCA's owner's equity and liability to minority interests	–	–	115
Dividend	–40	–39	–132
Change in Group composition	–	–6	–17
Closing balance	**750**	**802**	**689**
Total equity, closing balance	**67,906**	**67,252**	**64,279**

For further information, see Note 24 Equity on page 86.

Operating cash-flow statement, supplementary disclosure

	2009		2008		2007	
Group	**SEKm**	**EURm**[1]	**SEKm**	**EURm**[1]	**SEKm**	**EURm**[1]
Operating expenses						
Net sales	110,857	10,466	110,449	11,532	105,913	11,456
Operating expenses	–94,415	–8,914	–95,709	–9,993	–86,095	–9,312
Operating surplus	**16,442**	**1,552**	**14,740**	**1,539**	**19,818**	**2,144**
Adjustment for significant non-cash items	–709	–67	–871	–91	–4,532	–490
Operating cash surplus	**15,733**	**1,485**	**13,869**	**1,448**	**15,286**	**1,654**
Change in						
Operating receivables	1,556	147	798	83	–1,967	–213
Inventories	2,210	209	–363	–38	–1,765	–191
Operating liabilities	–459	–44	–454	–47	2,433	263
Change in working capital	**3,307**	**312**	**–19**	**–2**	**–1,299**	**–141**
Current capital expenditures, net	–4,037	–381	–5,353	–559	–5,165	–559
Restructuring costs, etc.	–870	–82	–684	–71	–695	–75
Operating cash flow	**14,133**	**1,334**	**7,813**	**816**	**8,127**	**879**
Financial items	–1,644	–155	–2,317	–242	–1,910	–207
Tax payments	–1,003	–94	–1,702	–178	–1,719	–186
Other	4	0	16	2	10	1
Cash flow from current operations	**11,490**	**1,085**	**3,810**	**398**	**4,508**	**487**
Strategic investments, restructuring costs and divestments						
Company acquisitions	–51	–5	–1,764	–184	–4,545	–492
Strategic capital expenditures, non-current assets	–3,031	–286	–3,109	–325	–1,342	–145
Strategic restructuring costs	0	0	0	0	0	0
Total strategic investments	**–3,082**	**–291**	**–4,873**	**–509**	**–5,887**	**–637**
Divestments	75	7	1,140	119	2,852	308
Cash flow from strategic restructuring costs, investments and divestments	**–3,007**	**–284**	**–3,733**	**–390**	**–3,035**	**–329**
Cash flow before dividend	**8,483**	**801**	**77**	**8**	**1,473**	**158**
Sale of treasury shares	0	0	28	3	55	6
Dividend to shareholders	–2,498	–236	–3,128	–327	–2,939	–318
Net cash flow	**5,985**	**565**	**–3,023**	**–316**	**–1,411**	**–154**

Net debt

	2009		2008		2007	
	SEKm	**EURm**[1]	**SEKm**	**EURm**[1]	**SEKm**	**EURm**[1]
Net debt, 1 January	**–47,002**	**–4,298**	**–37,368**	**–3,948**	**–36,399**	**–4,024**
Net cash flow	5,985	565	–3,023	–316	–1,411	–154
Remeasurements taken to equity	–729	–69	–3,523	–368	1,013	110
Currency effects, etc.	1,316	-114	–3,088	334	–571	120
Net debt, 31 December	**–40,430**	**–3,916**	**–47,002**	**–4,298**	**–37,368**	**–3,948**

[1] Average exchange rate of 10.59 (9.58, 9.25) was applied in translation to EUR.

Cash-flow statement

Group	2009 SEKm	2009 EURm*	2008 SEKm	2008 EURm*	2007 SEKm	2007 EURm*
Operating activities						
Profit before tax	6,546	618	6,237	651	8,237	890
Adjustment for non-cash items [1]	6,431	607	4,812	502	4,516	488
	12,977	**1,225**	**11,049**	**1,153**	**12,753**	**1,378**
Tax payments	–1,003	–95	–1,702	–178	–1,719	–186
Cash flow from operating activities before changes in working capital	**11,974**	**1,130**	**9,347**	**975**	**11,034**	**1,192**
Cash flow from changes in working capital						
Change in inventories	2,210	209	–363	–38	–1,765	–191
Change in operating receivables	1,556	147	798	83	–1,967	–213
Change in operating liabilities	–459	–43	–454	–47	2,433	263
Cash flow from operating activities	**15,281**	**1,443**	**9,328**	**973**	**9,735**	**1,051**
Investing activities						
Acquired operations [2]	–45	–4	–1,763	–184	–4,371	–473
Divested operations [3]	71	7	1,129	118	2,785	301
Investments in property, plant and equipment, and intangible assets [4]	–7,215	–681	–8,635	–901	–6,991	–756
Sale of property, plant and equipment	150	14	210	22	502	54
Loans granted to external parties	0	0	–1,171	–122	–397	–43
Repayment of loans to external parties	672	63	–	–	–	–
Cash flow from investing activities	**–6,367**	**–601**	**–10,230**	**–1,067**	**–8,472**	**–917**
Financing activities						
Sale of treasury shares	–	–	28	3	55	6
Loans raised	–	–	6,615	691	3,015	326
Amortisation of debt	–6,966	–658	–	–	–	–
Dividend paid**	–2,498	–236	–3,128	–327	–2,939	–318
Cash flow from financing activities	**–9,464**	**–894**	**3,515**	**367**	**131**	**14**
Cash flow for the year	**–550**	**–52**	**2,613**	**273**	**1,394**	**148**
Cash and cash equivalents at the beginning of the year	5,738	524	3,023	319	1,599	177
Exchange differences in cash and cash equivalents	–40	27	102	–68	30	–6
Cash and cash equivalents at the end of the year [5]	**5,148**	**499**	**5,738**	**524**	**3,023**	**319**

* Average exchange rate of 10.59 (9.58; 9.25) was applied in translation to EUR.
** Including dividend to minority.

1)

Adjustment for non-cash items, SEKm	2009	2008	2007
Depreciation and impairment of non-current assets	7,428	6,211	9,719
Fair-value measurement of forest assets	–668	–720	–5,645
Unpaid relating to efficiency programme	463	–	1,331
Payments relating to efficiency programme, previously recognised as liabilities	–499	–616	–684
Other	–293	–63	–205
Total	**6,431**	**4,812**	**4,516**

2)

Acquired operations, SEKm	2009	2008	2007
Non-current assets	38	1,487	3,064
Operating assets	32	132	347
Cash and cash equivalents	1	1	87
Provisions	–	–123	–20
Net debt excl. cash and cash equivalents	–6	–1	–174
Operating liabilities	–24	–36	–67
Minority interests	–	–	10
Fair value of net assets	**41**	**1,460**	**3,247**
Negative goodwill dissolved in income statement	–	–	–18
Goodwill	37	297	1,162
Acquisition price	**78**	**1,757**	**4,391**
Acquisition price	–78	–1,757	–4,391
Unpaid purchase price for acquisitions	32	–	9
Settled debt pertaining to acquisitions in earlier years	0	–7	–76
Cash and cash equivalents in acquired operations	1	1	87
Effect on Group's cash and cash equivalents, acquisition of operations	**–45**	**–1,763**	**–4,371**

3)

Discontinued operations, SEKm	2009	2008	2007
Non-current assets	80	1,019	117
Operating assets	27	867	717
Cash and cash equivalents	1	19	–12
Non-current assets held for sale	–	–	2,385
Net debt excl. cash and cash equivalents	–4	–11	–67
Provisions	–	–219	–26
Operating liabilities	–24	–521	–302
Liabilities held for sale	–	–	–55
Minority interests	–	–6	–7
Gain/loss on sale	–8	0	28
Purchase price received	**72**	**1,148**	**2,778**
Less unpaid purchase price	–	–	–5
Cash and cash equivalents in divested operations	–1	–19	12
Effect on Group's cash and cash equivalents, Discontinued operations	**71**	**1,129**	**2,785**

4) **Investments in property, plant and equipment and intangible non-current assets**

Investments in property, plant and equipment and intangible non-current assets and biological assets during the year totalled SEK 7,218m (8,671; 7,009) of which SEK 3m (36; 18) was financed through finance leases.

5)

Cash and cash equivalents, SEKm	2009	2008	2007
Cash and bank balances	1,570	1,462	1,681
Short-term investments, maturity <3 months	3,578	4,276	1,342
Total	**5,148**	**5,738**	**3,023**

The Group's total liquidity reserve at year-end amounted to SEK 38,548m (26,422; 25,342), including unutilised lines of credit of SEK 33,400m (20,684; 22,319).

Interest paid, SEKm	2009	2008	2007
Interest paid	–2,021	–2,096	–1,822
Interest received	89	170	118
Total	**–1,932**	**–1,926**	**–1,704**

Correlation between cash-flow statement and operating cash-flow statement, supplementary disclosures

Cash flow from operating activities

SEKm	2009	2008	2007
Cash flow from operating activities	15,281	9,328	9,735
Less			
Strategic restructuring costs	0	1	–
Add			
Current capital expenditures	–4,037	–5,353	–5,165
Accrued interest	246	–166	–62
Cash flow from current operations as shown in the Operating cash-flow statement	**11,490**	**3,810**	**4,508**

Cash flow from investing activities

SEKm	2009	2008	2007
Cash flow from investing activities	–6,367	–10,230	–8,472
Less			
Current capital expenditures	4,037	5,353	5,165
Payment of loans to external parties	–	1,171	397
Repayment of loans to external parties	–672	–	–
Add			
Strategic restructuring costs	–	–1	–
Net debt in acquired and discontinued operations	–2	10	–107
Investments financed via leasing	–3	–36	–18
Cash flow from strategic investments, restructuring costs and divestments according to Operating cash-flow statement	**–3,007**	**–3,733**	**–3,035**

Cash flow for the year

SEKm	2009	2008	2007
Cash flow for the year	–550	2,613	1,394
Less			
Payment of loans to external parties	–	1,171	397
Repayment of loans to external parties	–672	–	–
Amortisation of debt	6,966	–	–
Loans raised	–	–6,615	–3,015
Add			
Net debt in acquired operations	–2	10	–107
Accrued interest	246	–166	–62
Investments through finance leases	–3	–36	–18
Net cash flow according to Operating cash-flow statement	**5,985**	**–3,023**	**–1,411**

Balance sheet

Group	Note	31 Dec. 2009 SEKm	31 Dec. 2009 EURm[1]	31 Dec. 2008 SEKm	31 Dec. 2008 EURm[1]	31 Dec. 2007 SEKm	31 Dec. 2007 EURm[1]
ASSETS							
Non-current assets							
Goodwill	10	19,147	1,855	19,374	1,772	18,161	1,919
Other intangible assets	10	3,404	330	3,786	346	3,455	365
Buildings, land, machinery and equipment	11	61,404	5,947	63,700	5,825	56,447	5,965
Biological assets	12	25,397	2,460	24,711	2,260	23,905	2,526
Participations in associates	13	979	95	983	90	950	100
Shares and participations	14	80	8	73	7	68	7
Surplus in funded pension plans	26	230	22	843	77	2,137	226
Non-current financial assets	17	1,832	177	1,656	151	1,526	161
Deferred tax assets	9	1,156	112	1,073	98	1,042	110
Other non-current assets		178	17	166	15	122	13
Total non-current assets		**113,807**	**11,023**	**116,365**	**10,641**	**107,813**	**11,392**
Current assets							
Inventories	19	11,459	1,110	13,958	1,276	12,780	1,350
Trade receivables[2]	20	16,103	1,560	18,364	1,680	17,607	1,861
Current tax assets	9	332	32	682	62	570	60
Other current receivables[2]	21	2,711	262	3,117	285	2,836	300
Current financial assets	22	194	19	642	59	366	39
Non-current assets held for sale	23	105	10	102	9	55	6
Cash and cash equivalents	22	5,148	499	5,738	524	3,023	319
Total current assets		**36,052**	**3,492**	**42,603**	**3,895**	**37,237**	**3,935**
Total assets		**149,859**	**14,515**	**158,968**	**14,536**	**145,050**	**15,327**
EQUITY AND LIABILITIES							
Equity	24						
Shareholders of the Parent Company							
Share capital		2,350	228	2,350	215	2,350	248
Other capital provided		6,830	661	6,830	625	6,830	722
Reserves		2,682	260	3,580	327	842	89
Retained earnings		55,294	5,355	53,690	4,909	53,568	5,660
		67,156	**6,504**	**66,450**	**6,076**	**63,590**	**6,719**
Minority interests		750	73	802	73	689	73
Total equity		**67,906**	**6,577**	**67,252**	**6,149**	**64,279**	**6,792**
Non-current liabilities							
Non-current financial liabilities	25	30,343	2,939	38,859	3,553	20,247	2,139
Provisions for pensions	26	3,567	345	3,443	315	1,987	210
Deferred tax liabilities	9	9,784	948	9,849	901	11,343	1,199
Other non-current provisions	27	477	46	643	59	869	92
Other non-current liabilities	28	185	18	214	19	133	14
Total non-current liabilities		**44,356**	**4,296**	**53,008**	**4,847**	**34,579**	**3,654**
Current liabilities							
Current financial liabilities	25	13,761	1,333	13,170	1,204	21,943	2,319
Trade payables		12,272	1,189	14,156	1,294	13,526	1,429
Tax liabilities	9	385	37	199	18	597	63
Current provisions	27	1,107	107	1,052	96	1,165	123
Other current liabilities	29	10,072	976	10,131	928	8,961	947
Total current liabilities		**37,597**	**3,642**	**38,708**	**3,540**	**46,192**	**4,881**
Total equity and liabilities		**149,859**	**14,515**	**158,968**	**14,536**	**145,050**	**15,327**

Derivatives and financial instruments per category, See Note 18 (page 84) and Note 31 (page 92).
Contingent liabilities and pledged assets, see Notes 32 and 33 (page 93).

	31 Dec. 2009 SEKm	31 Dec. 2009 EURm	31 Dec. 2008 SEKm	31 Dec. 2008 EURm	31 Dec. 2007 SEKm	31 Dec. 2007 EURm
Capital employed	108,336	10,493	114,254	10,447	101,647	10,740
Net debt	40,430	3,916	47,002	4,298	37,368	3,948

[1] Closing exchange rate of 10.32 (10.94; 9.46) was applied in translation to EUR.
[2] As of 2009, bills receivable are included in trade receivables instead of in other current receivables. Reclassification was conducted for the comparative years 2008 and 2007.

Financial statements, Parent Company

Income statement

SEKm	Note	2009	2008
Administrative expenses	34, 35, 36	–446	–461
Other operating income		196	126
Other operating expenses		–187	–126
Operating loss		**–437**	**–461**
Financial items	37		
Income from participations in Group companies		35,017	2,254
Interest income and similar profit items		360	153
Interest expenses and similar charges		–1,589	–2,485
Total financial items		**33,788**	**–78**
Profit/loss after financial items		**33,351**	**–539**
Appropriations	38	–10	–8
Tax on profit for the year	39	433	808
Profit for the year		**33,774**	**261**

Cash-flow statement

SEKm	2009	2008
Operating activities		
Profit after financial items	33,351	–539
Adjustment for non-cash items [1]	–30,466	–132
	2,885	**–671**
Tax payments	0	0
Cash flow from operating activities before changes in working capital	**2,885**	**–671**
Cash flow from changes in working capital		
Change in operating receivables[2]	368	758
Change in operating liabilities[2]	–608	–375
Cash flow from operating activities	**2,645**	**–288**
Investing activities		
Company acquisitions [3]	–31,598	–5,738
Investments in non-current assets	–53	–118
Sale of property, plant and equipment	5	26
Repayment of loans	–	5,788
Cash flow from investing activities	**–31,646**	**–42**
Financing activities		
Sale of treasury shares, etc.	–	30
Loans raised	30,366	3,212
Group contribution received/paid	1,093	177
Dividend paid	–2,458	–3,089
Cash flow from financing activities	**29,001**	**330**
Cash flow for the year	**0**	**0**
Cash and cash equivalents at the beginning of the year	0	0
Cash and cash equivalents at the end of the year[4]	0	0

[1]

Adjustment for non-cash items	2009	2008
Depreciation of non-current assets	47	47
Change in accrued items	–475	–133
Unpaid relating to efficiency programme	–	3
Payments relating to efficiency programme, previously recognised as liabilities	–12	–25
Dividend income in the form of shares in a subsidiary company	–30,001	–
Other	–25	–24
Total	**–30,466**	**–132**

[2] Dealings of the Parent Company with the Swedish subsidiaries relating to tax are recognised as Change in operating receivables and operating liabilities, respectively.

[3] Capital contribution and subscription to a new share issue in a Group company.

[4] The company's current account is a subsidiary account and is recognised in the balance sheet as liabilities to subsidiaries.

Supplementary disclosures

Interest and dividends paid and received	2009	2008
Dividends received	5,016	2,254
Interest paid	–1,840	–2,644
Interest received	139	180
Total	**3,315**	**–210**

Balance sheet

SEKm	Note	31 Dec. 2009	31 Dec. 2008
ASSETS			
Fixed assets			
Capitalised expenditure for development programmes		1	2
Intangible fixed assets	40	**1**	**2**
Buildings and land		6,359	6,326
Machinery and equipment		1	2
Property, plant and equipment	41	**6,360**	**6,328**
Shares	42	124,005	62,406
Receivables from subsidiaries	43	269	–
Other non-current receivables		130	132
Financial fixed assets		**124,404**	**62,538**
Total fixed assets		**130,765**	**68,868**
Current assets			
Receivables from subsidiaries	43	2,281	1,590
Current tax assets	39	18	18
Other current receivables	44	123	123
Cash and bank balances		0	0
Total current assets		**2,422**	**1,731**
Total assets		**133,187**	**70,599**

SEKm	Note	31 Dec. 2009	31 Dec. 2008
EQUITY, PROVISIONS AND LIABILITIES			
Equity	45		
Share capital		2,350	2,350
Revaluation reserve		1,363	1,363
Statutory reserve		7,283	7,283
Total restricted equity		**10,996**	**10,996**
Retained earnings		5,085	6,980
Profit for the year		33,774	261
Total unrestricted equity		**38,859**	**7,241**
Total equity		**49,855**	**18,237**
Untaxed reserves	38	**147**	**136**
Provisions			
Provisions for pensions	46	415	419
Provisions for taxes	39	213	161
Total provisions		**628**	**580**
Non-current liabilities			
Non-current interest-bearing liabilities	47	7,566	–
Other non-current liabilities		0	0
Total long-term liabilities		**7,566**	**0**
Current liabilities			
Liabilities to subsidiaries	43	74,802	51,544
Account payables		11	27
Other current liabilities	48	178	75
Total current liabilities		**74,991**	**51,646**
Total equity, provisions and liabilities		**133,187**	**70,599**
Contingent liabilities	49	43,930	50,855
Pledged assets	50	155	636

Change in equity (Note 45)

SEKm	Share capital	Revaluation reserve	Statutory reserve	Profit brought forward and profit for the year	Total equity
Equity at 31 December 2007	**2,350**	**1,363**	**7,283**	**9,496**	**20,492**
Group contributions				755	755
Tax effect of Group contributions				–212	–212
Total changes not recognised in the income statement	**0**	**0**	**0**	**543**	**543**
Profit for the year				261	261
Dividend, SEK 4.40 per share				–3,089	–3,089
Sale of treasury shares				30	30
Equity at 31 December 2008	**2,350**	**1,363**	**7,283**	**7,241**	**18,237**
Group contributions				410	410
Tax effect of Group contributions				–108	–108
Total changes not recognised in the income statement	**0**	**0**	**0**	**302**	**302**
Profit for the year				33,774	33,774
Dividend, SEK 3.50 per share				–2,458	–2,458
Equity at 31 December 2009	**2,350**	**1,363**	**7,283**	**38,859**	**49,855**

Notes

Notes

NOTE 1 ACCOUNTING PRINCIPLES

The most important accounting principles applied in the preparation of this annual report are set out below. The same principles are usually applied in both the Parent Company and the Group. In some cases, the Parent Company applies principles other than those used by the Group and, in such cases, these principles are specified under a separate heading.

BASIS FOR PREPARATION

The SCA Group's financial statements are prepared in accordance with the Annual Accounts Act and International Financial Reporting Standards (IFRS)/International Accounting Standards (IAS) as adopted within the EU and the Swedish Financial Reporting Board, Recommendation RFR 1.2, Supplementary accounting principles for Groups.

The Parent Company's financial statements are prepared in accordance with the Swedish Financial Reporting Board's recommendation RFR 2.2, Reporting by Legal Entities, and the Annual Accounts Act. The accounts for both the Group and the Parent Company pertain to the financial year that ended on 31 December 2009. SCA applies the historical cost method for measurement of assets and liabilities except for biological assets (standing timber), available-for-sale financial assets and financial assets and liabilities, including derivative instruments, measured at fair value through profit or loss. In the Parent Company, biological assets or these financial assets and liabilities are not measured at fair value.

INTRODUCTION OF NEW AND REVISED IAS/IFRS

New standards and amendments (IAS/IFRS) and interpretations (IFRIC) that came into effect in 2009 and were adopted by the EU:

IFRS 2 Share-based Payments has been revised with respect to vesting conditions and cancellations (effective 1 January 2009). The amendment had no impact on the Group.

IFRS 7 Financial Instruments: Disclosures (effective 1 January 2009) has been revised with expanded requirements on disclosure related to fair-value measurements and liquidity risk. According to the new disclosure requirements, fair values shall be determined on a hierarchy comprising three levels based on, 1) quoted prices on an active market 2) an assessment based on directly or indirectly observable market inputs other than those included in Level 1, 3) inputs not based on observable market data. For derivative liabilities, undiscounted cash flows must be specified in the maturity analysis that is prepared in order to provide disclosure regarding the liquidity risk. SCA applies the new disclosure requirements.

IFRS 8 Operating Segments has replaced IAS 14 (effective 1 January 2009). According to IFRS 8, segment information must be recognised on the basis of how management internally follows up operations. The application of IFRS 8 did not constitute any changes in reportable segments compared with previous reporting.

IAS 1 Presentation of Financial Statements has been amended (effective 1 January 2009). According to the amendment, the Group must present a statement of other comprehensive income immediately following the consolidated income statement and a consolidated statement of changes in equity.

IAS 23 Borrowing Costs has been revised so that loan costs directly attributable to the acquisition, construction or production of qualifying assets shall be included as part of the investment cost (effective 1 January 2009). In the past, it was also possible to recognise borrowing costs as an expense. SCA already applied the principle of including interest expenses incurred during the construction and assembly period in the cost of major investment projects, and, accordingly, the change has not had a material impact on the consolidated accounts.

IAS 32 Financial Instruments: Classification and IAS 1 Presentation of Financial Statements. Amendment pertaining to the classification of certain financial instruments that entitles the holder to a proportional share of the issuing company's net assets in conjunction with liquidation, which according to previous regulations were classified as a liability (effective 1 January 2009). The amendment had no impact on the Group.

IFRS 1 First-time Adoption of IFRS and IAS 27 Consolidated and Separate Financial Statements. Amended so that legal entities can choose, during the transition to IFRS, to value investments in subsidiaries, joint ventures and associated companies at cost or fair value (effective 1 January 2009). The amendment had no impact on the Group.

IFRIC 13 Customer Loyalty Programmes (effective 1 July 2008) is a new interpretation that provides guidance when recognising customer loyalty programmes. The Group applies the interpretation as of 2009, but it has not had any material impact on the consolidated financial statements.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation (effective 1 October 2008). The interpretation addresses such issues as the risk of differences between the functional currency of the Parent Company and the subsidiaries that can be hedged, and where in the Group consolidated financial statements the hedges of a net investment in a foreign operation can be recognised. The interpretation had no impact on the Group.

Over the course of its 2008 improvement project, the International Accounting Standards Board (IASB) identified some 25 amendments to IFRS/IAS standards entailing changes to presentation, recognition and measurement. None of these changes have had a material impact on the Group's financial statements.

New standards, amendments and interpretations adopted by the EU but not yet effective and not applied in advance:

IFRS 1 First-time Adoption of IFRS (effective 1 July 2009) has been revised. The Group is not affected by the change.

IFRS 3 Business Combinations has been revised (effective 1 July 2009). This amendment applies prospectively to acquisitions after the effective date. Transaction costs may no longer be included in cost, but must be expensed. The fair value of contingent additional consideration shall be established at the acquisition date and the effects of the remeasurement of the liability related to the contingent consideration shall, as a rule, be recognised in profit for the period. In connection with step acquisitions when a controlling interest is achieved, any net assets acquired earlier in the acquired units are fair valued and the result of the revaluation in recognised in profit or loss. The minority interest in connection with acquisitions less than 100% is determined for each transaction, either as a proportional share of the fair value of identifiable net assets or at fair value. Depending on the alternative selected for recognising a minority interest, it will affect the size of any goodwill. The Group applies these amendments to IFRS 3 from 1 January 2010 and for new acquisitions after the effective date.

IAS 27 Consolidated and Separate Financial Statements has been amended (effective 1 July 2009). Losses attributable to minority interest shall be recognised even if this results in the minority interest having deficit balance. Transactions related to the minority in which controlling influence is maintained shall always be recognised in equity. The profit/loss that arises when the controlling influence ceases shall be recognised in profit or loss for the period, including remeasurement of any remaining interest at fair value. The Group applies amendments to IAS 27 from 1 January 2010.

IAS 32 Financial Instruments: Presentation (effective 1 February 2010) clarifies that equity instruments shall be classified as equity in connection with rights issues when the exercise price is determined in a currency other than the functional currency. The amendment is currently not applicable to the Group.

IAS 39 Financial Instruments: Recognition and Measurement was amended with regard to eligible hedged items (effective 1 July 2009). The amendment clarifies the application of the principles for hedge reporting. The Group applies the amendment as of 1 January 2010, but the current assessment is that it will not have any impact on the Group.

IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement (effective 30 June 2009) has been amended insofar as a hybrid instrument may not be reclassified from the category financial assets measured at fair value in profit or loss unless it is possible to separate the derivative. The Group will apply the interpretation, but the assessment is that it will not have any impact on the Group's financial statements.

IFRIC 12 Service Concession Arrangements (effective 1 January 2008). The interpretation provides guidance in the recognition of service arrangements between public and private parties. The interpretation is currently not applicable to SCA.

IFRIC 15 Agreements for the Construction of Real Estate (effective 1 January 2009). The interpretation addresses the date for revenue recognition in the agreement for the construction of property. This interpretation is not applicable to the Group.

IFRIC 17 Distribution of Non-cash Assets to Owners (effective 1 July 2009). The interpretation does not currently apply to the Group, since such transactions do not occur.

IFRIC 18 Transfers of Assets from Customers (effective 1 July 2009). The interpretation provides guidance with regard to reporting of assets transferred from customers. The Group applies this interpretation from 1 January 2010, but the current assessment is that it will not have any impact on the Group's financial statements.

New standards, amendments and interpretations published by IASB but either not yet effective or not yet adopted by the EU:

IFRS 1 First-time Adoption of IFRS (effective 1 January 2010) has been revised with respect to future exceptions for first-time adopters of IFRS. The Group is not affected by the amendment.

IFRS 2 Share-based payments (effective 1 July 2009) has been revised with regard to Intra-Group cash-settled payments. The amendment is not currently applicable to the Group.

IFRS 9 Financial Instruments (effective 1 January 2013). The first of three stages of the new standard was presented as part of the reform that aims to entirely replace IAS 39 with a principle-based and less complex accounting standard at the end of 2010. The part published in 2009 concerns recognition and measurement of financial assets. According to the new standard, two categories exist for the measurement of financial instruments – amortised cost and fair value. Initially, all financial instruments shall be measured at fair value, including transaction costs for the assets measured at amortised cost. In subsequent measurements, the financial assets are valued at either amortised cost or fair value. Gains and losses related to equity instruments shall be recognised either in profit or loss or other comprehensive income, provided the instrument is not held for sale. The choice is made on the initial accounting occasion and cannot be later changed. The assessment is that IFRS 9 will only have a marginal impact on the Group's position and earnings.

IAS 24 Related-Party disclosures (effective 1 January 2011) has been revised with respect to the disclosure requirement for companies owned by the national government to present details of transactions with the national government and related companies. Definition of related party has been slightly altered. The Group is not affected by the amendment.

IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective January 2011) has been revised in relation to how recognition shall be conducted of voluntary advance payments to a pension scheme for which there is requirements for minimum funding. The Group will apply the amendment when it comes into effect, but the assessment is that it will not have any material impact on the Group's financial statements.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments (effective 1 July 2010) is a new interpretation that clarifies how recognition shall be effected when a debtor renegotiates the conditions of a financial liability with a lender so that the lender instead receives newly issued equity instruments. At present, no such renegotiations take place, and thus the interpretation is not expected to have any implications for the Group.

Improvements to International Financial Reporting Standards and interpretations (IFRIC) (issued in April 2009) that become effective 1 January 2010 and that have not yet been adopted by the EU:
Over the course of its 2009 improvement project, the International Accounting Standards Board (IASB) identified some ten amendments to IFRS/IAS standards and interpretations entailing changes to presentation, recognition and measurement. None of these changes are deemed to have a material impact of the Group's financial statements.

USE OF ASSESSMENTS

The preparation of financial statements in conformity with IFRS and generally accepted Swedish accounting principles requires assessments and assumptions to be made that affect recognised asset and liability items and income and expense items, respectively, as well as other information disclosed. The actual results may differ from these assessments.

CONSOLIDATED ACCOUNTS

The consolidated accounts are prepared in accordance with the Group's accounting principles and include the accounts of the Parent Company and all Group companies in accordance with the definitions below. Group companies are consolidated from the date the Group exercises control or influence over the company according to the definitions provided under the respective category of Group company below. Divested Group companies are included in the consolidated accounts until the date the Group ceases to control or exercise influence over the companies. Intra-Group transactions have been eliminated.

Parent Company:
The Parent Company recognises all holdings in Group companies at cost after deduction for any accumulated impairment losses.

Subsidiaries

All companies in which the Group holds or controls more than 50% of the votes or where the Group alone, through agreement or in another manner, exercises control, are consolidated as subsidiaries. The consolidated financial statements are prepared in accordance with the purchase method. Equity in acquired subsidiaries is determined on the basis of measurement of the fair value of assets, liabilities and contingent liabilities at the acquisition date (acquisition analysis). Measurement at fair value is made without consideration of the size of any minority interests. These fair values constitute the Group's cost. If the cost of shares in subsidiaries at the acquisition date exceeds the estimated value of the Group's share of net assets in the acquired company, the difference is recognised as consolidated goodwill. If the acquisition price is less than the finally determined value of net assets, the difference is recognised directly in the income statement.

Joint ventures

Joint ventures are defined as companies in which SCA together with other parties through an agreement has shared control over operations. Joint ventures are recognised according to the proportional consolidation method. Measurement of acquired assets and liabilities is done in the same way as for subsidiaries.

Associated companies

Associates are companies in which the Group exercises a significant influence without the partly-owned company being a subsidiary or a joint venture. Normally, this means that the Group owns between 20% and 50% of the votes. Accounting for associates is carried out according to the equity method and they are initially measured at cost. Valuation of acquired assets and liabilities is performed in the same manner as for subsidiaries and the carrying amount for associates includes any goodwill and other Group adjustments.

The Group's share of profit after tax arising in the associate after the acquisition is recognised on one line in the consolidated income statement. Share in profits is calculated on the basis of SCA's share of equity in the respective associate.

Minority interests

Minority share in a subsidiary's net assets is recognised as a separate item in the Group's equity. In the consolidated income statement, minority share is included in net profit. Transactions with minority interests are handled in the same way as transactions with external parties. Sale of participations to minority interests result in a gain or loss that is recognised in the consolidated income statement. Acquisition of minority shares can result in goodwill if the cost exceeds the carrying amount of the acquired net assets.

TRANSLATION OF FOREIGN CURRENCY

Functional currency and presentation currency

The companies in the Group prepare their financial statements in the currency used in the primary economic environment in which they operate. This is known as the functional currency. These reports provide the basis for the consolidated financial statements.

The consolidated financial statements are prepared in Swedish kronor (SEK), which is the Parent Company's functional currency and therefore the presentation currency.

Translation of foreign Group companies

Balance sheets and income statements for all Group companies whose functional currency is not the presentation currency are translated into the Group's presentation currency using the following procedures:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet,
- income and expenses for each income statement presented are translated at the average exchange rate for the respective year,
- all exchange differences that arise are recognised as a separate component directly in consolidated equity.

Exchange differences arising on the financial instruments held to hedge these net assets are also taken directly to consolidated equity. When a foreign operation is disposed of, both translation differences and exchange differences in financial instruments held for the currency hedging of net assets in the income statement are recognised as part of the gain or loss on disposal. Goodwill and fair-value adjustments that arise on acquisition are treated as assets and liabilities of the operation and translated according to the same principles as the foreign operation. The financial reports of a subsidiary in a hyperinflationary country are adjusted for inflation using the price index for the country in question before these reports are included in the consolidated financial statements.

TRANSACTIONS AND BALANCE SHEET ITEMS IN FOREIGN CURRENCY

Transactions in foreign currency are translated to a functional currency using the exchange rate on the transaction date. Monetary receivables and liabilities in foreign currency are remeasured at closing-date rates at each balance-sheet date. Exchange gains or losses that arise from such remeasurement and on payment of the transaction are recognised in the income statement, except for, in accordance with IAS 39, approved hedging transactions relating to cash flows or net investment where the gain or loss is recognised in equity. Gains and losses on operating receivables and liabilities are recognised net and reported within operating profit. Gains and losses on borrowing and financial investments are recognised as other financial items. Change in fair value of monetary securities issued in foreign currency and classified as financial assets available for sale is analysed and the change attributable to changed exchange rates is recognised in the income statement, while other unrealised change is recognised in equity. Translation differences for non-monetary financial assets and liabilities valued at fair value through profit or loss are recognised as part of the fair value gain or loss. Translation differences for non-monetary financial assets, classified as assets available for sale are taken directly to equity. Non-monetary assets and liabilities recognised at historical cost are translated at the exchange rate prevailing on the transaction date.

REVENUE RECOGNITION

Sales revenue, synonymous with net sales, comprises the fair value of the consideration received or receivable for sold goods and services within the Group's ordinary activities. The revenue is recognised when delivery to the customer has taken place according to the terms of the sale. Other income includes compensation for sales that are not included in the Group's ordinary activities and includes rental revenue, which is recognised in the period covered by the lease, royalties and similar, which are recognised in accordance with the implied financial effect of the contract. Interest income is recognised in accordance with the effective interest method. Dividends received are recognised when the right to receive a dividend has been determined.

SEGMENT REPORTING

Operating segments are recognised in a manner that complies with the internal reporting submitted to the highest authority in the decision-making base. The highest authority in the decision-making base is the function that is responsible for allocating resources and assessing the result of the operating segments. At SCA, this function has been identified as the company's President, who is responsible for and manages the day-to-day administration of the Group in accordance with the Board's guidelines and terms of reference. The Executive Vice President and Corporate Senior Management support him in his work; see the section Responsibility and governance, Corporate governance on pages 38-39. SCA's four business areas; Personal Care, Tissue, Packaging and Forest Products, comprise the operating segments, whereby Forest Products is divided into two segments, Publication papers and Pulp, timber and solid-wood products.

LEASING

Leases for non-current assets in which the Group essentially carries all the risks and rewards incidental to ownership of an asset are classified as finance leases. The leased asset is recognised as a non-current asset and a corresponding financial liability is recognised among interest-bearing liabilities. The initial value of both these items comprises the lower of the fair value of the assets or the present value of the minimum lease payments. Future lease payments are divided between amortisation of the liability and financial expenses, so that each reporting period is charged with an interest amount that corresponds to a fixed interest rate on the recognised liability for the respective period. The leased asset is depreciated according to the same principles that apply to other assets of the same nature. If it is uncertain whether the asset will be taken over at the end of the leasing period, the asset is depreciated over the lease term if this is shorter than the useful life that applies to other assets of the same nature. Leases for assets in which the risks and rewards incidental to ownership are essentially carried by the lessor are classified as operating leases. The lease payments are recognised as an expense on a straight-line basis over the lease term.

Parent Company:
The Parent Company reports all leases as operating leases.

NOTE 1 CONT.

IMPAIRMENT LOSSES

Assets that have an indefinite useful life are not depreciated but are annually tested for impairment. The value of depreciated assets is tested for impairment whenever there are indications that the carrying amount is possibly not recoverable. In cases in which the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognised on the asset down to the recoverable amount. An impairment loss recognised earlier is reversed, if the reasons for the earlier impairment no longer exist. However, a reversal is not higher than the carrying amount would have been if an impairment loss had not been recognised in previous years. When testing for impairment of goodwill, the assets are grouped in cash-generating units and assessments are made on the basis of these units' future cash flows. Impairment losses on goodwill are never reversed.

TAXES

The Group's tax expense comprises deferred tax and current tax on Group companies' recognised profits during the accounting period, adjustments relating to tax for prior periods as well as other changes in deferred taxes for the period. Interests items attributable to income tax and withholding taxes deducted at source on intra-Group transactions are also recognised as income tax. Deferred tax is calculated and recognised on all temporary differences between the tax base and the carrying amount. Deferred tax assets relating to deductible temporary differences, loss carryforwards and tax credits are recognised to the extent it is probable that deductions can be made against future profit.

Deferred tax is not taken into account relating to non-deductible goodwill, or relating to temporary differences that arise the first time an asset or liability is recognised, and which are not attributable to a business combination and do not affect either recognised profit or taxable profit.

Deferred taxes are measured at their nominal amount and based on the tax rates enacted or substantively enacted on the balance-sheet date. For items recognised in the income statement, related tax effects are also recognised in the income statement. For items recognised in equity under other comprehensive income, related tax effects are recognised in equity under other comprehensive income. Deferred taxes relating to temporary differences attributable to investments in subsidiaries and participations in joint ventures are not recognised in SCA's consolidated financial statements since SCA AB, in all cases, can control the time of reversal of the temporary differences and it is not considered probable that such reversal will occur in the near future.

Parent Company:

Due to the links between accounting and taxation, the deferred tax liability on untaxed reserves in the Parent Company is recognised in the Parent Company's year-end accounts as part of the untaxed reserves.

INTANGIBLE ASSETS

Goodwill

Goodwill is the amount by which the cost of an acquisition exceeds the fair value of the net assets acquired by the Group in conjunction with a company acquisition or net assets purchase. Goodwill that arises at acquisition of associates is included in the carrying amount of the associate. Goodwill is distributed to the cash-generating units within each operating segment that is expected to benefit from the business combination for which the goodwill arose. Goodwill is tested annually for any impairment requirement. Goodwill is recognised at cost reduced by accumulated impairment losses. Impairment losses on goodwill are not reversed. Net gains or losses from the sale of Group companies include the remaining carrying amount of the goodwill attributable to the disposed unit.

Trademarks

Trademarks are recognised at cost after any accumulated depreciation and accumulated impairments. Trademarks that are found to have an indefinite useful life are not amortised, but instead tested annually for impairment in the same manner as goodwill. Cash-generating units identified for these trademarks comprise the geographical market where the trademark exists. Trademarks with a limited useful life are amortised on a straight-line basis during their anticipated useful life, which varies between three and seven years.

Research and development

Research expenditure is recognised as an expense as incurred. In cases in which it is difficult to separate the research phase from the development phase in a project, the entire project is treated as research and expensed immediately. Identifiable expenditure for development of new products and processes is capitalised to the extent it is expected to provide future economic benefits. In other cases, development costs are expensed as incurred. Capitalised expenditure is depreciated in a straight line from the date when the asset can start to be used or produced commercially and during the estimated useful life of the asset. The depreciation period is between five and ten years.

Emission allowances and costs for carbon dioxide emissions

Emission allowances relating to carbon dioxide emissions are recognised as an intangible asset and as deferred income (liability) when they are received. Allowances are received free of charge and measured and recognised at market value as of the date to which the allocation pertains. For allocated emission allowances, the recognised cost and provisions for emissions amount to the market value as of the date to which the allocation pertains. For purchased emission allowances, the recognised cost and provisions for emissions amount to the purchase price. During the year, the initial liability for emission allowances received is dissolved over the income statement as income in pace with carbon dioxide emissions made. If the market price of emission allowances on the balance-sheet date is less than recognised cost, any surplus emission allowances that are not required to cover emissions made are written down to the market price applying on the balance-sheet date. In conjunction with this, the remaining part of the deferred income is recognised as income by a corresponding amount and therefore no net effect occurs in the income statement. The emissions allowances are used as payment in the settlement with the state regarding liabilities for emissions. If the emission allowances received do not cover emissions made, SCA makes a provision to reserves for the deficit valued at the market value on the balance sheet date. Sales of surplus emission allowances are recognised as income on the settlement date.

Other intangible assets

Intangible assets also include patents, licenses and other rights. At acquisition of such assets, the cost of the acquisition is recognised as an asset and amortised on a straight-line basis over the anticipated useful life, which varies between 3 and 20 years.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recognised at cost after deduction for accumulated depreciation and any accumulated impairment. Cost includes expenditure that can be directly attributed to the acquisition of the asset as well as transfer from equity of the gains and losses from approved cash-flow hedges relating to purchases in foreign currency of property, plant and equipment. The cost of properties and production facilities included in major projects includes, unlike costs for other investments, expenditure for running-in and start-up. Expenditure for interest during the construction and assembly period is included in cost for qualifying investment projects. All expenditure for new investments in progress is capitalised. All other forms of repair and maintenance are recognised as expenses in the income statement in the period in which they are incurred. Land is regarded as having an infinite useful life and is therefore not depreciated. Depreciation of other property, plant and equipment is performed on a straight-line basis down to the estimated residual value of the asset and during the anticipated useful life of the asset. Useful lives are assessed as:

	Number of Years
Pulp and paper mills, sawmills	10–25
Converting machines, other machinery	7–18
Tools	3–10
Vehicles	4–5
Buildings	15–50
Energy plants	15–30
Computers	3–5
Office equipment	5–10
Harbours, railways	20–30
Land improvements, forest roads	10–20

The residual values and useful lives of assets are tested on a continuous basis and adjusted when required.

Parent Company:

The Parent Company's property, plant and equipment, which are recognised in accordance with the Group's accounting principles, include standing timber, which in the Group is classified as a biological asset. No systematic depreciation or changes in value in conjunction with felling is effected in the Parent Company. Collective revaluation of forest assets has occurred. The revaluation amount was placed in a revaluation reserve in equity.

BIOLOGICAL ASSETS

The Group's standing timber is defined and recognised as a biological asset. Forestland and forest roads are classified as land and land improvements. The biological assets are valued and recognised at fair value after deduction for estimated selling costs. The change in value is recognised in the income statement. The fair value of the Group's standing timber is calculated as the present value of anticipated future cash flow from the assets before tax. The calculation is based on existing, sustainable felling plans and assessments regarding growth, timber prices, felling costs and silviculture costs, including costs for statutory replanting. Environmental restrictions and other limitations are taken into account and the calculation is performed for a production cycle that SCA estimates at an average of 100 years. The discount factor is based on a normal forest company's weighted average cost of capital (WACC).

Parent Company:

The Parent Company reports standing timber as property, plant and equipment at historical cost.

FINANCIAL INSTRUMENTS

Financial instruments recognised in the balance sheet include cash and cash equivalents, securities, other financial receivables, trade receivables, trade payables, loans and derivatives.

Recognition and derecognition from the balance sheet
Purchases and sales of financial instruments are recognised in the financial statements on the trade date, with the exception of loan receivables, available-for-sale financial assets and other financial liabilities, all of which are recorded on the settlement date. Financial instruments are initially recognised at cost, which corresponds to the fair value of the instrument including transaction costs. Financial assets are derecognised from the balance sheet when the risk and the right to receive cash flows from the instrument have ceased or been transferred to another counterparty. Financial liabilities are derecognised from the balance sheet when SCA has met its commitments or they have been otherwise extinguished. SCA reports financial instruments with a remaining maturity of less than 12 months as current assets and liabilities and those that exceed 12 months as non-current assets and liabilities. The duration of utilised loans under syndicated lines of credit are recognised with the same duration as the line of credit. Recognition takes place on the basis of the categories specified below.

Measurement
The fair value of financial instruments is calculated on the basis of prevailing market listings on the closing date. For financial assets and listed securities, the actual prices on the closing date are used. In the absence of market listings, SCA determines fair values with the aid of common valuation models, such as discounting of future cash flows to listed market rates for each duration. These calculated cash flows are established based on available market information. Impairment of financial assets takes place when there is objective proof of impairment, such as cessation of an active market or where it is probable that the debtors cannot meet their commitments. For disclosures in a note relating to long-term loans, current market interest rates and an estimate of SCA's risk premium are taken into account in fair value calculations. The fair value of short-term loans and investments is considered to correspond to the carrying amount since a change in market interest rates does not have a significant effect on market value.

Cash and cash equivalents
Cash and cash equivalents are defined as cash and bank balances as well as short-term investments with a maturity of less than three months from the acquisition date. Restricted deposits are not included in cash and cash equivalents.

Classification and subsequent recognition
Classification of financial instruments is determined on the original acquisition date, and the purpose of the transaction determines the choice of category. SCA classifies its financial instruments in the categories below.

Financial assets at fair value through the income statement
Assets are classified in this category when the intention is to sell in the short term. Derivatives with a positive market value are classified in this category if they are not identified as hedges and meet requirements for hedge accounting. Assets in this category are recognised continuously at fair value and changes in value are recognised in profit or loss. Only financial derivatives were classified in this category during the year.

Held-to-maturity investments
Held-to-maturity investments are defined as financial assets that are not derivatives and that have fixed or determinable payments and that SCA intends and is able to hold to maturity. Assets in this category are measured at amortised cost applying the effective interest method, which means they are accrued so that a constant return is obtained. No financial instrument was classified in this category during the year.

Loans and trade receivables
Loans and trade receivables are financial assets, which are not derivatives, with fixed or determinable payments, that are not quoted in an active market. Receivables arise when SCA provides money, goods or services directly to another party without any intention of conducting trading in the receivables. Assets in this category are measured at amortised cost less a potential provision for impairment. Trade receivables are recognised in the amount at which they are expected to be paid, based on an individual assessment of bad debts. Any impairment of trade receivables affects SCA's operating profit.

Available-for-sale financial assets
This category includes financial assets that are not derivatives and that are designated in this category at initial recognition or that have not been classified in any other category. Assets in this category are measured continuously at fair value. Changes in value are recognised in equity. A change attributable to the change in exchange-rate movements, however, is recognised in the income statement. When the asset is sold, the cumulative gain or loss that was recognised in equity is recognised in the income statement.

Financial liabilities at fair value through the income statement
This category includes derivatives with negative fair values that are not used for hedge accounting and financial liabilities held for trading. Liabilities in this category are continuously measured at fair value and changes in value are recognised in the income statement. Only derivatives were classified in this category during the year.

Financial liabilities measured at amortised cost
This category includes financial liabilities that are not held for trading. These are recognised initially at fair value, net after transaction costs, and subsequently at amortised cost according to the effective interest method.

Accounting for derivatives used for hedging purposes
All derivatives are initially and continuously recognised at fair value in the balance sheet. Gains and losses on remeasurement of derivatives used for hedging purposes are recognised as described below. In hedge accounting, the relationship between the hedge instrument and the hedged item is documented. Assessment of the effectiveness of the hedge is also documented, both when the transaction is initially executed and on an ongoing basis. Hedge effectiveness is the extent to which the hedging instrument offsets changes in value in a hedged item's fair value or cash flow.

Cash-flow hedges
Gains and losses on remeasurement of derivatives intended for cash-flow hedging are recognised in equity and reversed to the income statement at the rate at which the hedged cash flow affects profit or loss. Any ineffective part of the change in value is recognised directly in the income statement. If a hedge relationship is interrupted and cash flow is still expected, the result is recognised in equity until the cash flow affects profit or loss. If the hedge pertains to a balance sheet item, the profit or loss is transferred from equity to the asset or liability to which the hedge relates when the value of the asset or liability is determined for the first time. In cases in which the forecast cash flow that forms the basis of the hedging transaction is no longer assessed as probable, the cumulative gain or loss that is recognised in equity is transferred directly to the income statement. Cash-flow hedges relating to energy affect the energy costs, that is, cost of goods sold. Transaction exposure's cash-flow hedges affect consolidated net sales and expenses.

Hedges of net investments in foreign operations
Gains and losses on remeasurement of derivates intended to hedge SCA's net investments in foreign operations are recognised in equity. The cumulative gain or loss in equity is recognised in the income statement in the event of divestment of the foreign operation.

Fair-value hedges
The gain or loss from remeasurement of a derivative relating to fair-value hedges is recognised in the income statement with changes in fair value of the asset or liability exposed to the hedged risk. For SCA this means that long-term loans that are subject to hedge accounting are discounted without a credit spread to market interest rates and meet inherent interest-rate derivatives' discounted cash flows at the same rate. Since the entire change in value from the derivative is recognised directly in profit or loss, any ineffectiveness is recognised in the income statement.

Financial hedges
When SCA conducts hedges and the transactions do not meet requirements for hedge accounting according to IAS 39, changes in fair value of the hedging instrument are recognised directly in the income statement.

INVENTORIES
Inventories are recognised at the lower of cost and net realisable value on the balance sheet date. Cost is calculated using the first-in, first-out (FIFO) or weighted average cost formula. However, the cost of goods produced and segregated for specific projects is assigned by using specific identification of their individual costs. The cost of finished goods and work in progress includes raw materials, direct labour, other direct expenses and production-related overheads, based on a normal production level. Interest expenses are not included in measurement of inventories. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and sale of the item. The holding of felling rights for standing timber is valued at contract prices, which on average do not exceed the lower of net realisable value and cost.

NON-CURRENT ASSETS HELD FOR SALE
Non-current assets (and disposal groups) are classified as Non-current assets held for sale if their value, within one year, will be recovered through a sale and not through continued utilisation in operations. On the reclassification date, the assets and liabilities are measured at the lower of fair value minus selling costs and the carrying amount. Following reclassification, no depreciation is carried out on these assets.

Parent Company:
Non-current assets held for sale are not reclassified and depreciation does not cease. Instead, if such assets exist, the information is disclosed.

EQUITY
Transaction costs directly relating to the issue of new shares or options are recognised, net after tax, in equity as a reduction in the issue proceeds. Expenditure for the purchase of SCA's treasury shares reduces retained earnings in equity in the Parent Company and the portion of consolidated equity that pertains to Parent Company shareholders. When these are sold, the sales proceeds are included in retained earnings in the equity pertaining to Parent Company shareholders.

NOTE 1 CONT.

EMPLOYEE BENEFITS

Pensions

There are many defined-contribution and defined-benefit pension plans within the Group, of which most of these have plan assets. The liability recognised in the balance sheet for defined-benefit pension plans is the present value of the obligation on the balance sheet date minus the fair value of the plan assets. Funded plans with net assets, that is, plans with assets exceeding obligations, are recognised as a financial asset. The defined-benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit Method. The obligation is valued at the present value of anticipated future cash flows using a discount rate that corresponds to the interest on first-class corporate bonds or, where these do not exist, government bonds issued in the currency in which the benefits will be paid and with a remaining maturity that is comparable to the actual pension liability. Actuarial gains and losses are recognised directly in equity in the period in which they arise. The total cost relating to defined-benefit plans is divided between personnel costs and financial expenses. Financial expenses are calculated from the net value of each plan at the beginning of the year and the discount factor decided for each country. The Group's payments relating to defined-contribution plans are recognised as an expense during the period the employees carry out the service to which the payment relates. Prepaid contributions are only recognised as an asset to the extent the Group is entitled to a repayment or reduction of future payments. Past service costs are recognised directly in the income statement unless changes in the pension plan are subject to employees remaining in service for a specific, stated period. In such cases, the cost is allocated on a straight-line basis over this period. A special payroll tax (corresponding to contributions) is calculated on the difference between the pension cost determined according to IAS 19 and the pension cost determined according to the rules applied in the legal entity. Payroll tax is recognised as an expense in the income statement except with regard to actuarial gains and losses where the payroll tax, like the actuarial gains and losses, is recognised directly in equity.

Parent Company:

The Parent Company applies the regulations in "Tryggandelagen" (Swedish act safeguarding pension obligations). Accounting complies with FAR SRS's (the institute for the accountancy profession in Sweden) accounting recommendation No. 4, Accounting for pension liabilities and pension costs. The main difference compared with IAS 19 is that Swedish practice disregards future increases in salaries and pensions when calculating the present value of the pension obligation. This present value includes, however, a special reserve for future payments of pension supplements indexed for inflation. Both defined contribution and defined-benefit plans exist in the Parent Company.

Other post-retirement benefits

Some Group companies provide post-retirement healthcare benefits. The obligation and anticipated costs for these benefits has been calculated and recognised in a similar manner to that applying to defined-benefit pension plans.

Severance pay

Severance pay is paid when the Group issues notice to an employee prior to the retirement date or when an employee voluntarily accepts retirement in exchange for such compensation. Severance pay is recognised as an expense when the Group has an obligation to compensate employees whose employment was terminated early.

Employee stock option programmes

During the year, the earlier applicable stock option programmes expired for which allocation of options was made prior to 7 November 2002. In accordance with the exemption rules in IFRS 1, the Group has chosen not to apply the rules in IFRS 2, Share-based Payments, with regard to personnel expenses and equity effects when recognising this programme.

PROVISIONS

Provisions are recognised when the Group has, or can be considered to have, an obligation as the result of events that have occurred and it is probable that payments will be required to fulfil the obligation. In addition, it must be possible to make a reliable estimate of the amount to be paid. The provision is valued at the present value of the anticipated future expenditure to settle the obligation. If there is a material effect on value over time, the discounting is applied with an interest rate before taxes. Increases in provisions due to time are recognised on an ongoing basis as an interest expense in the income statement.

GOVERNMENT GRANTS

Government grants are recognised at fair value when there is reasonable assurance the grants will be received and that the Group will comply with the conditions attached to them. Government grants related to acquisition of assets are recognised in the balance sheet by the grant reducing the carrying amount of the asset. Government grants received as compensation for costs are accrued and recognised in the income statement during the same period as the costs. If the government grant or assistance is neither related to the acquisition of assets nor to compensation for costs, the grant is recognised as other income.

NOTE 2 KEY ASSESSMENTS AND ASSUMPTIONS

Preparation of annual accounts and application of different accounting standards are often based on management assessments or on assumptions and estimates that are regarded as reasonable under the prevailing circumstances. These assumptions and estimates are often based on historical experience but also on other factors, including expectations of future events. With other assumptions and estimates, the result may be different and the actual result will, by definition, seldom concur with the estimated result.

The assumptions and estimates that SCA considers to have the greatest impact on earnings, as well as assets and liabilities, are discussed below.

VALUATION OF BIOLOGICAL ASSETS

Since a market price or other comparable value does not exist for assets the size of SCA's, the biological assets, that is standing forest, are valued at the value of anticipated future cash flows.

Calculation of these cash flows is based on the felling plan from the most recent forest survey that is available. Forest surveys are updated every ten years. The calculation is also based on assumptions with regard to growth, selling prices, costs for felling and silviculture as well as costs for replanting, which is a prerequisite for felling. These assumptions are mainly based on experience and are only changed when a change in price and cost levels is assessed as being long term. The cash flow covers a production cycle which SCA estimates to amount to an average of 100 years. The discount factor used is the cost of capital (WACC, weighted average cost of capital) that is normally used in valuations of similar assets.

The consolidated value of biological assets at 31 December 2009 amounted to SEK 25,397m. For further information, see Note 12.

GOODWILL

Each year, the Group examines whether there is any impairment relating to goodwill. Goodwill is divided among cash-generating units and these concur with the Group's operating segments.

The recoverable amount for the cash-generating units is determined by calculating value in use. This calculation is based on the Group's existing strategic plans. These plans rest on market-based assumptions and include anticipated future cash flows for the existing operations during the next ten-year period. Cash flows beyond the ten-year period are taken into account by an operating surplus multiple being applied to sustained cash flow. This multiple concurs with current market multiples for similar operations.

The discount factors used in the present value calculation of the anticipated future cash flows is the current weighted average cost of capital (WACC) established within the Group for the markets in which the cash-generating units conduct operations. Impairment testing for the year did not indicate any impairment. Goodwill for the Group at 31 December 2009 amounted to SEK 19,147m. For further information, see Note 10.

PENSIONS

Costs, as well as the value of pension obligations for defined-benefit pension plans, are based on actuarial calculations that are based on assumptions on discount rate, anticipated return on plan assets, future salary increases, inflation and demographic conditions.

The discount rate assumption is based on high-quality fixed-income investments with maturities corresponding to the Group's existing pension obligations. The funded assets include equities and bonds. The expected return on these is calculated on the basis of the assumption that the return on bonds equals the interest on a 10-year government bond and that the return on equities amounts to the same rate but with an addition for risk premium.

The Group's net defined-benefit obligations and the fair value of plan assets amounted to SEK 3,337m as at 31 December 2009. For further information, see Note 26.

TAXES

Deferred tax is calculated on temporary differences between the carrying amounts and the tax values of assets and liabilities. There are primarily two areas where assumptions and assessments affect recognised deferred tax. One is assumptions and assessments used to determine the carrying amounts of the different assets and liabilities. The other is assumptions and assessments related to future taxable profits, where future utilisation of deferred tax assets depends on this. As at 31 December 2009, SEK 1,156m was recognised as deferred tax assets based on such assumptions and assessments. Significant assessments and assumptions are also made regarding recognition of provisions and contingent liabilities relating to tax risks. For further information see Note 9.

NOTE 3 ACQUISITIONS AND DIVESTMENTS

ACQUISITIONS

Acquisitions made during the year totalled SEK 51m including assumed net debt and relate mainly to Algodonera Aconcagua in Argentina.

Company	Operations	Acquisition date	Acquisition price[1], SEKm	Goodwill, SEKm	Acquired %	Total holding after acquisition
Algodonera Aconcagua, Argentina	Personal Care	October 2009	78	42	50	50

[1] Acquisition price pertains to purchase price including acquisition costs. Assumed net debt is not included.

The acquisition of Algodonera Aconcagua is reported in the Board of Directors' Report on page 11 under the section Investments, acquisitions and divestments. In addition to this acquisition, a number of supplementary investments totalling SEK 5m were made in associates. Of purchase considerations for acquisitions paid in earlier years, SEK 5m was repaid to SCA in 2009.

Effect on sales and earnings of acquisitions for the year

In 2009, SCA's 50%-owned joint-venture company in Colombia, Productus Familia S.A. acquired all shares in Algodonera Aconcagua, Argentina. Neither this nor other acquisitions had any material impact on consolidated sales and earnings.

There are no plans to divest all or parts of any of the acquired operations. Goodwill relates to acquisition of market shares, where an individual value for another asset could not be identified.

Acquired operations

The table below shows the fair value of acquired net assets, recognised goodwill and the effect on the Group's cash-flow statements of all acquisitions.

Preliminary acquisition balance sheet

SEKm	2009	2008	2007
Non-current assets	38	1,487	3,064
Operating assets	32	132	347
Cash and cash equivalents	1	1	87
Provisions	–	–123	–20
Net debt excl. cash and cash equivalents	–6	–1	–174
Operating liabilities	–24	–36	–67
Minority	–	–	10
Fair value of net assets	**41**	**1,460**	**3,247**
Negative goodwill, dissolved in income statement	–	–	–18
Goodwill[1]	37	297	1,162
Acquisition price	**78**	**1,757**	**4,391**
Acquisition price	–78	–1,757	–4,391
Unpaid purchase price related to acquisition	32	–	9
Settlement of liability for purchase price for acquisition in earlier years	–	–7	–76
Cash and cash equivalents in acquired companies	1	1	87
Impact on consolidated cash and cash equivalents, Business Combinations (Cash-flow statement)	**–45**	**–1,763**	**–4,371**
Plus acquired net debt excl. cash and cash equivalents	–6	–1	–174
Acquisition of operation incl. net debt assumed (Operating cash-flow statement)	**–51**	**–1,764**	**–4,545**

[1] Specification of investment in goodwill;

SEKm	2009	2008	2007
Investment in goodwill related to acquisitions	42	352	1,162
Recovery of previously paid purchase consideration	–5	–55	–
Total	**37**	**297**	**1,162**

The table below shows final fair value of acquired net assets, recognised goodwill and effect on the Group's cash-flow statements of the acquisition of Procter & Gamble's tissue operations in 2007 and 2008.

Final acquisition balance sheet for the European tissue operations

SEKm	Total
Intangible assets	835
Buildings, land, machinery and equipment	2,668
Other non-current receivables	332
Non-current assets	**3,835**
Inventories	359
Operating receivables	16
Cash and cash equivalents	2
Current assets	**377**
Assets	**4,212**
Provisions for pensions	–111
Other non-current liabilities	–156
Non-current liabilities	**–267**
Operating liabilities	–49
Current liabilities	**–49**
Liabilities	**–316**
Fair value of net assets	**3,896**
Goodwill	959
Acquisition price[1]	**4,855**
Acquisition price	–4,855
Less cash and cash equivalents in acquired company	2
Impact on consolidated cash and cash equivalents, Business Combinations[2]	**–4,853**
Plus acquired net debt excl. cash and cash equivalents	–111
Acquisition of operations incl. assumed net debt[3]	**–4,964**

[1] Including acquisition costs amounting to SEK 203m.
[2] Of which SEK –1,668m relates to 2008 and SEK –3,185m relates to 2007.
[3] Of which SEK –1,675m relates to 2008 and SEK –3,289m relates to 2007.

ADJUSTMENT OF PRELIMINARY ACQUISITION BALANCE SHEETS 2009

The following adjustments of preliminary acquisition balance sheets in 2008 after final valuation of acquired assets and liabilities were made in 2009.

SEKm	P&G
Goodwill	30
Buildings, land, machinery and equipment	–34
Other non-current receivables	14
Inventories	–10
Total assets	**0**

NOTE 3 CONT.

DIVESTMENTS

In March, SCA divested its holding in the 50%-owned joint venture Godrej SCA Hygiene Ltd, India and, in December, it divested the paper mill in Pratovecchio, Italy. The total purchase price received was SEK 72m. In 2008, part of the corrugated board operations in the UK and Ireland was divested and, in 2007, the North American packaging operation was divested.

SEKm	2009	2008	2007
Non-current assets	80	1,019	117
Operating assets	27	867	717
Cash and cash equivalents	1	19	–12
Non-current assets held for sale	–	–	2,385
Net debt excl. cash and cash equivalents	–4	–11	–67
Provisions	–	–219	–26
Operating liabilities	–24	–521	–302
Liabilities held for sale	–	–	–55
Minority	–	–6	–7
Gain/loss on sale	–8	0	28
Purchase price received	**72**	**1,148**	**2,778**
Less unpaid purchase price	–	–	–5
Less cash and cash equivalents in sold companies	–1	–19	12
Impact on consolidated cash and cash equivalents, Business Combinations (Cash-flow statement)	**71**	**1,129**	**2,785**
Plus sold net debt excl. cash and cash equivalents	4	11	67
Divestment of operations during the year incl. assumed net debt (Operating cash-flow statement)	**75**	**1,140**	**2,852**

NOTE 4 OPERATING EXPENSES BY TYPE OF COSTS

Operating expenses by function

SEKm	2009	2008	2007
Cost of goods sold	–84,744	–88,190	–84,812
Sales and administration expenses	–16,500	–13,730	–11,303
Items affecting comparability	–1,458	–	300
Total	**–102,702**	**–101,920**	**–95,815**

See also page 102 for description of costs.

Operating expenses by type of cost

SEKm	Note	2009	2008	2007
Other income		2,553	2,707	1,685
Change in net value of biological assets[1]	12	668	720	5,645
Change in inventory of finished products and products in progress[1]	19	–1,431	147	–506
Raw materials and consumables	19	–33,621	–40,138	–36,032
Personnel expenses[1]	6	–22,737	–20,498	–20,584
Other operating expenses[1]		–40,706	–38,647	–36,303
Depreciation	7	–6,828	–6,199	–6,186
Impairments[1]	7	–600	–12	–3,534
Total		**–102,702**	**–101,920**	**–95,815**

[1] Including items affecting comparability.

Items affecting comparability

Items affecting comparability in 2009 relate to restructuring costs in the Packaging business. The cost amounted to SEK 1,458m, of which SEK 741m relates to restructuring costs being paid, SEK 600m relates to impairment of non-current assets and SEK 117m pertains to impairment of working capital, mainly inventory. Restructuring costs comprise personnel costs in the amount of SEK 499m and other operating expenses of SEK 242m.

Other income

Other income includes income from activities or sales of goods and services outside SCA's normal core business. The income can be of a recurring or occasional nature. During 2009, sales of goods and services outside SCA's normal business operations amounted to SEK 1,345m, revenue from SCA's transport business amounted to SEK 515m and rental income to SEK 44m. Income of a more occasional nature, such as gains on sales of non-current assets, amounted to SEK 82m.

Other operating expenses

SEKm	2009	2008	2007
Transport expenses	–9,450	–9,027	–7,337
Energy expenses[1]	–6,866	–7,329	–6,033
Purchased finished goods for onward sale	–4,626	–3,348	–3,486
Marketing costs	–4,227	–3,375	–3,089
Repairs and maintenance	–3,361	–3,306	–3,077
IT, telephony and lease of premises	–3,052	–3,104	–3,052
Other operating expenses, production	–3,476	–3,128	–4,241
Other operating expenses, distribution sales and administration	–3,581	–4,304	–4,242
Other	–2,067	–1,726	–1,746
Total	**–40,706**	**–38,647**	**–36,303**

[1] After deduction for energy income in the amount of SEK 1,059m (983; 546).

Other disclosures

Exchange-rate differences totalling SEK –23m (4; –6) are included in operating profit. Government grants received reduced operating expenses by SEK 63m (60, 38). Costs for research and development amounted to SEK 738m (612; 595).

Operating leases

Future minimum leasing fees in the Group for non-cancellable operating leases are as follows:

SEKm	2009	2008	2007
Within 1 year	994	1,001	975
Between 2 and 5 years	2,402	2,220	2,153
Later than 5 years	1,528	1,534	1,527
Total	**4,924**	**4,755**	**4,655**

Cost for the year related to operating leasing of assets amounted to SEK 990m (871; 921). Leasing objects comprise a large number of items, including energy plants, warehouses, offices, other buildings, machinery and equipment, IT equipment, office fixtures and various transport vehicles. The assessment for a number of the objects is that, in reality, it is possible to terminate contracts early.

Finance leases

Future minimum leasing fees in the Group for non-cancellable finance leases are as follows:

SEKm	2009	2008	2007
Within 1 year	121	168	165
Between 2 and 5 years	1,213	1,415	1,395
Later than 5 years	48	70	98
Total	**1,382**	**1,653**	**1,658**
Future financial expenses for financial leasing	–97	–93	–157
Present value of liabilities relating to finance leases	**1,285**	**1,560**	**1,501**

Total payments for finance leases during the year amounted to SEK 170m (182; 186). During the year, SEK 41m (75; 73) was reported as an interest expense and SEK 118m (113; 111) as amortisation of debt. Depreciation of finance lease assets during the year amounted to SEK 115m (105; 116). The carrying amount of finance lease assets at year-end amounted to SEK 179m (209; 306) relating to buildings/land and SEK 1,084m (1,257; 1,197) relating to machinery.

For information about significant leasing contracts, refer to Note 32 Contingent liabilities. In addition to this, there is a leasing contract for a paper machine in Laakirchen with a term through 2015, but the assumption is that this will be redeemed in 2011.

Auditing expenses

Remuneration to auditors can be specified as follows:

SEKm	2009	2008	2007
PricewaterhouseCoopers			
Audit assignments	73	67	62
Other assignments	15	19	17
Other auditors			
Audit assignments	3	4	2
Other assignments	2	2	1
Total	**93**	**92**	**82**

Other assignments are mainly audit-related consultations in conjunction with acquisitions and tax advice.

NOTE 5 SEGMENT REPORTING

Operating segments

SEKm	Personal Care	Tissue	Packaging	Publication papers	Pulp, timber and solid-wood products	Other operations	Eliminations	Total Group
2009 financial year								
Revenues								
External sales	25,513	41,220	27,825	9,526	6,171	602	–	110,857
Internal sales	203	205	534	233	1,053	868	–3,096	0
Total	**25,716**	**41,425**	**28,359**	**9,759**	**7,224**	**1,470**	**–3,096**	**110,857**
Result								
Segment result	3,235	3,946	413	1,253	1,250	–449	–	9,648
Items affecting comparability[1]								–1,458
Operating profit/loss	**3,235**	**3,946**	**413**	**1,253**	**1,250**	**–449**	**0**	**8,190**
Interest income								158
Interest expenses								–1,802
Tax expense for the year								–1,716
Net profit for the year								**4,830**
Other disclosures								
Assets	16,856	49 363	34,183	8,243	34,747	5,082	–6,588	141,886
Holdings in associates	8	552	373	18	19	9		979
Unallocated assets								6,994
Total	**16,864**	**49,915**	**34,556**	**8,261**	**34,766**	**5,091**	**–6,588**	**149,859**
Investments	–2,092	–2,658	–1,479	–728	–468	–27		–7,452
Depreciation	–1,178	–2,496	–1,713	–809	–562	–70	–	–6,828
Impairment losses								
Unallocated impairment losses[1]								–600
Income and expenses, in addition to depreciation, not matched by payments	–13	5	–48	–4	–643	–6		–709
2008 financial year								
Revenues								
External sales	23,033	38,379	32,766	9,005	6,130	1,136	–	110,449
Internal sales	298	1	675	10	1,565	332	–2,881	0
Total	**23,331**	**38,380**	**33,441**	**9,015**	**7,695**	**1,468**	**–2,881**	**110,449**
Result								
Segment result	2,912	2,375	1,493	402	1,805	–433	–	8,554
Items affecting comparability								–
Operating profit/loss	**2,912**	**2,375**	**1,493**	**402**	**1,805**	**–433**	**0**	**8,554**
Interest income								246
Interest expenses								–2,563
Tax expense for the year								–639
Net profit for the year								**5,598**
Other disclosures								
Assets	16,899	53,424	37,703	8,759	34,855	5,975	–8,536	149,079
Holdings in associates	7	534	392	19	25	6		983
Unallocated assets								8,906
Total	**16,906**	**53,958**	**38,095**	**8,778**	**34,880**	**5,981**	**–8,536**	**158,968**
Investments	–1,688	–4,894	–2,453	–731	–737	67		–10,436
Depreciation	–1,006	–2,194	–1,642	–764	–530	–63		–6,199
Impairment losses	–12	0	0	0	0	0		–12
Income and expenses, in addition to depreciation, not matched by payments	12	–109	–71	0	–613	–90		–871

NOTE 5 CONT.

SEKm	Personal Care	Tissue	Packaging	Publication papers	Pulp, timber and solid-wood products	Other operations	Eliminations	Total Group
2007 financial year								
Revenues								
External sales	21,945	33,277	33,239	8,714	7,896	842	–	105,913
Internal sales	156	55	489	1	2,133	494	–3,328	0
Total	**22,101**	**33,332**	**33,728**	**8,715**	**10,029**	**1,336**	**–3,328**	**105,913**
Result								
Segment result	2,960	1,724	2,651	537	2,333	–358	–	9,847
Items affecting comparability [1]								300
Operating profit/loss	**2,960**	**1,724**	**2,651**	**537**	**2,333**	**–358**	**–**	**10,147**
Interest income								193
Interest expenses								–2,103
Tax expense for the year								–1,076
Net profit for the year								**7,161**
Other disclosures								
Assets	13,924	45,920	36,674	8,223	33,614	4,106	–5,443	137,018
Holdings in associates	142	396	363	17	31			950
Unallocated assets								7,082
Total	**14,066**	**46,316**	**37,037**	**8,240**	**33,645**	**4,106**	**–5,443**	**145,050**
Investments	–1,032	–6,456	–2,668	–378	–1,018	–2		–11,554
Depreciation	–1,011	–2,241	–1,578	–795	–533	–28		–6,186
Impairment losses	16	–1	–7					8
Unallocated impairment losses [1]								–3,542
Income and expenses, in addition to depreciation, not matched by payments	0	–35	–154	–1	–395	–3,947		–4,532

[1] Items affecting comparability

	2009		2008		2007	
	Expenses	Impairments	Expenses	Impairments	Expenses	Impairments
Personal Care					–16	–41
Tissue					–619	–2,863
Packaging	–858	–600			–561	–389
Publication papers						
Pulp, timber and solid-wood products					5,045	–158
Other					–8	–91
Total	**–858**	**–600**	**0**	**0**	**3,842**	**–3,542**
Net		**–1,458**		**0**		**300**

Business Segments: The Group is organised in five main product groups: personal care, tissue, packaging, publication papers, and pulp, timber and solid-wood products. These product groups are the primary segments. Tissue includes toilet paper, kitchen paper and paper handkerchiefs sold to the retail trade, as well as, toilet paper, hand-drying products, napkins and products for cleaning for industrial and office applications. These products are sold to corporate customers in the industrial sector, offices, hotels, restaurants and catering, healthcare and other institutions. Personal Care products comprise baby diapers, feminine care products and incontinence products. Packaging comprises corrugated board as well as protective and specialty packaging. This business segment also includes containerboard, which is mainly delivered internally and contributes to the Group's raw material integration. Publication papers include newsprint and magazine paper. The pulp, timber and solid-wood products business segment also contributes to the Group's raw material integration, since the Group's pulp and timber are mainly delivered internally. In addition, the Group's pulp is mainly produced from timber from the Group's own forests, which also to a large extent supply the sawmills.

Revenues and expenses: An organisation for paper recovery exists within the Group. Revenues and expenses from these operations are allocated among the business segments in proportion to their use of recovered paper. All the other income and expenses as well as income from participations in associates are directly attributable to the respective business segment.

Assets and liabilities: The assets included in each business segment comprise all operating assets used in the business segment, primarily trade receivables, inventories and non-current assets after deduction for provisions. Most of the assets are directly attributable to each business segment. In addition, some assets that are common to two or more business segments are allocated among the business segments.

Intra-Group deliveries: Revenues, expenses and results for the various business segments were affected by intra-Group deliveries. Internal prices are market-based. Intra-Group deliveries are eliminated when preparing the consolidated financial statements.

NOTE 6 PERSONNEL AND BOARD COSTS

Personnel costs

SEKm	2009	2008	2007
Salaries and remuneration	16,596	15,142	15,465
of which Group management	104	63	71
of which Board	5	5	4
Pension costs	1,278	975	798
of which defined-benefit pension plans	518	189	148
of which defined-contribution pension plans	760	786	650
Other social security costs	3,596	3,098	3,051
Other personnel costs	1,267	1,283	1,270
Total [1]	**22,737**	**20,498**	**20,584**

[1] Total personnel costs include SEK 499m (0; 867) attributable to costs for implemented efficiency-enhancement measures.

Average number of employees

	2009	2008	2007
Average number of employees	49,531	51,999	50,433
of whom women, %	27	29	25
Number of countries	61	60	60

Women comprised 18% (14) of the total number of Board members and senior executives.

Breakdown of employees by age groups, %

2009	21–30 yrs	31–40 yrs	41–50 yrs	51–60 yrs
	20	29	29	18

Less than 2% (3) of the employees are under the age of 20, and less than 2% (2) are over age 60. During 2009, SCA invested approximately SEK 246m (153; 178) or nearly SEK 5,000 (3,400; 3,500) per employee in skills-enhancement activities.

The added value per employee in 2009 amounted to SEK 600,000 (534,000; 551,000). The proportion of university graduates amounts to about 15% (13; 15).

In 2009, 5,768 (7,511) persons left SCA while 3,832 (6,255) joined the company. These figures include both voluntary retirement and the effects of rationalisation and retirements. In addition, a significant portion relates to summer jobs for students and seasonal work.

Absence due to illness in Swedish companies

%	2009	2008	2007
Total absence due to illness of normal working hours	3	4	4
Men	3	4	4
Women	4	5	6
Of which continuous absence due to illness of 60 days or more	45	45	48

Proportion of absence due to illness by age group, %

2009	–29 yrs	30–49 yrs	50– yrs
	3	3	4

FEES TO BOARD MEMBERS IN THE PARENT COMPANY DURING THE YEAR

Members of the Board elected by the AGM who are not employees in the company received the following remuneration in 2009 in accordance with the AGM decision.

SEK	Board fee	Audit Committee fee	Remuneration Committee fee	Total
Sverker Martin-Löf	(Chairman) 1,350,000	100,000	75,000	1,525,000
Rolf Börjesson	450,000		75,000	525,000
Sören Gyll	450,000	100,000		550,000
Tom Hedelius	450,000		75,000	525,000
Leif Johansson	450,000			450,000
Anders Nyrén	450,000	(Chairman) 125,000		575,000
Barbara Milian Thoralfsson	450,000			450,000
Total	**4,050,000**	**325,000**	**225,000**	**4,600,000**

Total Board fees for Board members in 2008 amounted to SEK 4,600,000.

REMUNERATION OF SENIOR EXECUTIVES

Senior executives refer to the President, who is also the CEO, the Executive Vice President, Business Group Presidents and the heads of corporate staff units. For the composition of this group, see page 45.

AGM Guidelines for remuneration of senior executives

The 2009 Annual General Meeting adopted the following guidelines for remuneration of senior executives:

"Remuneration of the CEO and other senior managers will be a fixed amount (base salary), possible variable remuneration, additional benefits and pension. Other senior managers include the Executive Vice President, Business Group Managers or equivalent, and the Central Staff Managers. The total remuneration is to correspond to market practice and be competitive in the senior manager's field of profession. Fixed and variable remuneration is to be linked to the manager's responsibility or authority. For the CEO, as well as for other senior executives, the variable remuneration is to be limited and linked to the fixed remuneration. The variable remuneration is to be based on the outcome of predetermined objectives and, as far as possible, be linked to the increase of value of the SCA share, from which the shareholders benefit. Programmes for variable remuneration should be formulated so that the Board, if exceptional circumstances prevail, has the possibility to limit, or refrain from, payment of variable remuneration if such an action is considered reasonable and in compliance with the company's responsibility to shareholders, employees and other stakeholders.

In the event of termination of employment, the notice period should normally be two years should termination be initiated by the company, and one year, when initiated by the senior executive. Severance pay should not exist.

Pension benefits are to be either defined-benefit or defined-contribution plans, or a combination hereof, and entitle the senior executive to pension from the age of 60, at the earliest. To earn the pension benefits, the period of employment must be long, at present 20 years. When resigning before the age providing entitlement to pension, the senior executive will receive a paid-up pension policy from the age of 60. Variable remuneration is not pensionable income. Matters of remuneration of the senior management are to be dealt with by a Remuneration Committee and, as regards the President, be resolved by the Board of Directors."

Company's application of guidelines

The company applied the guidelines approved by the AGM in the following manner:

Fixed salary

The fixed salary shall be in proportion to the individual's position and the authority and responsibilities this entails. It is set individually at a level that, combined with other remuneration, is assessed as a market rate and competitive in the labour market in which the executive works.

Variable remuneration

Variable remuneration of the CEO, Executive Vice President and Business Group Presidents and equivalents is maximised to a total of 85% of the fixed salary. For one Business Group President, stationed in the US, the maximum outcome is 95%, while the corresponding limit for other senior executives is 75%.

The programme for variable remuneration is divided into a short and long-term portion.

The short-term portion (Short-term Incentive, or STI) for the CEO, Executive Vice President and Business Group Presidents and equivalents may amount to a maximum of 50% of fixed salary. For one Business Group President, stationed in the US, the maximum outcome is 60%, while the corresponding limit for other senior executives is 40%. The STI goals set for the Business Group Presidents are mainly based on operating cash flow, cost control, operating profit and growth for each business group, while the goal for the CEO and others reporting directly to him is based primarily on the Group's profit before tax and cash flow before dividends. Furthermore, a non-financial goal also applies accounting for 10% of the variable remuneration (20% for the CEO).

The long-term portion (Long-Term Incentive, or LTI) may amount to a maximum of 35% of the fixed salary, providing that the executive invests half of the net outcome in the company's share, and a maximum of 25% if such investment is not made. The established LTI goal is based on the performance of the company's B share, measured as the TSR (Total Shareholder Return) index, compared with a weighted index of competitors' shares performance (TSR) over a three-year period. The structure of the LTI was approved by the Board in 2003.

Outcome, variable remuneration

For the CEO, Executive Vice President and the heads of corporate staffs, STI resulted in maximum variable remuneration for 2009. STI resulted in variable remuneration corresponding to 20–48% of fixed salary for the Business Group Presidents. The LTI target was also achieved for 2009, resulting in maximum outcome for the CEO and other senior executives.

NOTE 6 CONT.

Other benefits
Other benefits pertain to company car and in certain cases housing.

Pension
For the CEO, who is entitled to retire at the age of 60, the pension agreement provides a retirement pension (excluding national pension benefits and previously earned paid-up policies) between the age of 60 and 65 of approximately 40% of final salary (excluding variable remuneration) and thereafter of approximately 20% of final salary (excluding variable remuneration) for life. Upon termination of employment prior to retirement age, a paid-up policy is received for pension payments from age 60. In addition, beneficiaries' pension amounts to approximately 50% of retirement pension in the case of death before the age of 65 and thereafter to 30% of the retirement pension (including previously earned paid-up policies).

Most of the other senior executives in the Group have a combination of defined-benefit and defined-contribution pension plans that entitle the executives, on reaching the age of 60, to receive a retirement pension (including national pension benefits) of up to 45% of the average salary (excluding variable remuneration) for three years prior to retirement age. For full pension, the individual must have been employed for at least 20 years calculated from 40 years of age. Upon termination of employment prior to reaching retirement age, a paid-up policy is received for pension payments from age 60, on condition that the executive, after reaching the age of 40, has been employed in the Group for at least three years. Moreover, beneficiaries' pension amounts to about 50% of retirement pension. In addition to the defined-benefit pension, a pension is paid based on premiums paid by the company. The premiums paid for each year of service amount to 10% of the executive's base salary and are invested in a fund or insurance chosen by the executive.

Some senior executives in the Group have a pension plan, which is closed to new entrants, that is a defined-benefit pension plan, which grants the executive the right at the age of 65 to receive a pension (including national pension benefits) at up to 70% of the salary (excluding variable salary). However, they are entitled to retire at 60 with 70% of the final salary at retirement (excluding variable remuneration), between 60 and 65 and subsequently with 50% of the salary at retirement (excluding variable remuneration). Normally, full pension requires the executive to have been employed in the Group for 20 years. Upon termination of employment prior to reaching retirement age, a paid-up policy is received for pension payments from age 65 or 60, on condition that the executive, after reaching the age of 40, has been employed in the Group for at least three years. In addition, beneficiaries' pension amounts to about 50% of retirement pension.

Three senior executives have a defined-contribution pension plan (in addition to national pension benefits) into which the company pays 30–40% of the executives' basic salary, which is invested in funds or traditional insurance.

Employee options programme
During 2001 and 2002, the company issued employee options for which the term has now expired. The term of the employees options issued in 2002 expired in 2009. The issue price for the shares stipulated in these options significantly exceeded the current share price during the year and up until the expiry date. Accordingly, no options were exercised during the year.

Notice period and severance pay
The agreement with the CEO stipulates a period of notice of termination of two years if such notice is given by the company. The CEO has a corresponding right with a period of termination of one year. If notice is given by the company, the CEO is not obligated to serve during the notice period. The agreement does not contain any stipulations with regard to severance pay. Between the company and other senior executives, a period of notice of termination of one to two years normally applies, if such notice is given by the company. The executive has a corresponding right with a period of notice of termination of six months to one year. The executive is normally expected to be available to the company during the notice period. The agreements have no stipulations with regard to severance pay.

Preparation and decision process for remuneration
During the year, the Remuneration Committee submitted recommendations to the Board regarding the principles for remuneration of senior executives. The recommendations encompassed the ratio between fixed and variable remuneration and the size of any salary increases. In addition, the Remuneration Committee proposed criteria for assessing variable remuneration and pension terms. The Board discussed the Remuneration Committee's proposal and decided on the basis of the Committee's recommendations. The remuneration of senior executives for the 2009 financial year was based on the Remuneration Committee's recommendation, and with regard to the CEO, decided by the Board. The executives concerned did not participate in remuneration matters pertaining to themselves. When it was deemed appropriate, the work of the Remuneration Committee was carried out with the support of external expertise. For information about the composition of the Remuneration Committee, see page 40.

The Board's proposal for new guidelines
The Board has decided to propose to the 2010 Annual General Meeting the unchanged guidelines for determining salaries and other remuneration for senior executives. As outlined above, the company applies these guidelines by applying maximum variable remuneration amounting to 85% or 75% of fixed salary. With the salary situation prevailing in 2010 and an unchanged number of senior executives, the maximum outcome of variable remuneration could entail a cost for the Group, excluding social security costs, of approximately SEK 49m.

Remuneration and other benefits during the year

SEK	Fixed salary	Variable remuneration	Other benefits	Other remuneration	Total	Pension costs
CEO Jan Johansson	7,000,000	5,950,000	135,540	–	13,085,540	5,468,890
Other senior executives (13 people)	46,699,184	34,585,994	5,880,839	–	87,166,017	19,904,893
Former CEO Jan Åström	–	–	–	3,761,999	3,761,999	–
Total	**53,699,184**	**40,535,994**	**6,016,379**	**3,761,999**	**104,013,556**	**25,373,783**

Comments to the table:
- Variable remuneration covers the 2009 financial year but is paid in 2010.
- Pension costs pertain to the costs that affected profit for the year, excluding special payroll tax.
- Other remuneration to the former CEO pertains to severance pay according to agreement.

Group by country

	Net sales				Average number of employees				Salaries	
	2009 SEKm	%	2008 SEKm	%	2009	of whom women, %	2008	of whom women, %	2009 SEKm	2008 SEKm
Sweden	**7,051**	**6**	**7,309**	**7**	**6,614**	**26**	**6,706**	**25**	**2,746**	**2,497**
EU excl. Sweden										
Germany	15,661	14	15,453	14	6,272	18	6,281	18	3,133	2,752
UK	10,015	9	11,995	11	2,715	22	4,284	21	1,054	1,360
France	9,045	8	9,102	8	2,771	26	2,792	26	1,008	936
Italy	7,334	7	7,809	7	2,334	16	2,331	17	882	800
Netherlands	5,526	5	5,323	5	2,116	14	2,162	17	1,173	977
Spain	5,198	5	4,810	4	949	28	894	29	354	263
Denmark	3,239	3	3,460	3	1,152	26	1,387	25	673	654
Belgium	2,701	3	2,579	3	877	24	910	24	467	413
Austria	2,250	2	2,365	2	1,528	14	1,567	14	807	750
Finland	1,502	1	1,521	1	356	37	375	38	145	119
Greece	1,267	1	1,273	1	430	24	426	19	119	88
Poland	1,226	1	1,328	1	803	27	770	33	97	73
Hungary	1,135	1	1,236	1	828	37	754	47	90	97
Czech Republic	999	1	1,202	1	778	45	930	49	96	101
Portugal	617	1	655	1	37	59	36	58	15	13
Ireland	410	0	609	1	25	40	56	32	11	20
Romania	395	0	286	0	103	39	113	33	8	10
Slovakia	308	0	352	0	821	33	747	30	92	71
Lithuania	256	0	274	0	182	35	204	33	25	3
Rest of EU	658	1	625	1	90	36	101	37	17	14
Total EU excl. Sweden	**69,742**	**63**	**72,257**	**65**	**25,167**	**22**	**27,120**	**23**	**10,266**	**9,514**
Rest of Europe										
Russia	2,348	2	2,101	2	1,129	46	1,134	50	206	183
Norway	1,800	2	1,639	2	244	41	254	67	127	128
Switzerland	1,690	1	1,516	1	235	33	238	32	122	112
Ukraine	247	0	320	0	56	38	53	34	11	9
Other	582	1	1,029	1	190	6	164	6	28	21
Total, Rest of Europe	**6,667**	**6**	**6,605**	**6**	**1,854**	**39**	**1,843**	**45**	**494**	**453**
Rest of world										
US	9,222	8	8,216	7	2,672	42	2,785	43	1,502	1,175
Australia	2,992	3	2,699	2	764	26	801	28	411	391
Mexico	2,489	2	2,456	2	2,520	19	2,422	19	267	264
China	2,012	2	1,914	2	4,344	40	4,740	43	200	161
Japan	1,393	2	769	1	56	70	59	69	30	23
Colombia	1,320	1	1,212	2	1,249	30	1,249	47	7	85
Canada	1,093	1	1,312	2	253	31	319	29	128	92
Malaysia	965	1	751	1	1,339	46	1,157	51	116	94
New Zealand	888	1	857	1	622	23	657	26	229	229
Other, Asia	564	1	542	0	–	–	–	–	–	–
Chile	429	0	345	0	281	0	244	75	31	26
Indonesia	406	0	399	0	74	28	78	29	2	2
Ecuador	364	0	287	0	429	32	406	50	23	17
Morocco	309	0	243	0	–	–	–	–	–	–
Costa Rica	295	0	250	0	168	29	194	23	24	17
Singapore	267	0	263	0	202	40	214	38	30	34
South Africa	258	0	177	0	61	44	30	100	12	1
Other	2,131	3	1,586	2	862	43	975	45	78	67
Total, Rest of world	**27,397**	**25**	**24,278**	**22**	**15,896**	**34**	**16,330**	**39**	**3,090**	**2,678**
Group	**110,857**	**100**	**110,449**	**100**	**49,531**	**27**	**51,999**	**29**	**16,596**	**15,142**

NOTE 7 DEPRECIATION AND IMPAIRMENT of property, plant and equipment and intangible assets

SEKm	2009	2008	2007
Depreciation			
Buildings	891	811	753
Land	114	93	81
Machinery and equipment	5,475	4,979	5,053
Sub-total	**6,480**	**5,883**	**5,887**
Patents, trademarks and similar rights	306	274	255
Capitalised development costs	42	42	44
Sub-total	**348**	**316**	**299**
Total	**6,828**	**6,199**	**6,186**
Impairment losses			
Buildings	163	2	197
Land	7	0	19
Machinery and equipment	406	10	3,088
Construction in progress	–	–	2
Sub-total[1]	**576**	**12**	**3,306**
Patents, trademarks and similar rights	0	0	226
Capitalised development costs	24	0	2
Sub-total	**24**	**0**	**228**
Total	**600**	**12**	**3,534**
Total			
Buildings	1,054	813	950
Land	121	93	100
Machinery and equipment	5,881	4,989	8,141
Construction in progress	–	–	2
Sub-total	**7,056**	**5,895**	**9,193**
Patents, trademarks and similar rights	306	274	481
Capitalised development costs	66	42	46
Sub-total	**372**	**316**	**527**
Total depreciation and impairment	**7,428**	**6,211**	**9,720**

[1] Total impairment of property, plant and equipment includes reversal of impairment for buildings of SEK –m (–; 1) as well as SEK –m (–: 18) for plant and equipment.

Depreciation is based on the costs and estimated useful lives of the assets provided in the accounting principles section on page 66.

NOTE 8 FINANCIAL INCOME AND EXPENSES

SEKm	2009	2008	2007
Results from shares and participations in other companies			
Dividends	53	64	39
Capital gains	0	17	30
Interest income and similar profit/loss items			
Interest income, investments	89	165	124
Other financial income	16	–	–
Total financial income	**158**	**246**	**193**
Interest expenses and similar profit/loss items			
Interest expenses, borrowing	–1,644	–2,233	–1,883
Interest expenses, derivatives	–169	–248	–183
Fair-value hedges, unrealised	32	–35	–8
Other financial expenses	–21	–47	–29
Total financial expenses	**–1,802**	**–2,563**	**–2,103**
Total	**–1,644**	**–2,317**	**–1,910**

Other financial income and expenses include exchange gains of SEK 16m (loss 23; loss 1). Capital gains include gains from sales of shares of SEK –m (–; 26).

If interest-rate levels had been 1 percentage point higher/lower, with unchanged fixed-interest term and volume in the net debt, interest expenses for the year would have been SEK 243m (290; 209) higher/lower. Sensitivity analysis calculations have been performed on the risk to which SCA was exposed as at 31 December 2009 using assumptions on market movements that are regarded as reasonably possible in one year's time.

NOTE 9 TAXES

Tax expense

SEKm	2009	2008	2007
Current tax expense	1,532	1,262	1,506
Deferred tax expense	184	–623	–430
Tax expense	**1,716**	**639**	**1,076**

Tax expense amounted to 26.2% (10.2; 13.1) of the Group's profit before tax. The difference between reported tax expense and expected tax expense is explained below. The expected tax expense is calculated according to the current group structure and current profit levels in each country.

	2009		2008		2007	
	SEKm	%	SEKm	%	SEKm	%
Tax expense	1,716	26.2	639	10.2	1,076	13.1
Expected tax expense	1,801	27.5	1,724	27.7	2,328	28.3
Difference	**–85**	**–1.3**	**–1,085**	**–17.5**	**–1,252**	**–15.2**
The difference is explained by:						
Permanent effects[1]						
Effects attributable to internal banking operations	–	–	–669	–10.8	–585	–7.1
Effects of other subsidiary financing	–175	–2.7	–171	–2.7	–143	–1.7
Other permanent effects[2]	236	3.6	190	3.0	249	3.0
Taxes related to prior periods[3]	–114	–1.7	–100	–1.6	–117	–1.4
Changes in unrecognized tax assets[4]	–8	–0.1	131	2.1	117	1.4
Changed tax rates[5]	–24	–0.4	–466	–7.5	–531	–6.5
Other[6]	–	–	–	–	–242	–2.9
Total	**–85**	**–1.3**	**–1,085**	**–17.5**	**–1,252**	**–15.2**

1) Permanent effects are attributable to permanent differences between accounting and fiscal result.

2) The effects of the year include tax expenses of SEK 15m related to profit-taking within the Group. 2008 includes tax expenses of SEK 46m for profit-taking. 2007 includes permanent effects from divesting the North American packaging operations amounting to SEK 87m.

3) The essential part of year 2009 concerns the right to future tax credits related to foreign withholding taxes. In 2008, SCA recognized tax income amounting to SEK 33m due to a favourable judgement in the European Court of Justice. During 2007, release of a previously recognized provision for tax risks decreased tax expense by SEK –56m.

4) In 2008, deferred tax assets, in Mexico, were impaired by SEK 65m. During 2007, previously recognized tax credits, in Mexico, were impaired by SEK 72m.

5) Change in tax rates concerns revaluation of deferred taxes due to a corporate tax rate increase in Mexico. Change in tax rates in 2008 were attributable to revaluation of deferred taxes due to the reduction of the corporate tax rate in Sweden. The corresponding revaluation in 2007 concerned the reduction of corporate tax rates in Germany and Italy.

6) In 2007, SCA, through investments in Poland and Slovakia, received entitlement to investment tax credits amounting to SEK 242m.

CURRENT TAX

Current tax expense (+), tax income (–)

SEKm	2009	2008	2007
Income tax for the period	1,471	1,332	1,387
Adjustments for prior periods	61	–70	119
Total	**1,532**	**1,262**	**1,506**

Current tax liability (+), tax receivable (–)

The change during the period of current tax liability is explained below:

SEKm	2009	2008	2007
Value at 1 Jan.	**–483**	**27**	**237**
Current tax expense	1,532	1,262	1,506
Paid tax	–1,003	–1,702	–1,719
Other changes	–4	–20	–
Translation differences	11	–50	3
Value at 31 Dec.	**53**	**–483**	**27**

Other changes relate to acquisitions and divestments of SEK –4m (–20; 0). Closing current tax liability comprises tax assets of SEK 332m (682; 570) and tax liabilities of SEK 385m (199; 597).

DEFERRED TAX

Deferred tax expense (+), tax income (–)

SEKm	2009	2008	2007
Changes in temporary differences	417	–190	482
Adjustments for prior periods	–175	–30	–236
Other changes	–58	–403	–676
Total	**184**	**–623**	**–430**

Other changes include the effects of changed tax rates, which reduced the deferred tax expense by SEK –24m (–466; –531), revaluation of deferred tax assets, which increased deferred tax expense by SEK 5m (63; 67), and capitalisation of tax assets related to the right to future tax deductions of SEK –39m (0; –212).

Deferred tax liability (+), tax receivable (–)

The change during the period to deferred tax liability is explained below:

SEKm	Value at 1 Jan.	Deferred tax expense	Other changes	Exchange differences	Value at 31 Dec.
Intangible assets	383	–139	–18	–5	221
Land and buildings	8,190	–252	6	–53	7,891
Machinery and equipment	4,703	718	5	–208	5,218
Financial assets	244	–122	–95	6	33
Current assets	–43	–13	11	6	–39
Provisions for pensions	–531	32	–124	15	–608
Other provisions	–93	–38	–	3	–128
Liabilities	–524	–61	–1	2	–584
Tax credits and tax loss carry forwards	–3,536	100	4	111	–3,321
Other	–17	–41	-2	5	–55
Total	**8,776**	**184**	**–214**	**–118**	**8,628**

Other changes include deferred tax recognized directly in equity according to IAS 19 of SEK –218m, IAS 39 SEK 26m, effects of acquisitions and divestments SEK –30m and release of provisions for tax risks, which debited tax expense in the amount of SEK 8m. Closing deferred tax liability comprises tax assets SEK 1,156m (1,073; 1,042) and tax liabilities SEK 9,784m (9,849; 11,343).

LOSS CARRYFORWARDS

Loss carry forwards for which no deferred tax assets were recognized amounted to SEK 1,892m (1,404; 1,285) at 31 December 2009. Of these, SEK 544m have an indefinite life. The remainder expire as follows:

Year	SEKm
2010	191
2011	59
2012	77
2013	46
2014 and later	975
Total	**1,348**

During 2009, unrecognized loss carryforwards amounting to SEK 61m expired and SEK 246m was either utilized or capitalised. The tax value of unrecognized loss carryforwards amounted to SEK 494m.

OTHER

SCA reports no deferred tax relating to temporary differences attributable to investments in subsidiaries, associated companies and joint ventures. Any future effects (tax deducted at source and other deferred tax on profit-taking within the Group) is reported when SCA can no longer control reversal of such differences or when for other reasons it is no longer improbable that reversal can take place in the foreseeable future.

NOTE 10 INTANGIBLE ASSETS

SEKm	Goodwill 2009	2008	2007	Trademarks 2009	2008	2007	Licences, patents and similar rights 2009	2008	2007	Capitalised development costs 2009	2008	2007
Accumulated cost	19,147	19,374	18,161	2,104	1,921	1,919	3,190	3,447	3,250	562	550	470
Accumulated depreciation	–	–	–	–129	–125	–99	–2,005	–1,818	–1,704	–316	–291	–227
Accumulated impairment	–	–	–	–201	–202	–207	–15	–18	–15	–28	–5	–5
Residual value according to plan	**19,147**	**19,374**	**18,161**	**1,774**	**1,594**	**1,613**	**1,170**	**1,611**	**1,531**	**218**	**254**	**238**
Value at 1 January	**19,374**	**18,161**	**16,997**	**1,594**	**1,613**	**1,038**	**1,611**	**1,531**	**1,520**	**254**	**238**	**231**
Investments	37	–	4	–	–	–	104	207	199	31	30	39
Sales and disposals	–	–	–	–	–	–	–1	–	–8	0	–	–
Business combinations	–	297	1,162	–	–	817	0	1	38	–	–	–
Company divestments	–10	–	–	–	–	–	–	–	–	–	–	–
Reclassifications[1]	30	31	–23	209	2	–	–206	2	29	4	8	8
Depreciation for the year	–	–	–	–11	–10	–11	–295	–264	–244	–42	–42	–44
Impairment for the year	–	–	–	–	–	–207	0	–	–19	–24	–	–2
Translations differences	–284	885	21	–18	–11	–24	–43	134	16	–5	20	6
Value at 31 December	**19,147**	**19,374**	**18,161**	**1,774**	**1,594**	**1,613**	**1,170**	**1,611**	**1,531**	**218**	**254**	**238**

[1] In 2009, intangible assets were changed due to reclassification of goodwill relating to adjustments of preliminary acquisition balance sheets in the amount of SEK 30m and property, plant and equipment in the amount of SEK 7m. Reclassification also took place from licenses, patents and similar rights to trademarks in the amount of SEK 209m.

IMPAIRMENT TESTING

Goodwill is tested for impairment every year. Goodwill is distributed among operating segments as follows:

Goodwill by operating segment

SEKm	Average WACC 2009, %	2009	2008	2007
Personal Care	6,7	2,557	2,534	2,362
Tissue	6,4	8,746	8,749	8,177
Packaging	6,0	6,970	7,250	6,734
Publication papers	6,0	188	203	232
Pulp, timber and solid-wood products	6,0	30	30	33
Other operations	6,0	656	608	623
Total		**19,147**	**19,374**	**18,161**

The recoverable amount for each cash-generating unit is determined based on a calculation of value in use. These calculations are based on the strategic plans adopted by Group management for the next ten years. Assumptions in strategic plans are based on current market prices and costs with an addition for real price reductions and cost inflation as well as assumed productivity development. Volume assumptions follow the Group's target of an average annual growth of 3 to 4%, depending on business segment and geographic market. Effects of expansion investments are excluded when goodwill is tested for impairment. Anticipated future cash flows, according to strategic plans form the basis of the calculation. Cash flows for the period beyond ten years are calculated by an operating surplus multiple being applied to estimated sustained cash flow. In a present value calculation of anticipated future cash flows the current weighted cost of capital (WACC) decided for each area within the Group at that time is used. Discounted cash flows are compared with the carrying amount of capital employed per cash-generating unit. Testing for impairment is carried out in the fourth quarter and testing for 2009 showed that there was no impairment need.

In addition to goodwill, there are acquired trademarks in the Group that are judged to have an indefinite useful life. The useful life is judged as indefinite when it relates to well-established trademarks within their markets that the Group intends to retain and further develop. The trademarks identified and measured relate to the 2007 acquisition of the European tissue operations and to the 2004 acquisitions in Mexico, Australia and Malaysia. The cost of the trademarks was established at the time of acquisition according to the so-called relief from royalty method. The need for impairment is tested every year. Testing is carried out during the fourth quarter and is performed for each trademark or group of trademarks. An evaluation is made of the royalty rate established at the time of acquisition as well as assessed future sales development over 10 years. A multiple is used for time beyond 10 years. This is discounted with the current weighted cost of capital (WACC) for each market. Testing for 2009 showed no impairment need for trademarks. At year-end, the value of SCA's trademarks with an indefinite useful life amounted to SEK 1,745m (1,553; 1,567). Reclassification of SEK 209m was conducted between Licenses, patents and similar rights to Trademarks.

EMISSION ALLOWANCES

The SCA Group participates in the European system for emission allowances. SCA receives a permit from each country in which operations requiring a permit are conducted, to emit a specific volume of carbon dioxide during a calendar year. At year-end 2009, surplus emission allowances not required to cover the provision for emissions were adjusted downward by SEK 1m to the current market price on the balance-sheet date. In conjunction with this, the deferred income was also reversed by a corresponding amount so that the net cost for the revaluation is zero. Settlement with each government regarding 2009 emissions will take place in April 2010.

SEKm	2009	2008	2007
Accumulated cost	253	349	85
Accumulated revaluation of surplus	–11	–22	–12
Residual value according to plan	**242**	**327**	**73**
Value at 1 January	**327**	**73**	**265**
Emission allowances received	307	363	94
Acquisition of operations	–	15	–
Sales	–72	–89	–13
Reclassifications	0	21	–
Settlement with the government	–307	–79	–268
Revaluation of surplus	–1	–7	–12
Translation differences	–12	30	7
Value at 31 December	**242**	**327**	**73**

NOTE 11 PROPERTY, PLANT AND EQUIPMENT

	Buildings			Land			Machinery and equipment			Construction in progress		
SEKm	**2009**	**2008**	**2007**	**2009**	**2008**	**2007**	**2009**	**2008**	**2007**	**2009**	**2008**	**2007**
Accumulated cost	24,257	23,764	21,335	7,118	7,181	6,685	90,183	90,768	84,065	4,217	5,709	3,499
Accumulated depreciation	–9,825	–9,445	–8,291	–1,230	–1,132	–1,016	–50,821	–48,970	–45,154	–	–	–
Accumulated impairment	–423	–402	–323	–46	–81	–89	–2,026	–3,692	–4,252	–	–	–12
Residual value according to plan	**14,009**	**13,917**	**12,721**	**5,842**	**5,968**	**5,580**	**37,336**	**38,106**	**34,659**	**4,217**	**5,709**	**3,487**
Value at 1 January	**13,917**	**12,721**	**11,988**	**5,968**	**5,580**	**5,078**	**38,106**	**34,659**	**35,310**	**5,709**	**3,487**	**4,212**
Investments	794	364	288	125	142	108	3,315	3,669	3,335	2,763	4,203	3,100
Sales and disposals	–26	–22	–92	–15	–25	–	–117	–35	–91	–23	–14	–13
Business combinations	2	429	634	0	250	354	13	510	801	0	7	7
Company divestments	0	–234	–5	0	–229	–2	–67	–557	–62	–2	–5	–
Reclassifications[1]	888	278	647	34	–10	68	3,089	1,919	3,049	–4,054	–2,242	–3,863
Depreciation for the year	–891	–811	–753	–114	–93	–81	–5,475	–4,979	–5,053	0	0	–
Impairment for the year	–163	–2	–197	–7	0	–19	–406	–10	–3,106	0	0	–2
Reversed impairment	0	0	–	0	0	–	0	0	18	0	0	–
Translation differences	–512	1,194	211	–149	353	74	–1,122	2,930	458	–176	273	46
Value at 31 December	**14,009**	**13,917**	**12,721**	**5,842**	**5,968**	**5,580**	**37,336**	**38,106**	**34,659**	**4,217**	**5,709**	**3,487**

[1] In 2009, property, plant and equipment was reduced due to reclassification to property, plant and equipment held for sale of SEK 94m and to intangible assets of SEK 43m and increased by SEK 88m due to reclassifications to provisions.

During the year SEK 35m (–; –) pertaining to interest during the construction period was capitalised in Buildings, SEK 30m (18; –) was capitalised in Machinery and equipment and SEK 66m (45; 0) was capitalised in Construction in progress, at an average interest rate of 11% (29; –). The high interest rate in 2008 was attributable to the high interest level in Russia, where most of the capitalised interest is recognised. The total includes capitalised interest in cost for Machinery and equipment of SEK 634m (610; 585), Buildings SEK 45m (10; 9) and for Building in progress in the amount of SEK 112m (45, 0).

Government grants reduced investments for the year in buildings by SEK 5m (–; 1) and machinery and equipment by SEK 30m (16; 86). In total, government grants reduced accumulated costs for buildings by SEK 16m (12; 10), land by SEK 1m (1; 1) and machinery and equipment by SEK 420m (395; 367).

TAX ASSESSMENT VALUES

Tax assessment values relate to assets in Sweden.

SEKm	2009	2008	2007
Buildings	1,979	1,942	2,385
Land	19,308	19,278	12,672
Total	**21,287**	**21,220**	**15,057**

Carrying amount of buildings with tax assessment values in accordance with the above was SEK 1,587m (1,436; 1,523).

The tax assessment value for land includes forestland which is divided up and recognised as biological assets and land assets (see Note 12).

Carrying amount of biological assets and land and land improvements, was SEK 25,397m (24,711; 23,905) and SEK 1,825m (1,804; 1,748), respectively.

NOTE 12 BIOLOGICAL ASSETS

SCA's forest assets are divided up and reported as biological assets, that is, standing forest, and land assets. Standing forest is recognised at fair value and amounted at 31 December 2009 to SEK 25,397m (24,711; 23,905). The total value of SCA's forest assets was SEK 26,309m (25,622; 24,811). The difference of SEK 912m (911; 906) comprises forestland reported under non-current assets Land.

Standing timber

SEKm	2009	2008	2007
Value at 1 January	**24,711**	**23,905**	**18,082**
Revaluation	–	–	5,173
Purchases	20	96	61
Sales	–2	–10	–10
Change due to growth	1,601	1,718	1,475
Change due to felling	–933	–998	–1,003
Other changes	–	–	127
Value at 31 December	**25,397**	**24,711**	**23,905**
Deferred tax liability related to standing timber	6,679	6,499	6,693

Value trend, standing timber 2009


SEKm
26,000
25,000
24,000
0
Value at January 1
Purchases
Sales
Change due to growth
Change due to felling
Value at 31 December

In the income statement, changes due to growth and felling are reported as a net value, SEK 668m (720; 472).

The annual valuation of standing timber was carried out during the fourth quarter of the year. The same valuation method used in 2007 and 2008 was applied in 2009. The valuation felling plan was based on forest tax assessments performed in 2006–2007. No change was made in the WACC in the 2009 valuation, which amounted to 6.25%, and the valuation in the fourth quarter did not result in any adjustment to the planned change in fair value of forest assets reported ongoing during the year.

SCA's forest holdings comprise approximately 2.6 million hectares of forestland primarily in northern Sweden, of which approximately 2.0 million hectares is productive forestland.

The forest portfolio amounts to 207 million cubic metres of forest (m^3fo) and is divided into pine 43%, spruce 39%, deciduous 13% and contorta 5%. Growth amounts to approximately 3.9 m^3fo per hectare and year. Felling in 2009 amounted to approximately 4.0 million m^3sub. Approximately 50% of the holdings comprise forest less than 40 years old while about 60% of timber volume is in forests that are more than 80 years old.

	2009	2008	2007
Value/hectare productive forestland, SEK	12,711	12,232	11,964
Value timber supplies SEK/ m^3fo	123	126	120

Sensitivity analysis

	Changed assumption		Change in value before tax, SEKm	
WACC	+/–	0.25%	–/+	1,530
Wood price, real[1]	+/–	0.50% per year 2010–2019	+/–	1,970
Felling, real cost	+/–	0,50% per year 2010–2019	–/+	430
Volume (felling and thinning)	+/–	150,000 m^3sub 2011–2035	–/+	785

[1] Compared with price assumptions made in the valuation model.

Forest area


Proportion younger than 40 yrs, 50%

Timber volume


Proportion older than 80 yrs, 60%

Forest portfolio


Pine, 43%
Spruce, 39%
Deciduous, 13%
Contorta, 5%

NOTE 13 HOLDINGS IN ASSOCIATES

SEKm	2009	2008	2007
Value at 1 January	**983**	**950**	**439**
Investments	5	121	485
Divestments	–	–12	0
Net increase in associates for the year[1]	17	11	36
Reclassifications to joint ventures or subsidiaries	–	–134	–15
Other reclassifications	–	1	–
Impairment for the year	–1	–	–7
Translation differences	–25	46	12
Value at 31 December	**979**	**983**	**950**

[1] Net increase for the year includes the Group's share of associates' profit after tax and any minority interests as well as adjustment for dividends received during the year.

Investments in 2008 refer mainly to Vinda, China and, in 2007, Vinda and Fine Sancella Hygiene FZCO, United Arab Emirates.

In 2008, to Fine-Sancella Hygiene FZCO was reclassified as a joint venture, and Tianjin, China, was reclassified as a wholly owned subsidiary in 2007.

The Group's holdings in major subsidiaries, joint ventures and associates are specified in Note 16.

The Group's total receivables from associates at 31 December 2009 amounted to SEK 64m (76; 5), of which SEK 3m (4; 5) is interest-bearing. The Group's total liability to associates at 31 December 2009 amounted to SEK 5m (5; 2) of which SEK 0m (0; 0) is interest-bearing.

NOTE 14 SHARES AND PARTICIPATIONS

SEKm	2009	2008	2007
Value at 1 January	**73**	**68**	**79**
Investments	–	6	–
Increase through acquisition of subsidiaries	14	–	3
Divestments	–4	–6	–14
Change in value for the year	–	–	–
Reclassifications to joint ventures or subsidiaries	–	–	–
Other reclassifications	–2	–2	–
Translation differences	–1	7	–
Value at 31 December	**80**	**73**	**68**

Shares and participations pertain to holdings in other companies that are not classified as subsidiaries, joint ventures or associates and which are also not classified as available-for-sale financial assets when the holding is of an operating nature. Carrying amounts concurs with fair value.

The Group's holdings in major subsidiaries, joint ventures and associates are specified in Note 16.

NOTE 15 JOINT VENTURES

Joint ventures, companies that SCA owns together with other parties and in which the parties by agreement exercise joint control, are consolidated according to the proportional method.

Most of the joint ventures operate within the hygiene area, mainly in Latin America. One joint venture produces newsprint and has its operations in the UK. SCA's share of income statement and balance sheet items as well as average number of employees in joint ventures that are part of the SCA Group, are set out below:

SEKm	2009	2008	2007
Income statement			
Net sales	5,430	5,112	4,714
Cost of goods sold	–4,220	–4,182	–3,648
Gross profit	**1,210**	**930**	**1,066**
Sales and administrative expenses, etc.	–869	–767	–667
Operating profit	**341**	**163**	**399**
Financial items	–82	–78	–59
Profit after financial items	**259**	**85**	**340**
Tax	–84	–54	–103
Net profit for the year	**175**	**31**	**237**
Profit attributable to:			
Equity holders of the Parent Company	175	31	237

SEKm	2009	2008	2007
Balance sheet			
Non-current assets	3,004	2,807	2,808
Current assets	1,893	2,077	1,592
Total assets	**4,897**	**4,884**	**4,400**
Equity	2,841	2,653	2,754
Non-current liabilities	551	484	516
Current liabilities	1,505	1,747	1,130
Total equity and liabilities	**4,897**	**4,884**	**4,400**

	2009	2008	2007
Average number of employees	2,936	2,788	2,742
of whom women, %	26	25	24

SEKm	2009	2008	2007
Capital employed	3,353	3,319	3,080
Net debt, incl. pension liability	513	665	326

Personnel costs

SEKm	2009	2008	2007
Boards, Presidents and Vice Presidents	16	18	17
of which variable salary	0	0	0
Other employees	328	302	312
Salaries and remuneration	**344**	**320**	**329**
Pension costs	11	7	9
Other social security costs	71	62	38
Total	**426**	**389**	**376**
Social security costs	82	69	47
of which, pension costs	11	7	9

Average number of employees by country

	2009		2008		2007	
		Of whom women, %		Of whom women, %		Of whom women, %
Chile	241	8	244	8	234	6
Colombia	1,249	30	1,224	29	1,272	29
Ecuador	429	32	406	34	348	32
UK	170	13	184	15	187	15
Tunisia	328	11	313	11	288	10
Turkey	187	6	164	6	131	5
Other countries	332	55	253	36	282	39
Total	**2,936**	**27**	**2,788**	**25**	**2,742**	**24**

The Group's holdings in major subsidiaries, joint ventures and associates are specified in Note 16.

NOTE 16 LIST OF MAJOR SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES

Group holdings of shares and participations in major companies at 31 December 2009.
The selection of subsidiaries and joint ventures includes companies with sales in excess of SEK 500m in 2009.

Company name	Corporate registration number	Domicile	Share of capital %
Subsidiaries			
SCA Hygiene Products GmbH, Mannheim	HRB3248	Mannheim	100
SCA Hygiene Products Nederland B.V.	30135724	Zeist	100
SCA Tissue North America LLC	58-2494137	Delaware	100
SCA Graphic Sundsvall AB	556093-6733	Sundsvall	100
SCA Skog AB	556048-2852	Sundsvall	100
SCA Hygiene Products (Fluff) Ltd.	577116	Dunstable	100
SCA Hygiene Products AB	556007-2356	Gothenburg	100
SCA Hygiene Products (SASU)	509395109	Roissy	100
SCA Hygiene Products S.L., Spain	B28451383	Tarragona	100
SCA Timber AB	556047-8512	Sundsvall	100
SCA Hygiene Products S.p.a	3318780966	Lucca	100
SCA Hygiene Products GmbH, Wiesbaden	HRB5301	Wiesbaden	100
SCA Graphic Laakirchen AG	FN171841h	Laakirchen	100
SCA Packaging Italia SpA	6640640154	Milano	100
SCA Packaging Stiftung & Co KG	HR A13495	Nürnberg	100
SCA Consumidor Mexico, SA de CV	SCM931101 3S5	Mexico City	100
SCA HP Supply (SASU)	509599619	Roissy	100
SCA Hygiene Products GmbH, Vienna	FN49537z	Wien	100
SCA Hygiene Australasia Pty Ltd	62004191324	Box Hill	100
SCA Hygiene Products SA-NV, Belgium	BE0405.681.516 RPM Verviers	Stembert	100
OOO SCA Hygiene Products Russia	4704031845	Moscow	100
SCA Personal Care, Inc	23-3036384	Delaware	100
SCA Packaging Benelux BV	8046917	Eerbeek	100
Uni-Charm Mölnlycke B.V.	02330631	Hoogezand	40
SCA Hygiene Products inc	421987	Ontario	100
SCA Packaging Denmark A/S	DK21153702	Risskov	100
SCA Packaging Containerboard Deutschland GmbH	HRB7360	Aschaffenburg	100
SCA Packaging Munksund AB	556237-4859	Piteå	100
SCA Packaging Sweden AB	556036-8507	Värnamo	100
SCA Packaging Ltd	53913	Darlington	100
SCA Packaging Obbola AB	556147-1003	Umeå	100
SCA Hygiene Products GmbH Neuss	HRB 14343	Neuss	100
SCA Hygiene Products A/S, Norway	915620019	Tönsberg	100
SCA Hygiene Products Sloviakia s.r.o	36590941	Gemerskâ Hôrka	100
SCA Hygiene Australasia Limited	1470756	Auckland	100
SCA Recycling UK ltd	214967	Aylesford	100
SCA Emballage France SAS	B352398796	Nanterre	100
SCA Hygiene Products Sp.z.o.o.	B 7243	Olawa	100
SCA Recycling Deutschland Gmbh	HR B 12280	Traunstein	100
SCA Hygiene Products AG	020.3.917.992-8	Regensdorf	99
SCA Packaging Nicollet SAS	B766500011	Neuilly sur Seine	100
SCA Hygiene Malaysia Sdn Bhd	320704-U	Kuala Lumpur	100
Aylesford Newsprint Holdings Ltd	2816412	Aylesford	100
SCA Packaging Belgium NV	RPR 0436-442-095	Gent	100
Sancella Pty Ltd	55005442375	Box Hill	100
SCA Hygiene Products A/S, Denmark	DK20638613	Allerød	100
SCA Hygiene Marketing (M) Sdn Bhd	313228-T	Kuala Lumpur	100
OY SCA Hygiene Products AB	FI01650275	Helsingfors	100
SCA Hygiene Products Kft	01-03-716945	Budapest	100
SCA Hygiene Products Manchester Ltd	4119442	UK/Dunstable	100
SCA Packaging FULDA GmbH	HR B 93	Fulda	100
SCA Packaging Hungary Kft	01-09-868330	Budapest	100
SCA Hygiene Products AE	EL094041786	Nea Ionia (Aten)	100
Bunzl & Biach Ges.m.b.H	FN79555v	Wien	100
SCA Timber Supply Ltd	2541468	Stoke-on-Trent	100
SCA Packaging Ceska Republica S.R.O	44222882	Jílové u Dêčína	100
SCA Packaging Finland Oy	8615544	Helsinki	100

Company name	Corporate registration number	Domicile	Number of shares	Share of capital %	Carrying amount at year-end, SEKm
Joint venture companies					
Aylesford Newsprint Holdings Ltd	2,816,412	Aylesford		50	
Productos Familia S.A., Colombia	890.900.161-9	Medellin		50	
Associates					
Vinda Hong Kong	92035	Cayman Islands	169,531,897	19	505
Lantero Carton SA	A-81907701	Madrid	100	25	310
GAE Smith	1075198	Leicester	44,300	50	82
Papyrus Altpapierservice Ges.m.b.H.	FN124517p	Wien	1	32	20
Cartografica Galeotti SPA	1333330464	Lucca	16,667	33	13
Belovo Paper Mill AD	BG822104867	Belovo	1	28	12
HECA AB	556587-7825	Stockholm	1,800	36	10
IL Recycling	556056-2687	Stockholm	28,000	29	9
Södra Latvia SIA	40003490902	Skulte	7,350	49	7
Austria Papier Recycling GmbH	FN113626y	Steyrermühl	1	33	4
Industrikraft i Sverige AB	556761-5371	Stockholm	20,000	20	3
Immobiliare Galeotti	01955990467	Lucca	33	33	2
Herrera Holding Inc	A200100676	Makati City	18,296	40	2
Value at 31 December					**979**

NOTE 17 NON-CURRENT FINANCIAL ASSETS

SEKm	2009	2008	2007
Available-for-sale financial assets	1,042	714	1,296
Derivatives	714	860	148
Loan receivables, associates	2	4	4
Loan receivables, other	74	78	78
Value at 31 December	**1,832**	**1,656**	**1,526**
Available-for-sale financial assets			
Value at 1 January	**714**	**1,296**	**1,222**
Investments	3	5	399
Divestments	–	–2	–40
Remeasurement for the year taken to equity, net	330	–598	–289
Translation differences	–5	13	4
Value at 31 December	**1,042**	**714**	**1,296**

In addition to shares in AB Industrivärden, pension assets attributable to some pension obligations are classified as available-for-sale financial assets. These obligations are not included in the normal pension calculations, as set out in Note 26, Provisions for pensions.

Available-for-sale financial assets, fair value

SEKm	2009	2008	2007
Shares – AB Industrivärden	929	603	1,192
Pension assets not included in IAS19 calculation	105	103	96
Other	8	8	8
Total	**1,042**	**714**	**1,296**

The holding in AB Industrivärden amounts to 10,525,655 shares (10,525,655; 10,525,655). No impairment provisions were made relating to available-for-sale financial assets in 2009, 2008 or 2007.

If the stock market had risen/fallen by 15%, all other variables being unchanged, and the Group's shareholdings changed in accordance with the stock market, equity would have increased/decreased by SEK 155m (106; 193). Sensitivity analysis calculations have been performed on the risk to which SCA was exposed at 31 December 2009 using assumptions on market movements that are regarded as reasonably possible in one year's time.

NOTE 18 DERIVATIVES

BALANCE SHEET

SCA uses financial derivatives to manage currency, interest rate and energy price risks.

The table below shows the derivatives that have impacted the Group's balance sheet on 31 December 2009. For more information relating to derivatives in the balance sheet, see Note 31 Financial instruments by category.

Outstanding derivatives

SEKm	Total	Of which Currency[1]	Interest rate	Energy	Share
2009					
Nominal	43,562	26,794	15,204	1,564	–
Asset	1,011	286	694	31	–
Liability	788	400	125	263	–
2008					
Nominal	43,784	22,236	20,256	1,250	42
Asset	1,572	659	878	35	–
Liability	1,214	624	206	353	31
2007					
Nominal	35,774	21,180	13,856	638	100
Asset	330	138	141	41	10
Liability	589	224	360	4	1

[1] Nominal SEK 98,688m (44,396; 45,498) is outstanding before the right of set-off.

INCOME STATEMENT

During the year, transaction exposure hedges had an impact on profit for the year of SEK 98m (negative: 116; negative: 5). At year-end, the net market value amounted to SEK 117m (negative: 77; negative: 13). Currency hedges reduced the cost of non-current assets by SEK 10m (reduced: 5; increased: 2). At year-end, the net market value amounted to a negative SEK 10m (positive: 42; negative: 2).

In 2009, energy derivatives had a negative impact on profit for the year of SEK 302m (positive: 22; negative: 19). Energy derivatives have an outstanding negative market value of SEK 232m (negative. 318; positive: 37) at year-end.

Derivatives negatively impacted net interest items in the amount of SEK 137m (negative: 283; negative: 191). The net market value on outstanding interest-rate derivatives amounted to SEK 569m (positive: 672; negative: 219). For further information relating to net financial items, see Note 8 Financial income and expenses.

Sensitivity analysis

Sensitivity analysis calculations have been performed on the financial instruments' risk to which SCA was exposed at 31 December 2009 using assumptions on market movements that are regarded as reasonably possible in one year's time.

If the Swedish krona had unilaterally weakened/strengthened by 5% against all currencies, outstanding financial hedges as well as trade payables and trade receivables would have increased/decreased profit for the year before tax by SEK 226m (53; 43).

Currency hedges relating to the cost of non-current assets, if the Swedish krona had unilaterally weakened/strengthened by 5%, would have increased/decreased equity by SEK 0m (2; 6).

If energy prices had increased/decreased by 20%, outstanding financial hedges relating to natural gas and electricity, all other things being equal, would have decreased/increased energy costs for the year by SEK 110m (98; 90). In addition to the earnings impact, equity would have increased/decreased by SEK 157m (62; 38). The total energy cost for the Group, however, would have been affected considerably differently, taking supply contracts price risk into account.

OUTSTANDING DERIVATIVES WITH HEDGE ACCOUNTING

The table below presents outstanding derivatives with hedge accounting at 31 December 2009.

Derivatives with hedge accounting[1]

		Of which				
		Cash flow				
		Transaction exposure				
	Total	Export and import flows	Investments	Energy	Net investments in foreign entities[2]	Fair value of interest-rate risk in financing
2009						
Asset	886	109	7	24	52	694
Liability	703	25	17	255	281	125
Hedge reserve after tax	–89	61	11	–161		
2008						
Asset	1,668	56	43	10	747	812
Liability	587	34	1	325	33	194
Hedge reserve after tax	–180	16	31	–227		
2007						
Asset	426	7	2	39	231	147
Liability	421	5	4	2	66	344
Hedge reserve after tax	26	1	–1	26		

[1] Outstanding derivatives with hedge accounting are included in the table Outstanding derivatives.
[2] Pertains to derivatives before right of set-off.

Hedging reserve in equity

Currency derivatives relating to hedging of transaction exposure mostly mature during the first half year of 2010. The maturity of the remaining derivatives is subsequently evenly spread until the end of December 2011. With unchanged exchange rates, profit after tax will be affected positively by SEK 61m (16; 1). Currency derivatives relating to hedging of the cost of non-current assets have a maturity spread until the end of February 2011. With unchanged exchange rates, the cost of non-current assets will decline by SEK 11m (decline 31; increase 1) after tax.

The derivatives intended to hedge energy costs in the Group mostly mature during 2010 and 2011. A small part will be realised later during 2012 and 2013. With unchanged prices, the Group's profit after tax will be affected negatively by SEK 161m (negative: 227; positive: 26).

Hedging of net investments

In order to achieve the desired hedging level for foreign capital employed, SCA has hedged the net investments in a number of selected legal entities. In total, hedging positions affected equity in 2009 by SEK 1,391m (763; 386). This result is largely due to hedges of net investments in EUR. The total market value of outstanding hedging transactions at year-end was negative SEK 229m (pos: 714; pos: 165). In total at year-end, SCA hedged net investments outside Sweden amounting to SEK 33,625m. SCA's total foreign net investments at year-end amounted to SEK 78,080m.

Hedging of net investments in foreign operations, SEKm

Currency	2009	2008	2007
EUR	30,700	–4,374	–5,414
GBP	2,023	1,755	1,359
USD	1,015	705	404
RUB	444	–37	–
MXN	206	588	618
NZD	179	156	522
DKK	0	–162	–602
AUD	–1,095	–912	–963
Other	153	202	614
Total	**33,625**	**–2,079**	**–3,462**

NOTE 19 INVENTORIES

SEKm	2009	2008	2007
Raw materials and consumables	2,971	3,709	3,363
Spare parts and supplies	1,912	1,939	1,664
Products in progress	812	1,053	934
Finished products	5,095	6,268	5,911
Felling rights	650	964	830
Advance payments to suppliers	19	25	78
Total	**11,459**	**13,958**	**12,780**

NOTE 20 TRADE RECEIVABLES

SEKm	2009	2008	2007
Trade receivables, gross	16,642	18,814	17,911
Provision to reserves for doubtful receivables	–539	–450	–304
Carrying amount of trade receivables	**16,103**	**18,364**	**17,607**

Analysis of credit risk exposure in trade receivables

SEKm	2009	2008	2007
Trade receivables neither overdue nor impaired	13,851	15,446	14,706
Trade receivables overdue but not impaired			
< 30 days	1,665	2,041	2,118
30–90 days	408	524	581
> 90 days	179	353	202
Total exposure to credit risks	**16,103**	**18,364**	**17,607**
Impaired trade receivables	539	450	304
Trade receivables, gross	**16,642**	**18,814**	**17,911**

In total, the Group has collateral mainly in the form of credit insurance taken out amounting to SEK 1,755m (2,263; 1,411). Of this amount, SEK 220m (409; 221) relates to the category Trade receivables overdue but not impaired.

Provision to reserves for doubtful receivables

SEKm	2009	2008	2007
Value at 1 January	**–450**	**–304**	**–399**
Provision for possible loan losses	–261	–200	–50
Confirmed losses	73	54	137
Increase due to acquisitions	–	–1	–
Decrease due to divestments	4	1	1
Decrease due to reversal of reserve for possible loan losses	74	33	19
Translation differences	21	–33	–12
Value at 31 December	**–539**	**–450**	**–304**

Total expense for the year for doubtful receivables amounted to SEK 186m (166; 39).

As of 2009, bills receivable are included in trade receivables instead of in other current receivables. The carrying amount of trade receivables for the comparative years 2008 and 2007 thus increased by SEK 881m and SEK 786m, respectively, while other current receivables declined by the corresponding amounts.

NOTE 21 OTHER CURRENT RECEIVABLES

SEKm	2009	2008	2007
Receivables from associates	61	72	1
Accrued financial income	18	18	23
Derivatives	217	248	84
Prepaid expenses and accrued income	681	658	769
Other current receivables	1,734	2,121	1,959
Total	**2,711**	**3,117**	**2,836**

As of 2009, bills receivable are included in trade receivables instead of in other current receivables. The carrying amount of other current receivables for the comparative years 2008 and 2007 thus declined by SEK 881m and SEK 786m, respectively, while trade receivables increased by the corresponding amounts.

NOTE 22 CURRENT FINANCIAL ASSETS, CASH AND CASH EQUIVALENTS

Current financial assets

SEKm	2009	2008	2007
Financial assets	4	1	25
Derivatives	66	456	92
Loan receivables, associates	–	–	1
Loan receivables, other	124	185	248
Total	**194**	**642**	**366**

Cash and cash equivalents

SEKm	2009	2008	2007
Cash and bank balances	1,570	1,462	1,681
Short-term investments < 3 months	3,578	4,276	1,342
Total	**5,148**	**5,738**	**3,023**

NOTE 23 NON -CURRENT ASSETS AND LIABILITIES HELD FOR SALE

SEKm	2009	2008	2007
Land	57	60	52
Machinery and equipment	48	42	3
Total	**105**	**102**	**55**

Non-current assets with a total value of SEK 9m (41) were reclassified and reported as held for sale in 2009. The recognised assets are expected to be sold in 2010. At reclassification, the assets were measured at the lower of carrying amount and fair value.

NOTE 24 EQUITY

SEKm 2007	Share capital	Other capital provided	Reserves[1]	Retained earnings	Equity attributable to SCA's shareholders	Minority interest	Total equity
Value at 1 January	**2,350**	**6,830**	**799**	**48,320**	**58,299**	**664**	**58,963**
Profit for the year recognised in the income statement				**7,138**	**7,138**	**23**	**7,161**
Other comprehensive income							
Actuarial gains and losses relating to defined-benefit pension plans[2]				1,236	1,236	–6	1,230
Available-for-sale financial assets:							
Result from valuation to fair value recognised in equity			–255		–255		–255
Transferred to income statement at sale			–34		–34		–34
Cash-flow hedges:							
Result from remeasurement of derivatives recognised in equity			63		63		63
Transferred to income statement for the period			–25		–25		–25
Transferred to cost of hedged investments			2		2		2
Translation difference on foreign operations			–17		–17	40	23
Result from hedging of net investment in foreign operations			360		360		360
Tax on items recognised directly in/transferred from equity[4]			–11	–299	–310	2	–308
Other comprehensive income, net after tax			**83**	**937**	**1,020**	**36**	**1,056**
Total comprehensive income			**83**	**8,075**	**8,158**	**59**	**8,217**
Transfer of impairment losses for the period, net after tax			–40	40	0		0
Change in Group composition						–17	–17
Adjustment between SCA's owners' equity and liability to minority interests[5]				–115	–115	115	0
Sale of treasury shares				55	55		55
Dividend, SEK 4.00 per share[3]				–2,807	–2,807	–132	–2,939
Value at 31 December 2007	**2,350**	**6,830**	**842**	**53,568**	**63,590**	**689**	**64,279**
2008							
Profit for the year recognised in the income statement				**5,578**	**5,578**	**20**	**5,598**
Other comprehensive income							
Actuarial gains and losses relating to defined-benefit pension plans[2]				–3,335	–3,335	13	–3,322
Available-for-sale financial assets:							
Result from valuation to fair value recognised in equity			–599		–599		–599
Cash-flow hedges:							
Result from remeasurement of derivatives recognised in equity			–312		–312		–312
Transferred to income statement for the period			58		58		58
Transferred to cost of hedged investments			–5		–5		–5
Translation difference on foreign operations			2,757		2,757	128	2,885
Result from hedging of net investment in foreign operations			763		763		763
Tax on items recognised directly in/transferred from equity[4]			76	940	1,016	–3	1,013
Other comprehensive income, net after tax			**2,738**	**–2,395**	**343**	**138**	**481**
Total comprehensive income			**2,738**	**3,183**	**5,921**	**158**	**6,079**
Change in Group composition						–6	–6
Sale of treasury shares				28	28		28
Dividend, SEK 4.40 per share[3]				–3,089	–3,089	–39	–3,128
Value at 31 December 2008	**2,350**	**6,830**	**3,580**	**53,690**	**66,450**	**802**	**67,252**
2009							
Profit for the year recognised in the income statement				**4,765**	**4,765**	**65**	**4,830**
Other comprehensive income							
Actuarial gains and losses relating to defined-benefit pension plans[2]				–911	–911	–38	–949
Available-for-sale financial assets:							
Result from valuation to fair value recognised in equity			331		331		331
Cash-flow hedges:							
Result from remeasurement of derivatives recognised in equity			–202		–202		–202
Transferred to income statement for the period			319		319		319
Transferred to cost of hedged investments			–10		–10		–10
Translation difference on foreign operations			–2,701		–2,701	–49	–2,750
Result from hedging of net investment in foreign operations			1,391		1,391		1,391
Tax on items recognised directly in/transferred from equity[4]			–26	208	182	10	192
Other comprehensive income, net after tax			**–898**	**–703**	**–1,601**	**–77**	**–1,678**
Total comprehensive income			**–898**	**4,062**	**3,164**	**–12**	**3,152**
Dividend, SEK 3.50 per share[3]				–2,458	–2,458	–40	–2,498
Value at 31 December 2009	**2,350**	**6,830**	**2,682**	**55,294**	**67,156**	**750**	**67,906**

[1] Revaluation reserve, Hedging reserve, Available-for-sale assets and Translation reserve are included in the Provisions line in the balance sheet, see specification on next page.
[2] Including payroll tax.
[3] Dividend SEK 3.50 (4.40; 4.00) per share pertains to Parent Company shareholders. For financial year 2009, the Board has decided to propose a divided of SEK 3.70 per share to the Annual General Meeting.
[4] For a specification of income tax attributable to components in other comprehensive income, refer to the next page.
[5] Adjusted for retroactive dividend to minority shareholder SCA Hygiene Products AG following final court decision in 2007.

For further information regarding equity, see Parent Company Note 45.

SCA's owners' equity, specification of reserves

SEKm	Revaluation reserve[1]			Hedging reserve[2]			Available-for-sale assets			Translation reserve		
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Value at 1 January	**107**	**107**	**147**	**–180**	**26**	**–3**	**–327**	**270**	**559**	**3,980**	**439**	**96**
Available-for-sale financial assets:												
Result from valuation to fair value recognised in equity							331	–599	–255			
Transferred to income statement at sale									–34			
Cash-flow hedges:												
Result from remeasurement of derivatives recognised in equity				–202	–312	63						
Transferred to income statement for the period				319	58	–25						
Transferred to cost of hedged investments				–10	–5	2						
Translation difference on foreign operations[3]				9	–20			–1		–2,710	2,778	–17
Result from hedging of net investment in foreign operations[4]										1,391	763	360
Tax on items recognised directly in/transferred from equity				–25	73	–11	–1	3				
Other comprehensive income, net after tax	**0**	**0**	**0**	**91**	**–206**	**29**	**330**	**–597**	**–289**	**–1,319**	**3,541**	**343**
Transfer of impairment losses for the period, net after tax			–40									
Value at 31 December	**107**	**107**	**107**	**–89**	**–180**	**26**	**3**	**–327**	**270**	**2,661**	**3,980**	**439**

[1] Revaluation reserve includes effect on equity of successive acquisitions.

[2] See also Note 18 for details of when profit or loss is expected to be recognised.

[3] Of which transfer to income statement of realised exchange gain relating to divested companies is included in the amount of SEK 1 m (–; –11).

[4] Of which transfer to income statement of previous year's profit or loss from hedging positions relating to divested companies is included in the amount of SEK – m (–; –25).

Specification of income tax attributable to components in other comprehensive income

SEKm	2009 Before tax	2009 Tax effect	2009 After tax	2008 Before tax	2008 Tax effect	2008 After tax	2007 Before tax	2007 Tax effect	2007 After tax
Actuarial gains and losses relating to defined-benefit pension plans	–949	218	–731	–3,322	937	–2,385	1,230	–297	933
Available-for-sale financial assets:	331	–1	330	–599	3	–596	–289		–289
Cash flow hedges:	107	–25	82	–259	73	–186	40	–11	29
Translation difference on foreign operations	–2,750		–2,750	2,885		2,885	23		23
Result from hedging of net investment in foreign operations	1,391		1,391	763		763	360		360
Other comprehensive income	**–1,870**	**192**	**–1,678**	**–532**	**1,013**	**481**	**1,364**	**–308**	**1,056**

At 31 December 2009, the debt/equity ratio amounted to 0.60, which is below SCA's long-term target of 0.7. The debt/equity ratio deviates from this target at times and, over the past ten-year period, has varied between 0.39 and 0.70. Change in liabilities and equity is described on page 15, Financial position. SCA has a credit rating for long-term debt of Baa1 from Moody's and BBB+ with a negative outlook from Standard & Poor's. SCA's financial risk management is described in the Risk and risk management section of pages 50–51. SCA's dividend policy and capital structure are described on page 8.

NOTE 25 FINANCIAL LIABILITIES

At 31 December 2009, interest-bearing gross debt amounted to SEK 44,104m (52,029; 42,190). Distribution of financial liabilities is shown in the table below.

Financial liabilities

	Carrying amount		
SEKm	**2009**	**2008**	**2007**
Current financial liabilities			
Amortisation within one year	646	569	352
Bond issues	2,000	–	–
Derivatives	307	378	173
Loans with maturities of less than one year	10,808	12,223	21,418
Total current financial liabilities[1]	**13,761**	**13,170**	**21,943**
Non-current financial liabilities			
Bond issues	12,805	15,752	13,308
Derivatives	125	194	356
Other long-term loans with maturities > 1 year < 5 years	13,266	12,650	2,725
Other long-term loans with maturities > 5 years	4,147	10,263	3,858
Total non-current financial liabilities	**30,343**	**38,859**	**20,247**
Total	**44,104**	**52,029**	**42,190**
Fair value of financial liabilities	43,919	51,867	43,063

[1] Fair value of short-term loans is estimated to be the same as the carrying amount.

Borrowing

For issuing bonds in the European capital market, SCA has a Euro Medium Term Note (EMTN) programme with a programme size of EUR 3,000m (SEK 30,973m). As of 31 December 2009, a nominal EUR 1,737m (1,066; 1,102) was outstanding with a remaining maturity of 3.0 years (2.8; 3.8). SCA also utilises bond markets outside Europe and has issued a bond in the US of USD 450m (SEK 3,241m).

Bond issues

Issued	Maturity	Carrying amount SEKm	Fair value SEKm
Notes USD 450m	2015	3,446	3,410
Notes SEK 1,500m	2010	1,500	1,500
Floating Rate Note SEK 500m	2010	500	500
Index Linked Interest Note SEK 300m	2015	329	313
Index Linked Interest Note SEK 500m	2015	549	521
Notes EUR 685m	2011	7,428	7,469
Notes SEK 500m	2014	553	554
Notes SEK 500m	2014	500	554
Total		**14,805**	**14,821**

SCA has a Swedish and a Belgian commercial paper programme that can be utilised for current borrowing.

Commercial paper programme[1]

Programme size	Issued SEKm
Commercial paper SEK 15,000m	7,577
Commercial paper EUR 400m	1,482
Total	**9,059**

[1] Included in Loans with maturities of less than one year in the Financial liabilities table above.

To limit the refinancing risk and maintain a liquidity reserve, SCA has syndicated bank facilities. In addition, SCA has contracted bilateral credit facilities with banks.

Credit facilities

	Nominal	Maturity	Total SEKm	Utilised SEKm	Unutilised SEKm
Syndicated credit facilities	EUR 60m	2010	620		620
	EUR 35m	2011	361		361
	EUR 1,105m	2012	11,408	-500	10,908
	EUR 1,000m	2014	10,324		10,324
Bilateral credit facilities	SEK 687 m	2010	687		687
	SEK 2,000 m	2010	2,000		2,000
	SEK 3,000 m	2011	3,000		3,000
	SEK 2,500 m	2013	2,500		2,500
	SEK 3,000 m	2015	3,000		3,000
Total			**33,900**	**-500**	**33,400**

The table below shows the maturity profile of the gross debt:

Maturity profile of the gross debt

SEKm	Total	2010	2011	2012	2013	2014	2015+
Commercial paper	9,059	9,059	–	–	–	–	–
Finance leases	1,285	119	1,064[1]	50	26	12	14
Bond issues	14,805	2,000	7,563	–	–	1,000	4,242
Utilisation of credit facilities	500	–	–	500	–	–	–
Other loans	18,618	2,746	906	1,171	4,416	5,245	4,134
Total[2]	**44,267**	**13,924**	**9,533**	**1,721**	**4,442**	**6,257**	**8,390**

[1] Includes leasing contract for a paper machine in Laakirchen, SEK 1,017m, with a term through 2015, but the assumption is that this will be redeemed in 2011.
[2] Gross debt includes accrued interest in the amount of SEK 163m.

After additions for net pension provisions and deductions for cash and cash equivalents, interest-bearing receivables and capital-investment shares, the net debt was SEK 40,430m (47,002; 37,368).

NOTE 26 PROVISIONS FOR PENSIONS

SCA has both defined-contribution and defined-benefit pension plans. The most substantial defined-benefit plans are based on period of service and the remuneration received by employees on or close to retirement. The total pension costs for the defined-benefit plans are shown below.

SEKm	2009	2008	2007
Current service cost, excluding contributions by plan participants	338	392	482
Past service cost	99	–4	10
Interest expense	1,094	1,003	987
Expected return on plan assets	–863	–1,209	–1,226
Pension costs before effects of curtailments and settlements	**668**	**182**	**253**
Curtailments	–18	–5	–36
Settlements	1	0	–
Net pension costs after effects of curtailments and settlements	**651**	**177**	**217**

Of the pension costs for defined-benefit plans, SEK –133m (income 12; cost 69) is recognised as a financial expense, which is calculated based on the net value of each plan at the beginning of the year.

Expected return on plan assets is determined on the basis of the assumption that the return on bonds will be the same as the interest on a 10-year government bond and that return on equities will reach the same interest with the addition of a risk premium. The interest decided for each country is weighted on the basis of how large a proportion comprises equities and bonds, respectively. At year-end, 55% (51; 61) of the total fair value of the plan assets was invested in equities. The remaining 45% (49; 39) comprised interest-bearing investments. The actual return on the plan assets in 2009 was SEK 2,896m (neg: 3,302; pos: 130).

Pension plans with balance sheet surpluses are reported as an asset in the balance sheet, Surplus in funded pension plans. Other pension plans, which in balance sheet terms are not fully funded or unfunded, are reported as Provisions for pensions. The value of all pension plans is distributed among surplus in funded pension plans and provisions for pensions, respectively, as shown below.

SEKm	2009	2008	2007
Provisions for pensions	3,567	3,443	1,987
Surplus in funded pension plans	–230	–843	–2,137
Provision for pensions, net value	**3,337**	**2,600**	**–150**

The summaries below specify the net value of the defined-benefit pension obligations.

SEKm	2009	2008	2007
Defined-benefit obligations	20,332	17,108	18,377
Fair value of plan assets	–16,921	–14,419	–18,448
Net value	**3,411**	**2,689**	**–71**
Unrecognised past service costs	–74	–89	–79
Provision for pensions, net value	**3,337**	**2,600**	**–150**

Actuarial gains and losses for the year, reported in Consolidated statement of other comprehensive income, are negative and amount to SEK 1,026m (neg. 2,923; pos: 1,301). Including translation differences, the accumulated gains and losses recognised in this manner thus amount to SEK 1,210m (225; 2,981).

In addition to the effect of changes in actuarial assumptions, such as change of discount rate etc., actuarial gains and losses arose as a result of deviation from initial assumptions based on experience. Experience-based deviations include unexpectedly high or low figures for employee turnover, early retirement, mortality or salary increases as well as deviation from expected rate of return on plan assets. The percentage effect of such adjustments when it applies to defined-benefit obligations amounts to about 2% (0; 0). With regard to plan assets, the deviation is a 12% (neg: 31; neg: 6), which means that the return on the plan assets was higher than expected in 2009.

In addition to what is recognised in the net value as plan assets for existing obligations, there are assets in two Swedish foundations amounting to SEK 753m (504; 881), which can be used for possible future undertakings for early retirement for certain categories of employees.

SCA has obligations for disability and family pensions for salaried employees in Sweden, secured through insurance with the insurance company Alecta. These benefits are reported as a defined-contribution plan, since the net after deduction for assets with the insurance provider is only a minor amount and since SCA did not have access to sufficient information to report this obligation as a defined-benefit plan. Premiums during the year for disability and family pension insurance with Alecta amounted to SEK 25m (15; 23).

The following table shows the net value of provisions for pensions divided between funded and unfunded pension plans. Funded plans include previously separately reported partly funded plans. The funding level varies depending on the plan.

SEKm	2009	2008	2007
Funded plans			
Defined-benefit obligations	18,091	15,084	16,539
Fair value of plan assets	–16,921	–14,419	–18,448
Net value funded plans	**1,170**	**665**	**–1,909**
Unrecognised past service costs	–57	–89	–68
Provision for pensions, funded plans	**1,113**	**576**	**–1,977**
Unfunded plans			
Defined-benefit obligations	2,241	2,024	1,838
Unrecognised past service costs	–17	0	–11
Provision for pensions, unfunded plans	**2,224**	**2,024**	**1,827**
Provision for pensions, net	**3,337**	**2,600**	**–150**

As in the preceding year, no financial instruments issued by the company are included in the fair value of plan assets at 31 December 2009.

SCA's budgeted contributions for the defined-benefit obligations amount to approximately SEK 365m for 2010.

NOTE 26 CONT.

The following table shows the development of the net pension liability.

	2009		2008		2007	
SEKm	Defined-benefit obligations	Plan assets	Defined-benefit obligations	Plan assets	Defined-benefit obligations	Plan assets
Value, 1 January	**17,108**	**–14,419**	**18,377**	**–18,448**	**20,270**	**–18,810**
Current service cost	431	–	486	–	587	–
Interest expense	1,094	–	1,003	–	987	–
Expected return on plan assets	0	–863	–	–1,209	–	–1,226
Past service cost	64	–	–5	–	10	–
Acquisitions and disposals	–4	–	74	–	100	–
Curtailments, settlements and transfers	28	–8	3	–	–29	–78
Contributions by plan participants	0	–68	–	–94	–	–105
Contributions by the employer	0	–872	–	–739	–	–561
Benefits paid	–1,112	1,114	–1,189	1,189	–1,018	1,018
Actuarial gains and losses	3,095	–2,069	–1,588	4,511	–2,396	1,096
Exchange differences	–372	264	–53	371	–134	218
Value, 31 December	**20,332**	**–16,921**	**17,108**	**–14,419**	**18,377**	**–18,448**
of which:						
Sweden	2,817	–2,202	2,582	–1,634	2,418	–2,475
UK	8,553	–8,157	6,683	–6,827	8,914	–9,962
Eurozone	7,635	–5,668	5,160	–5,122	2,944	–1,734

Principal actuarial assumptions

	Sweden	UK	Eurozone
2009			
Discount rate	4.25	5.66	4.96
Expected salary increase rate	3.50	4.00	3.25
Expected inflation	2.00	2.80	2.00
Expected return on plan assets	5.93	7.20–7.41	4.45–5.73
2008			
Discount rate	4.25	6.71	6.28
Expected salary increase rate	3.50	4.05	3.25
Expected inflation	2.00	2.80	2.00
Expected return on plan assets	6.17	6.70–7.54	4.18–6.28
2007			
Discount rate	4.74	6.04	5.45
Expected salary increase rate	3.60	4.25	3.25
Expected inflation	2.10	3.00	2.00
Expected return on plan assets	7.49	7.22–7.46	5.35–6.75

The actuarial assumptions comprise the most significant assumptions applied when calculating defined-benefit obligations at the balance-sheet date. Expected return on plan assets is applied when calculating the subsequent year's pension cost.

Actuarial gains and losses arise as a result of deviations from actuarial and experience-based assumptions, as well as a different return than expected. These gains and losses are recognised directly in equity in the period in which they arise. A change in the discount rate of 0.25 percentage points affects the total value of obligations by approximately SEK 767m. Taking into account that 55% of plan assets are invested in equities, a 10% upturn/decline in the total shareholding would lead to a change in value of approximately SEK 930m.

NOTE 27 OTHER PROVISIONS

SEKm	Acquisitions and divestments	Efficiency programmes	Current operations	Tax risks	Environment	Legal disputes	Other	Total
Value, 1 January	**1**	**785**	**27**	**259**	**361**	**30**	**232**	**1,695**
Provisions during the year	–	741	3	0	242	21	66	1,073
Utilisation during the year	–	–891	–10	0	–327	–5	–12	–1,245
Reclassifications	–	205	–7	–	0	0	–7	191
Dissolved during the year	–	0	–5	0	–3	–13	–75	–96
Translation differences	–	–13	–2	–1	–12	–1	–5	–34
Value, 31 December	**1**	**827**	**6**	**258**	**261**	**32**	**199**	**1,584**
Provisions comprise:								
Short-term component								1,107
Long-term component								477

Other provisions amount to SEK 1,584m (1,695; 2,034). During the year, new provisions were made totalling SEK 1,073m, of which SEK 741m relates to provisions for the restructuring programme initiated in 2009 within the packaging business aimed at adapting the operation's capacity and costs, SEK 234m relates to the liability in 2009 for carbon dioxide emissions, and SEK 131m to payroll taxes. Of the efficiency programmes' provisions, SEK 891m was paid in 2009 and SEK 620m is expected to be paid in 2010, with the remaining amount of SEK 207m to be paid in 2011. In addition, provisions for the efficiency-enhancement programmes were increased by SEK 205m during 2009 due to reclassification to provisions, of which SEK 88m from impairment of non-current assets, SEK 73m from interest-bearing liabilities, SEK 35m from other operating liabilities and SEK 9m from other provisions.

NOTE 28 OTHER NON-CURRENT LIABILITIES

SEKm	2009	2008	2007
Derivatives	75	92	3
Other non-current liabilities	110	122	130
Total	**185**	**214**	**133**

Of other non-current liabilities, SEK 34m (46; 48) falls due for payment later than within 5 years.

NOTE 29 OTHER CURRENT LIABILITIES

Other current liabilities

SEKm	2009	2008	2007
Liabilities to associates	5	5	2
Derivatives	280	550	57
Accrued expenses and prepaid income	8,071	7,592	6,647
Other operating liabilities	1,716	1,984	2,255
Total	**10,072**	**10,131**	**8,961**
Accrued expenses and prepaid income			
Accrued social security costs	535	449	406
Accrued vacation pay liability	939	892	809
Other liabilities to personnel	1,297	1,197	1,118
Accrued financial expenses	181	427	265
Bonus and discounts to customers	2,511	2,241	1,732
Other items	2,608	2,386	2,317
Total	**8,071**	**7,592**	**6,647**

NOTE 30 LIQUIDITY RISK

The table below shows the Group's liquidity risk regarding financial liabilities (including interest payments), net settled derivatives that constitute financial liabilities and negative cash flows from gross settled derivatives.

Liquidity risk

SEKm	Less than 1 year	1–5 years	More than 5 years
31 December 2009			
Loans including interest	14,238	24,452	8,565
Net settled derivatives	–18	–90	178
Share swaps	–	–	–
Energy derivatives	180	83	–
Trade payables	11,446	826	–
Total	**25,846**	**25,271**	**8,743**
Gross settled derivatives[1]	22,107	151	–
31 December 2008			
Loans including interest	14,600	30,337	15,043
Net settled derivatives	16	56	231
Share swaps	31	–	–
Energy derivatives	242	92	–
Trade payables	13,155	1,000	–
Total	**28,044**	**31,485**	**15,274**
Gross settled derivatives[1]	21,686	166	–
31 December 2007			
Loans including interest	22,722	15,719	7,677
Net settled derivatives	327	309	341
Share swaps	1	–	–
Energy derivatives	3	1	0
Trade payables	12,744	782	–
Total	**35,797**	**16,811**	**8,018**
Gross settled derivatives[1]	20,772	317	–

[1] The gross settled derivatives have, largely, corresponding positive cash flows and therefore in SCA's opinion do not constitute any real liquidity risk.

NOTE 31 FINANCIAL INSTRUMENTS BY CATEGORY

The following categorisation has been conducted for financial instruments:

SEKm	Carrying amount in the balance sheet	Of which Loans and receivables	Financial assets at amortised cost	Measured at fair value through the income statement	Derivatives used for hedge accounting	Available-for-sale financial assets
31 December 2009						
Non-current financial assets	1,832	77		18	695	1,042
Other non-current assets	14	–		1	13	–
Trade receivables	16,103	16,103		–	–	–
Other current receivables	217	–		89	128	–
Current financial assets	194	128		55	11	–
Cash and cash equivalents	5,148	5,148		–	–	–
Total assets	**23,508**	**21,456**		**163**	**847**	**1,042**
Non-current financial liabilities	30,343		16,925	13,293	125	
Other non-current liabilities	75		–	1	74	
Current financial liabilities	13,761		13,454	279	28	
Trade payables	12,272		12,272	–	–	
Other current liabilities	280		–	57	223	
Total liabilities	**56,731**		**42,651**	**13,630**	**450**	
31 December 2008						
Non-current financial assets	1,656	82		48	812	714
Other non-current assets	8	–		1	7	–
Trade receivables	18,364	18,364		–	–	–
Other current receivables	248	–		146	102	–
Current financial assets	642	186		451	5	–
Cash and cash equivalents	5,738	5,738		–	–	–
Total assets	**26,656**	**24,370**		**646**	**926**	**714**
Non-current financial liabilities	38,859		24,086	14,579	194	
Other non-current liabilities	92		–	2	90	
Current financial liabilities	13,170		12,792	360	18	
Trade payables	14,156		14,156	–	–	
Other current liabilities	550		–	280	270	
Total liabilities	**66,827**		**51,034**	**15,221**	**572**	
31 December 2007						
Non-current financial assets	1,526	82		1	147	1,296
Other non-current assets	6	–		3	3	–
Trade receivables	17,607	17,607		–	–	–
Other current receivables	84	–		39	45	–
Current financial assets	366	274		90	2	–
Cash and cash equivalents	3,023	3,023		–	–	–
Total assets	**22,612**	**20,986**		**133**	**197**	**1,296**
Non-current financial liabilities	20,247		8,114	11,789	344	
Other non-current liabilities	3		–	2	1	
Current financial liabilities	21,943		21,770	167	6	
Trade payables	13,526		13,526	–	–	
Other current liabilities	57		–	46	11	
Total liabilities	**55,776**		**43,410**	**12,004**	**362**	

Distribution by level when measured at fair value

SEKm	Carrying amount 31 December 2009: Measured at fair value through the income statement	Derivatives used for hedge accounting	Available-for-sale financial assets	Of which fair value by Level: 1	2	3
31 December 2009						
Derivatives	163	847	–	–	1,010	–
Non-current financial assets, excluding derivatives	–	–	1,042	1,034	8	–
Total assets	**163**	**847**	**1,042**	**1,034**	**1,018**	–
Derivatives	337	450	–	–	787	–
Total liabilities	**337**	**450**	–	–	**787**	–

The table above specifies how financial instruments, excluding financial liabilities, were measured at fair value in accordance with the fair value hierarchy with the following three levels:
Level 1: Quoted prices on an active market for identical assets or liabilities, such as shares or bonds quoted on the stock exchange.
Level 2: Other observable inputs for the asset or liability than quoted prices included in Level 1, either directly (that is, price quotations) or indirectly (that is, obtained from price quotations), such as forward contracts or interest-rate swaps.
Level 3: Inputs for the asset or liability not based on observable market data, but containing the assumptions and estimates of management, for example, unquoted shares.

NOTE 32 CONTINGENT LIABILITIES

SEKm	2009	2008	2007
Guarantees for:			
employees	3	6	7
associates	30	35	38
customers and others	40	38	37
Tax disputes	311	471	420
Other contingent liabilities	70	72	107
Total	**454**	**622**	**609**

Contingent liabilities for tax disputes mainly relate to claims for additional taxes in Spain. The claim by the Spanish tax authorities amounts to EUR 25,6m, including interest. The claim is related to restructuring measures that the sellers of a Spanish company carried out prior to SCA's acquisition of the company in 1997. SCA has provided a security for payment of the tax, but is challenging the claim and assesses that the claim will not be upheld in court. Consequently, no provision has been made in the closing accounts.

SCA entered into lease-out/lease-in transactions during 1996 with US banks as counterparties pertaining to the two LWC plants in Ortviken, Sweden. The terms of the contracts were originally 32 and 36 years. However, SCA has the opportunity to cancel the transactions in 2014 and 2015, respectively, without incurring any financial consequences. At the time the transactions were effected, the net present value of the leasing amount which SCA has undertaken to pay amounted to about SEK 4bn or USD 611m. This amount, in accordance with the agreements, is partly deposited in accounts in banks with at least AA- rating, and partly in US securities with an AAA rating. SCA carries the credit risk against the depositary banks. Should the rating of a depositary bank decline in the future, SCA has the possibility to transfer the deposit to another bank with a better rating. Moreover, SCA is liable to take such action if the depositary bank's rating falls below A+.

The counterparties have accepted that the deposited funds are applied for the leasing undertakings. The advance payments and deposits were netted during 1996 in the balance sheet. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfil, or cannot fulfil the leasing contracts, SCA is liable to compensate the counterparties for financial losses, which may be incurred as a result. Compensation varies during the duration and can amount to a maximum of about 12% of the present value of the leasing amount. The agreements were composed and examined by legal experts in Sweden and the U.S. and are considered to follow the standard practice for lease-out/ lease-in transactions.

During 2000, SCA also entered into a leasing transaction with US banks as counterparties pertaining to the Östrand pulp mill in Timrå, Sweden. The term of the transaction was originally 30 years. However, SCA has the opportunity to cancel the transactions in 2017 without incurring any financial consequences. At the time the transactions were effected, the current value of the leasing amount that SCA has undertaken to pay amounted to about SEK 4bn or USD 442m. Of this amount, in accordance with the agreement, an amount corresponding to SEK 3.6bn was partly invested in accounts in banks, partly in US securities, which at the time of the agreement had an AA and AAA rating, respectively. In 2009, the leasing transaction with one of the US banks was terminated prematurely. The value of outstanding deposits and US securities subsequently amounted to SEK 1.8bn at 31 December 2009. SCA carries the credit risk against the depositary banks. Should the rating of a depositary bank decline in the future, SCA has the possibility to transfer the deposit to another bank with a better rating. SCA also has an obligation to exchange the US securities if their rating falls below AA- or A, respectively. The rating of the original securities declined in 2008, which resulted in SCA exchanging these securities for bank-guaranteed securities. The counterparties have accepted that the deposited funds are applied for the leasing undertakings. The advance payments and deposits were netted during 2000 in the balance sheet. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfil, or cannot fulfil the leasing contracts, SCA is liable to compensate the counterparties for economic losses that maybe incurred as a result. Compensation varies during the duration and can amount to a maximum of about 14% of the present value of the leasing amount. The agreements, as in the 1996 transactions, were composed and examined by legal experts in Sweden and the US and are considered to follow the standard practice for this type of transaction.

In 2007, SCA entered into a sale and leaseback transaction with a European bank relating to the new soda recovery boiler at the liner plant in Obbola, Sweden. The original term of the contract is 25 years and SCA has a right to terminate the transaction in 2023 without any financial consequences. The present value of SCA's future rental amounts amounted to SEK 671m, which was invested in a security with an AA rating issued by the counterparty and deposited in a Swedish bank assigned to handle rental payments during the term of the contract. Should the counterparty's rating fall below BBB-, SCA is entitled, without incurring any financial consequences, to terminate the transaction in advance. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfil, or cannot fulfil the leasing contract, SCA is liable to compensate the counterparty for any economic loss that may be incurred as a result. Compensation varies during the term and can amount to a maximum of 15% of the transaction amount. SCA has the use of the facility without operational restrictions. The lease and depositary arrangement were recognised net in SCA's balance sheet in 2007.

The three vessels that are included in SCA's distribution system are owned and financed by three bank-controlled companies. The vessels are operated by Rederi AB Transatlantic under three so-called bare-boat charters and are placed at the disposal of SCA Transforest by Rederi AB Transatlantic under three time charters. In the event that Rederi AB Transatlantic does not fulfil its obligations to the owners, SCA Transforest is committed to assume the bare-boat charters on behalf of Rederi AB Transatlantic or acquire the vessels.

In 2005, SCA signed an eight-year fixed-price agreement with a Swedish electricity supplier for electricity deliveries to the company's Swedish plants. The agreement covers approximately 45% of estimated consumption at these plants. SCA signed a ten-year fixed-price agreement with a Norwegian electricity supplier comprising electricity deliveries corresponding to approximately 17% of the estimated consumption. The agreement with the Norwegian supplier became effective in 2009.

NOTE 33 PLEDGED ASSETS

			Total		
SEKm	Pledged assets related to financial liabilities	Other	2009	2008	2007
Real estate mortgages	8	0	8	484	482
Chattel mortgages	11	20	31	26	30
Other	0	140	140	140	123
Total	**19**	**160**	**179**	**650**	**635**

Liabilities for which some of these assets were pledged as collateral amounted to SEK 0m (1; 1).

Notes – Parent Company

NOTE 34 OTHER EXTERNAL COSTS

In 2009, Other external costs included a reversal of an impairment loss on a receivable in the amount of SEK 9m (20). External costs also include consultancy fees, travel expenses, management costs, and so forth. Fees and remuneration to auditors are included in the amount of:

SEKm	2009	2008
PricewaterhouseCoopers		
Audit assignments	8	10
Other assignments	8	6
Total	**16**	**16**

LEASING

Future payment commitments for non-cancellable operating leases are as follows:

SEKm	2009	2008
Within 1 year	31	50
Between 2 and 5 years	168	109
Later than 5 years	162	71
Total	**361**	**230**

Cost for the year for leasing of assets amounted to SEK 50m (46). Leased assets comprise means of transportation, premises and technical equipment. In reality, such contracts can be terminated early.

NOTE 35 PERSONNEL AND BOARD COSTS

Salaries and remuneration

SEKm	2009	2008
Board of Directors[1], President, Executive Vice Presidents and Senior Executives (5 (4))	50	30
of which variable salary	19	1
Other employees	105	82
Total	**155**	**112**

[1] Board fees decided by the Annual General Meeting amounted to SEK 4.6m (4.6). For further information, see Note 6.

Social security costs

SEKm	2009	2008
Total social security costs	96	115
of which pension costs[2]	47	77

[2] Of the Parent Company's pension costs, SEK 9m (25) pertain to the Board, President, Executive Vice Presidents and senior executives. Former Presidents and Executive Vice Presidents and their survivors are also included. The company's outstanding pension obligations to these individuals amounts to SEK 300m (301).

Pension costs

SEKm	2009	2008
Self-administered pension plans		
Costs excl. interest expense	–8	39
Interest expense (recognised in personnel costs)	18	14
	10	**53**
Retirement through insurance		
Insurance premiums	21	11
Other	7	–1
	38	**63**
Policyholder tax	1	0
Special payroll tax on pension costs	7	14
Cost of credit insurance, etc.	1	0
Pension costs for the year	**47**	**77**

Premiums during the year for disability and family pension insurance with Alecta amounted to SEK 4m (2). (See also Note 26 Pension Provisions, Page 89). Personnel costs also include other personnel costs in the amount of SEK 13m (23).

Average number of employees

	2009	2008
Sweden	105	108
of whom women, %	50	49

Of the total number of Board members and senior executives, 9% (9) and 14% (14), respectively, are women.

Absence due to illness, %

	2009	2008
Total absence due to illness of normal working hours	2	1
Men	1	0
Women	2	1
Of which, continuous absence due to illness of 60 days or more comprises	40	23

Breakdown of absence due to illness by age group, %

–29	30–49	50+
2	2	1

NOTE 36 DEPRECIATION OF TANGIBLE AND INTANGIBLE FIXED ASSETS

SEKm	2009	2008
Buildings	5	5
Land improvements	40	38
Machinery and equipment	1	1
Sub-total	**46**	**44**
Capitalised development costs	1	3
Total	**47**	**47**

NOTE 37 FINANCIAL ITEMS

SEKm	2009	2008
Income from participations in Group companies		
Dividends from subsidiaries	35,017	2,254
Interest income and similar profit/loss items		
Interest income, external	163	0
Interest income, subsidiaries	197	153
Interest expenses and similar profit/loss items		
Interest expenses, external	–226	0
Interest expenses, subsidiaries	–1,363	–2,485
Total	**33,788**	**–78**

NOTE 38 APPROPRIATIONS AND UNTAXED RESERVES

Of the Parent Company's untaxed reserves, SEK 147m (136) pertains to accumulated depreciation in excess of plan.

NOTE 39 TAXES

Tax on profit for the year

SEKm	2009	2008
Tax income (–), current tax expense (+),	–485	11
Deferred tax expense (+), tax income (–)	52	–819
Total	**–433**	**–808**

Reconciliation	2009 SEKm	2009 %	2008 SEKm	2008 %
Tax expense	–433	–1,3	–808	147,7
Expected tax	8,769	26,3	–153	28,0
Difference	**–9,202**	**–27,6**	**–655**	**119,7**
Difference is due to:				
Taxes related to prior periods	7	0,0	5	–0,9
Non-taxable dividends from subsidiaries	–9,209	–27,6	–631	115,4
Changed tax rate	–	–	–11	1,9
Other non-taxable/non-deductible items	0	0,0	–18	3,3
Total	**–9,202**	**–27,6**	**–655**	**119,7**

The Parent Company participates in the Group's tax pooling arrangement and pays the majority of the Group's total Swedish taxes. The recognised current tax income represents the portion of the Group's total Swedish taxes. Other Group companies that participate in the tax-pooling arrangement have tax expenses totalling SEK 485m (–11). The Parent Company's receivable from subsidiaries for taxes paid on their account is reported as current receivable from subsidiaries.

Current tax expense (+), tax income (–)

SEKm	2009	2008
Income tax for the period	–485	11
Adjustments for prior periods	0	–
Total	**–485**	**11**

CURRENT TAX LIABILITY (+), TAX ASSETS (–)

The change to the current tax liability during the period is explained below:

SEKm	2009	2008
Balance, 1 January	**–18**	**–18**
Current tax income/expense	–485	11
Paid tax	0	0
Tax expense/income, other Group companies	485	–11
Tax assets, 31 December	**–18**	**–18**

DEFERRED TAX EXPENSE (+), TAX INCOME (–)

SEKm	2009	2008
Changes in temporary differences	45	–824
Adjustments for prior periods	7	5
Deferred tax expense (+) tax income (–)	**52**	**–819**

PROVISIONS FOR TAX

The change to the provisions for tax is explained below:

SEKm	Carrying amount, 1 Jan.	Deferred tax expense	Carrying amount, 31 Dec.
Land and buildings	1,385	6	1,391
Provisions for pensions	–98	–2	–100
Tax loss carryforwards	–1,078	47	–1,031
Other	–48	1	–47
Total	**161**	**52**	**213**

NOTE 40 INTANGIBLE FIXED ASSETS

Capitalised expenditure for development costs

SEKm	2009	2008
Accumulated cost	35	35
Accumulated depreciation	–34	–33
Planned residual value	**1**	**2**
Carrying amount, 1 January	**2**	**5**
Investments	–	0
Depreciation for the year	–1	–3
Carrying amount, 31 December	**1**	**2**

NOTE 41 PROPERTY, PLANT AND EQUIPMENT

	Buildings		Land		Machinery and equipment	
SEKm	2009	2008	2009	2008	2009	2008
Accumulated cost	151	150	1,811	1,734	16	17
Accumulated depreciation	–78	–73	–604	–564	–15	–15
Accumulated write-ups	–	–	5,079	5,079	–	–
Planned residual value	**73**	**77**	**6,286**	**6,249**	**1**	**2**
Carrying amount, 1 January	**77**	**82**	**6,249**	**6,121**	**2**	**2**
Investments	1	0	79	176	–	1
Sales and disposals	0	0	–2	–10	–	–
Depreciation for the year	–5	–5	–40	–38	–1	–1
Carrying amount, 31 December	**73**	**77**	**6,286**	**6,249**	**1**	**2**
Tax assessment value	38	37	15,422	15,422		

Land includes forest land in the amount of SEK 5,817m (5,802).

NOTE 42 SHARES

SEKm	Subsidiaries 2009	Subsidiaries 2008	Other companies 2009	Other companies 2008
Accumulated cost	123,994	62,395	11	11
Accumulated write-ups	140	140	0	0
Accumulated impairment losses	–140	–140	0	0
Planned residual value	**123,994**	**62,395**	**11**	**11**
Carrying amount, 1 January	**62,395**	**56,657**	**11**	**11**
Investments	31,598	–	–	–
Increase through acquisition of subsidiaries	30,001	5,738	–	–
Divestments	0	–	–	–
Carrying amount, 31 December	**123,994**	**62,395**	**11**	**11**

The increase in 2009 is attributable to a capital injection of SEK 30,000m, subscription to a new share issue in the amount of SEK 1,598m and the distribution of all shares in a subsidiary valued at net worth of SEK 30,001m.

The increase in 2008 through the acquisition of subsidiaries comprises a purchase from another Group company. The company in question was subsequently used as a contribution in kind to SCA Group Holding BV.

Parent Company's holdings of shares and participations in subsidiaries, 31 December 2009

Company name	Corp. Reg. No.	Domicile	No. of shares	Share of equity, %	Carrying amount, SEKm
Swedish subsidiaries:					
Fastighets- och Bostads-aktiebolaget FOBOF	556047-8520	Stockholm	1,000	100	0
SCA Försäkrings-aktiebolag	516401-8540	Stockholm	140,000	100	14
SCA Kraftfastigheter AB	556449-7237	Stockholm	1,000	100	0
SCA Research AB	556146-6300	Stockholm	1,000	100	0
SCA Hedging AB	556666-8553	Stockholm	1,000	100	0
Foreign subsidiaries:					
SCA Group Holding BV	33181970	Amsterdam	246,347	100	89,598
SCA Packaging Coordination Center NV	BTW BE 864.768.955	Diegem	1,079,999	100	985
SCA Packaging Marketing NV	BTW BE 0421.120.154	Diegem	731,279	100	1,798
SCA Capital NV	0810.983.346	Diegem	999,999	100	30,001
SCA UK Holdings Ltd	03665635	Dunstable	1	0	0
SCA Finanziaria S.p.A	01307260461	Milano	15,579,200	75	1,598
Total carrying amount of subsidiaries					**123,994**

NOTE 43 RECEIVABLES FROM AND LIABILITIES TO SUBSIDIARIES

SEKm	2009	2008
Non-current assets		
Interest-bearing receivables	269	–
Total	**269**	–
Current assets		
Other receivables	2,281	1,590
Total	**2,281**	**1,590**
Current liabilities		
Interest-bearing liabilities	70,573	47,647
Other liabilities	4,229	3,897
Total	**74,802**	**51,544**

NOTE 44 OTHER CURRENT RECEIVABLES

SEKm	2009	2008
Prepaid expenses and accrued income	15	16
Other receivables	108	107
Total	**123**	**123**

NOTE 45 EQUITY

The change in equity is shown in the financial report relating to Equity presented on page 62. The share capital and number of shares have increased since 1993 with new issues, conversions and splits as set out below:

Year	Event	No. of shares	Increase in share capital	Cash payment, SEKm
1993	**Number of shares, 1 January 1993**	**172,303,839**		
1993	Conversion of debentures and new subscription through warrants 1	4,030,286	40.3	119.1
	New issue 1:10, issue price SEK 80	17,633,412	176.3	1,410.7
1994	Conversion of debentures	16,285	0.2	–
1995	Conversion of debentures	3,416,113	34.2	–
1999	New issue 1:6, issue price SEK 140	32,899,989	329.0	4,579.0
2000	Conversion of debentures	101,631	1.0	15.0
2001	New issue, private placement	1,800,000	18.0	18.0
2002	New subscription through warrants IIB	513	0	0.1
2003	Conversion of debentures	1,127,792	11.3	288.4
	New subscription through warrants IIB	1,697,683	17.0	434.5
2004	Conversion of debentures	9,155	0.1	1.1
2007	Split 3:1	470,073,396	–	–
2009	**Number of shares, 31 December 2009**	**705,110,094**		

SCA's share capital, 31 December 2009

	Number of votes	Number of shares	Share capital, SEKm
A shares	10	103,035,353	343
B shares	1	602,074,741	2,007
Total		**705,110,094**	**2,350**

The par value of the Parent Company's shares amounts to SEK 3.33.

Treasury shares at the beginning and at the end of the year amounted to 2,767,605 shares. Shares were held as part of the employee stock option programmes that expired in 2008 and 2009.

NOTE 46 PROVISIONS FOR PENSIONS

The Parent Company has both defined-contribution and defined-benefit pension plans. Below is a description of the Parent Company's defined-benefit plans.

PRI PENSIONS

Pension liabilities pertaining to PRI pensions have been secured through a common Swedish SCA pension fund. The market value of the Parent Company's portion of the foundation's assets at 31 December 2009 amounted to SEK 56m (39). In the past two years, no compensation has been received. The capital value of the pension obligations at 31 December 2009 amounted to SEK 78m (71). Pension payments of SEK 2m (2) were made during 2009. Since the value of the assets in 2009 is below that of the pension obligations in the amount of SEK 22m (32), this is recognised as a provision in the balance sheet. The provision is included below.

OTHER PENSION OBLIGATIONS

Note 6 Personnel and Board costs in the Group's notes describes the other defined-benefit pension plans that the Parent Company offers. The table below shows the change between the years.

Capital value of pension obligations relating to self-administered pension plans

SEKm	2009	2008
Balance, 1 January	**419**	**341**
Compensation received for take-over of pension obligation	–	42
Cost excluding interest expense	–8	39
Interest expense (reported in personnel costs)	18	14
Payment of pensions	–14	–17
Balance, 31 December	**415**	**419**

External actuaries have carried out capital value calculations pursuant to the provisions of the Swedish Act on Safeguarding of Pension Obligations. The discount rate is 4.2% (4.0).

NOTE 47 NON-CURRENT INTEREST-BEARING LIABILITIES

	Carrying amount		Fair value	
SEKm	2009	2008	2009	2008
Other non-current loans with a term >1 yrs <5 yrs	5,363	–	5,689	–
Other non-current loans with a term >5 yrs	2,203	–	2,004	–
Total	**7,566**	**–**	**7,693**	**–**

NOTE 48 OTHER CURRENT LIABILITIES

Other current liabilities

SEKm	2009	2008
Accrued expenses and prepaid income	167	54
Current provisions for efficiency-enhancement programmes	2	14
Other operating liabilities	9	7
Total	**178**	**75**

Accrued expenses and prepaid income

SEKm	2009	2008
Accrued interest expenses	57	–
Accrued social security costs	21	7
Accrued vacation pay liability	9	10
Other liabilities to personnel	47	–
Other items	33	37
Total	**167**	**54**

NOTE 49 CONTINGENT LIABILITIES

SEKm	2009	2008
Guarantees for subsidiaries	43,913	50,840
Other contingent liabilities	17	15
Total	**43,930**	**50,855**

In addition, the Parent Company has signed subsidiary guarantees for 19 Dutch companies. The Parent Company guarantees all the companies' obligations as if they were its own debt.

The Parent Company has issued a guarantee in relation to the Group's UK pension plan in the event of the plan being dissolved or one of the companies covered by the plan becoming insolvent.

The Parent Company is also a guarantor for all the subsidiary SCA Graphic Sundsvall AB's obligations according to contracts regarding physical deliveries of electric power between 2005 and 2013.

NOTE 50 PLEDGED ASSETS

SEKm	Other interest-bearing liabilities	Other	Total 2009	Total 2008
Real estate mortgages	–	–	–	481
Chattel mortgages	20	–	20	20
Other	–	135	135	135
Total	**20**	**135**	**155**	**636**

NOTE 51 FINANCIAL INSTRUMENTS BY CATEGORY

The accounting principles for financial instruments are applied for the items below.

The financial instruments in the Parent Company are classified as loans and receivables for assets, and other financial liabilities measured at amortised cost for liabilities. No other categories have been utilised over the last two years. These balance sheet items are not fully reconcilable since they may include items that are not financial instruments.

Loans and receivables

SEKm	2009	2008
Assets in the balance sheet		
Financial assets		
Interest-bearing receivables	130	132
Interest-bearing receivables from subsidiaries	269	–
Current assets		
Receivables from subsidiaries	112	30
Other current receivables	70	75
Cash and bank balances	–	0
Total	**581**	**237**

Financial liabilities measured at amortised cost

SEKm	2009	2008
Liabilities in the balance sheet		
Non-current liabilities		
Interest-bearing liabilities	7,566	–
Current liabilities		
Liabilities to subsidiaries	70,792	48,227
Accounts payable	11	27
Other current liabilities	57	–
Total	**78,426**	**48,254**

NOTE 52 ADOPTION OF THE ANNUAL ACCOUNTS

The annual accounts are approved by SCA's Annual General Meeting and will be presented for approval at the Annual General Meeting on 26 April 2010.

Proposed distribution of earnings

Annual accounts 2009

Distribution of earnings, Parent Company	
Distribution equity in the Parent Company:	
retained earnings	5,085,445,478
net profit for the year	33,774,029,745
Total	**38,859,475,223**
The Board of Directors and the President proposes:	
to be distributed to shareholders, a dividend of SEK 3.70 per share	2,598,667,209[1]
to be carried forward	36,260,808,014
Total	**38,859,475,223**

Stockholm, 24 February 2010

The Board of Directors and President declare that the Annual Report has been prepared in accordance with generally accepted accounting principles, that the consolidated financial statements have been prepared in accordance with the international financial reporting standards referred to in European Parliament and Council of Europe Regulation (EC) No. 1606/2002 of 19 July 2002, on application of international financial reporting standards, that disclosures herein give a true and fair view of the Parent Company's and Group's financial position and results of operations, and that the statutory Board of Directors' Report provides a fair review of the Parent Company's and Group's operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group.



Sverker Martin-Löf
Chairman of the Board



Rolf Börjesson
Board member



Sören Gyll
Board member



Tom Hedelius
Board member



Leif Johansson
Board member



Lars Jonsson
Board member



Anders Nyrén
Board member



Örjan Svensson
Board member



Barbara Milian Thoralfsson
Board member



Thomas Wiklund
Board member



Jan Johansson
President and CEO

Our audit report was submitted on 24 February 2010
PricewaterhouseCoopers AB



Anders Lundin
Authorised Public Accountant

[1] Based on the number of outstanding shares at 31 December 2009. The amount of the dividend may change if any treasury share transactions are executed before the record date, 29 April 2010.

Audit report

To the Annual Meeting of Shareholders in Svenska Cellulosa Aktiebolaget SCA (publ) Corporate identity number 556012-6293

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Svenska Cellulosa Aktiebolaget SCA (publ) for the year 2009. The company's annual accounts and the consolidated accounts are included in the printed version of this document on pages 10–98. The Board of Directors and the President are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act when preparing the annual accounts and application of International Financial Reporting Standards, IFRS, as adopted by the EU and the Annual Accounts Act when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free from material misstatement. An audit includes examination, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting policies used and of their application by the Board of Directors and the President and significant estimates made by the Board of Directors and the President when preparing the annual accounts and consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and the Annual Accounts Act and give a true and fair view of the Group's financial position and results of operations. The statutory Board of Directors' Report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the Annual General Meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit of the Parent Company be dealt with in accordance with the proposal in the Board of Directors' Report, and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, 24 February 2010

PricewaterhouseCoopers AB



Anders Lundin
Authorised Public Accountant
Auditor-in-charge

Independent assurance report relating to Sustainability Report

Pages 52-55 of this document contain an extract of the Sustainability Report. A complete Sustainability Report has been prepared by the company, which contains our full assurance report. Based on our review, nothing has come to our attention that causes us to believe that the sustainability report has not, in all material respects, been prepared in accordance with the criteria stipulated in the full version of the assurance report.

Stockholm, 24 February 2010

PricewaterhouseCoopers AB



Anders Lundin
Authorised Public Accountant



Fredrik Ljungdahl
Expert member, FAR SRS

Multi-year summary

SEKm	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
INCOME STATEMENT										
Net sales	110,857	110,449	105,913	101,439	96,385	89,967	85,338	88,046	82,380	67,157
Operating profit[1]	**8,190**	**8,554**	**10,147**	**8,505**	**1,928**	**7,669**	**7,757**	**9,101**	**9,492**	**10,534**
Personal Care	3,235	2,912	2,960	2,799	2,474	2,429	2,403	2,588	2,080	–
Tissue	3,946	2,375	1,724	1,490	1,577	2,026	2,418	2,899	2,393	–
Hygiene Products	–	–	–	–	–	–	–	–	–	2,909
Packaging	413	1,493	2,651	2,072	1,775	2,604	2,482	3,065	3,286	2,977
Forest Products	2,503	2,207	2,870	2,475	1,886	1,777	1,559	1,986	2,976	2,720
Fine paper and wholesale	–	–	–	–	–	–	–	–	–	644
Other operations[2]	–1,907	–433	–58	–331	–5,784	–1,167	25	–300	–233	2,013
Goodwill amortisation	–	–	–	–	–	–	–1,130	–1,137	–1,010	–729
Financial income	158	246	193	179	156	453	544	409	380	531
Financial expenses	–1,802	–2,563	–2,103	–1,851	–1,651	–1,537	–1,334	–1,432	–1,782	–1,738
Profit before tax	**6,546**	**6,237**	**8,237**	**6,833**	**433**	**6,585**	**6,967**	**8,078**	**8,090**	**9,327**
Tax	–1,716	–639	–1,076	–1,366	21	–1,393	–1,861	–2,341	–2,444	–2,133
Minority interests	–	–	–	–	–	–	–31	–44	–59	–46
Profit for the year[3]	**4,830**	**5,598**	**7,161**	**5,467**	**454**	**5,192**	**5,075**	**5,693**	**5,587**	**7,148**
BALANCE SHEET										
Non-current assets (excl. financial receivables)	111,745	113,866	104,150	95,994	101,840	96,162	77,885	75,462	76,967	60,962
Receivables and inventories	30,605	36,121	33,793	29,907	29,356	25,681	22,880	24,765	23,338	21,765
Non-current assets held for sale	105	102	55	2,665	68	–	–	–	–	–
Financial receivables	2,062	2,499	3,663	2,970	2,035	682	4,146	6,151	3,888	3,497
Short-term investments	194	642	366	409	237	128	749	306	406	502
Cash and bank balances	5,148	5,738	3,023	1,599	1,684	3,498	1,696	2,520	2,189	1,440
Total assets	**149,859**	**158,968**	**145,050**	**133,544**	**135,220**	**126,151**	**107,356**	**109,204**	**106,788**	**88,166**
Equity	67,156	66,450	63,590	58,299	56,343	54,350	49,754	47,983	45,983	39,898
Minority interests	750	802	689	664	767	768	751	687	736	612
Provisions	13,351	13,292	14,199	14,240	17,035	16,962	13,620	14,773	14,870	13,242
Interest-bearing debt	44,766	52,886	42,323	38,601	39,036	35,021	25,429	27,498	27,746	18,694
Operating and other non-interest bearing liabilities	23,836	25,538	24,249	21,740	22,039	19,050	17,802	18,263	17,453	15,720
Total liabilities and equity	**149,859**	**158,968**	**145,050**	**133,544**	**135,220**	**126,151**	**107,356**	**109,204**	**106,788**	**88,166**
Capital employed[4]	112,264	105,955	96,368	96,192	95,341	87,208	71,687	71,863	67,878	57,501
Net debt, incl. pension liabilities	–40,430	–47,002	–37,368	–36,399	–39,826	–34,745	–22,306	–23,899	–23,861	–15,880
CASH-FLOW STATEMENT										
Operating cash flow	14,133	7,813	8,127	6,304	7,471	8,837	10,102	12,421	14,206	9,005
Cash flow from current operations	11,490	3,810	4,508	2,772	4,362	5,688	8,134	8,620	11,249	6,652
Cash flow before dividend	8,483	77	1,473	1,538	1,768	–6,276	901	–855	–4,254	10,609
Current capital expenditures, net	–4,037	–5,353	–5,165	–5,672	–4,859	–4,270	–3,902	–3,523	–3,479	–2,245
Strategic capital expenditures	–3,031	–3,109	–1,342	–935	–2,086	–2,398	–2,949	–2,823	–1,469	–1,121
Acquisitions	–51	–1,764	–4,545	–323	–428	–9,340	–4,808	–6,483	–13,286	–2,349
KEY RATIOS[5]										
Equity/assets ratio, %	45	42	44	44	42	44	47	45	44	46
Interest coverage, multiple	5.0	3.7	5.3	5.1	1.3	7.1	9.8	8.9	6.8	8.7
Debt payment capacity incl. pension liabilities, %	31	26	35	29	27	35	54	47	51	49
Debt/equity ratio, incl. pension liabilities, multiple	0.60	0.70	0.58	0.62	0.70	0.63	0.44	0.49	0.51	0.39
Return on capital employed, %	7	8	11	9	2	9	11	13	14	18
Return on capital employed, excluding items affecting comparability, %	9	8	10	9	8	10	10	13	14	15
Return on equity, %	7	9	12	9	1	10	10	12	13	20
Operating margin, %	7	8	10	8	2	9	9	10	12	16
Operating margin, excluding items affecting comparability, %	9	8	9	8	8	9	9	10	12	13
Net margin, %	4	5	7	6	0	6	6	6	7	11
Capital turnover rate, multiple	0.99	1.04	1.10	1.05	1.01	1.03	1.19	1.23	1.21	1.17
Operating cash flow per share, SEK	16.36	5.42	6.42	3.95	6.22	8.12	11.66	12.37	16.13	9.50
Earnings per share, SEK	6.78	7.94	10.16	7.75	0.61	7.37	7.28	8.18	8.02	10.21
Dividend per share, SEK	3.70[6]	3.50	4.40	4.00	3.67	3.50	3.50	3.20	2.92	2.58

[1] Operating profit distributed pro forma for 2000.

[2] 2009, 2007, 2005 and 2004 include items affecting comparability of SEK –1,458m, SEK 300m, SEK –5,365m and SEK –770m, respectively. 2000 includes capital gain from the sale of Modo Paper of SEK 2,031m.

[3] Earnings in Sweden were charged with deferred tax of 28% from the years 2000–2003.

[4] Calculation of average capital employed based on five measurements.

[5] Key ratios are defined on page 104.

[6] Board proposal.

Comments to the multi-year summary

Income statement

Sales

In 2001, sales rose by slightly more than 20% as a result of the acquisitions of Georgia-Pacific Tissue and Tuscarora in North America. During the period 2002–2004, SCA continued to grow by acquiring companies, which contributed to a further increase in sales of 17% up to the end of 2005. In 2006, the Group launched more new products than ever before and as a result of the growth in volume, SCA's net sales exceeded SEK 100bn for the first time. In 2008, sales increased by 4% compared with the previous year and amounted to slightly more than SEK 110bn. Sales in Personal Care and Tissue rose, while Packaging and Forest products declined. In 2009, sales continued to rise slightly, mainly in Personal Care and Tissue, while Packaging reported a decline. During the ten-year period, the Group's sales increased by about 5% annually (CAGR).

Operating profit

Operating profit for 2000 included a capital gain from the sale of the fine paper operations. The capital gain, combined with the strong operating profit from the other business areas, meant that the Group was able to report a record high operating profit. Operating profit rose by 54% for Hygiene Products in 2001, which is partly attributable to the acquisition of Georgia-Pacific Tissue. Packaging and Forest Products also continued to perform well in 2001 and, as a result, a new record-high operating profit, adjusted for nonrecurring effects, could be reported. The increase for Personal Care products and Tissue continued in 2002. The increase, which was 24% for Personal Care products, can be attributed to volume growth and lower raw material and production costs. The improvement for Tissue amounted to 21% and is explained by the acquisition of CartoInvest as well as lower raw material and production costs. The operating profit in 2002 for Packaging and Forest Products fell as a result of lower prices.

Personal Care did not reach the 2002 profit level until 2006. This business area had been under pressure from rising raw material costs and intense competition, although growth was favourable in both established and new markets. Earnings improved further in 2007. In 2008, operating profit was stable, while it increased 11% in 2009 as a result of an improved product mix, higher prices and lower raw material costs.

In the Tissue business area, earnings from acquisitions have not compensated for lower prices, higher raw material and energy costs and the negative effects of currency movements. This has resulted in a gradual decline in operating profit since 2002. In 2007, this negative trend was reversed and operating profit increased once again. With effect from the fourth quarter of 2007, the acquisition of Procter & Gamble's tissue unit is included in SCA's Tissue operations, which had a positive impact on earnings. In 2008, earnings increased mainly as a result of acquisitions and higher prices and volumes, which were offset by higher costs for raw materials. To date, 2009 was the strongest year for Tissue. Prices rose at the same time as raw material prices declined. SCA invested in emerging markets, including Russia, which also contributed to the positive earnings trend.

Packaging's operating profit declined in 2002 and 2003 from the record year of 2001, but improved again in 2004, before sustained price reductions caused lower profit levels in 2005. In 2006, prices improved gradually, first for containerboard, which led to increases in the price of corrugated board, resulting in a slight improvement in profits. Packaging also implemented successive price increases for corrugated board in 2007. SCA sold its North American packaging operations in the first quarter of 2007. However, operating profit declined sharply in 2008 due to the financial crisis and the ensuing recession. Production cutbacks in liner operations and lower demand for corrugated board caused a deterioration in earnings. The recession continued in 2009 and the result from Packaging declined 72% compared with 2008. However, savings from the restructuring programme initiated during the year, combined with lower prices for raw materials, contributed positively.

For Forest Products, earnings declined after the record 2001 year as a result of lower prices and negative exchange-rate movements. Earnings subsequently improved at a gradual pace and the business area reported its second highest profit to date in 2007. The earnings improvement was mainly an effect of higher prices. Deliveries of publishing papers and solid-wood products were stable in 2008, but earnings contracted due to increased costs for raw materials, energy and timber. In 2009, earnings improved, primarily for publishing paper, where higher prices and lower raw material costs made a positive contribution.

Cash-flow statement

In 2009, SCA focused on improving cash flow, which was strengthened during the year. As part of these efforts, current expenditures were reduced compared with prior years, while expansion investments to strengthen organic growth were given priority. A total of SEK 65bn has been invested in expansion during the reported ten-year period, of which SEK 43bn is attributable to company acquisitions. Maintenance investments amounted to SEK 43bn and have remained at a steady level of around 4% in relation to sales.

Key ratios

During the reporting period, the Group's dividend rose from SEK 2.58 to the proposed SEK 3.70, corresponding to an annual increase of approximately 5%. The proposed dividend of SEK 3.70 per share corresponds to an increase of SEK 5.7% compared with the preceding year.

Description of costs

SCA Group

Total operating expenses[1]: SEK 101,244m



- Sales and administration expenses[2], 16%
- Energy, 7%
- Transport and distribution expenses, 12%
- Other costs of goods sold[3], 32%
- Raw materials and consumables, 33%

Of which	
Pulp	6%
Paper	5%
Recovered paper	5%
Timber, chips	3%
Super absorbents	2%
Non-woven	1%
Other[4]	11%
Total Raw materials and consumables	**33%**

[1] Excluding item affecting comparability.
[2] Sales and administration expenses include costs for marketing (4 percentage points).
[3] The two largest items of Other costs of goods sold comprise personnel (13 percentage points) and depreciation (6 percentage points).
[4] The item Other in Raw materials and consumables includes costs for chemicals, packaging material and plastic material.

Personal Care

Total operating expenses: SEK 22,481m



- Sales and administration expenses, 29%
- Energy, 1%
- Transport and distribution expenses, 10%
- Other costs of goods sold, 26%
- Raw materials and consumables, 34%

Of which	
Pulp	8%
Super absorbents	8%
Non-woven	6%
Other	12%
Total Raw materials and consumables	**34%**

Packaging

Total operating expenses: SEK 27,946m



- Sales and administration expenses, 12%
- Energy, 6%
- Transport and distribution expenses, 11%
- Other costs of goods sold, 35%
- Raw materials and consumables, 36%

Of which	
Paper	16%
Recovered paper	6%
Other	14%
Total Raw materials and consumables	**36%**

Tissue

Total operating expenses: SEK 37,479m



- Sales and administration expenses, 14%
- Energy, 9%
- Transport and distribution expenses, 12%
- Other costs of goods sold, 33%
- Raw materials and consumables, 32%

Of which	
Pulp	12%
Recovered paper	6%
Other	14%
Total Raw materials and consumables	**32%**

Forest Products

Total operating expenses: SEK 14,480m



- Sales and administration expenses, 4%
- Energy, 8%
- Transport and distribution expenses, 15%
- Other costs of goods sold, 38%
- Raw materials and consumables, 35%

Of which	
Timber, chips	18%
Other	17%
Total Raw materials and consumables	**35%**

Raw materials, energy and transports 2009

Timber/chips



- Personal Care, 0%
- Tissue, 9%
- Packaging, 16%
- Forest Products, 75%

Total of 9.1 million cubic metres

Of which, 46% from own forest and 54% purchased externally

Market pulp



- Personal Care, 21%
- Tissue, 72%
- Packaging, 0%
- Forest Products, 7%

Total of 1.8 million tonnes

Of which, 41% from own pulp mills and 59% purchased externally

Recovered paper



- Personal Care, 0%
- Tissue, 37%
- Packaging, 42%
- Forest Products, 21%

Total of 4.0 million tonnes

Of which, 37% from own collection and 63% purchased externally

Energy



- Electricity, 24%
- Fossil fuels, 43%
- Biofuels, 33%

Total of 28 TWh

Transports



- By sea, 72%
- Other means of transport, 28%

35.1 billion tonne kilometres

Production capacity

(Capacity is stated in thousands of tonnes, unless otherwise indicated, and per year)

Tissue

Mill	Country	Capacity
Box Hill	Australia	53
Ortmann	Austria	124
Stembert	Belgium	75
Santiago [1]	Chile	61
Bogota [1]	Colombia	35
Medellin [1]	Colombia	39
Lasso [1]	Ecuador	24
Le Theil	France	62
Orleans	France	35
Mainz-Kostheim	Germany	106
Mannheim	Germany	266
Neuss	Germany	105
Witzenhausen	Germany	30
Altopascio	Italy	25
Collodi	Italy	42
Lucca	Italy	140
Ecatepec	Mexico	69
Monterrey	Mexico	57
Uruapan	Mexico	36
Friesland [2]	Netherlands	8
Kawerau	New Zealand	61
Drammen	Norway	22
Sovetsk	Russia	30
Svetogorsk	Russia	43
La Riba	Spain	26
Mediona	Spain	45
Valls	Spain	120
Jönköping	Sweden	21
Lilla Edet	Sweden	100
Chesterfield	United Kingdom	31
Manchester	United Kingdom	50
Oakenholt	United Kingdom	68
Prudhoe	United Kingdom	87
Barton	US	180
Flagstaff	US	53
Menasha	US	211
South Glens Falls	US	75
Total		**2,615**

Packaging

Production plant	Country	Corrugated board	Kraftliner	Testliner/fluting
Corrugated board	Asia	537		
	Austria	60		
	Belgium	140		
	Czech Republic	65		
	Denmark	120		
	Estonia	24		
	Finland	40		
	France	190		
	Germany	480		
	Greece	65		
	Hungary	60		
	Italy	460		
	Lithuania	30		
	Netherlands	180		
	Norway*	5		
	Poland	80		
	Romania	40		
	Russia	57		
	Spain	162		
	Sweden	110		
	Switzerland	40		
	Turkey	100		
	United Kingdom	35		
Containerboard				
Aschaffenburg	Germany			350
Witzenhausen	Germany			330
Lucca	Italy			420
De Hoop	Netherlands			350
Munksund	Sweden		360	
Obbola	Sweden		300	125
Total		**3,080**	**660**	**1,575**

The total number of facilities amounts to about 200.

* Converting only.

Personal Care

Production plant	Country
Buenos Aires [1]	Argentina
Springvale	Australia
Drummondville	Canada
Santiago [1]	Chile
Cali [1]	Colombia
Rio Negro [1]	Colombia
Cairo [1]	Egypt
Linselles	France
Amman [1]	Jordan
Shah Alam	Malaysia
Ecatepec	Mexico
Gennep	Netherlands
Hoogezand	Netherlands
Henderson	New Zealand
Olawa	Poland
Jeddah [1]	Saudi Arabia
Gemerská Hôrka	Slovakia
Kliprivier [1]	South Africa
Mölnlycke	Sweden
Falkenberg	Sweden
Ksibet el Mediouni [1]	Tunisia
Annaba [1]	Algeria
Bowling Green	US

Forest Products

Mill	Country	Newsprint	SC and LWC paper	Market pulp	CTMP pulp	Total pulp and paper	Solid-wood products 1,000 m³
Laakirchen	Austria		510			510	
Aylesford [1]	United Kingdom	410				410	
Ortviken	Sweden	390	490			880	
Östrand	Sweden			430	90	520	
Munksund	Sweden						400
Bollsta	Sweden						450
Tunadal	Sweden						350
Rundvik	Sweden						250
Vilhelmina	Sweden						120
Stugun	Sweden						150
Holmsund	Sweden						100
Total		**800**	**1,000**	**430**	**90**	**2,320**	**1,820**

[1] Joint venture.

[2] Non-woven production.

Definitions and key ratios[1)]

Capital definitions

Capital employed The Group's and business area's capital employed calculated as an average of the balance sheet's total assets, excluding interest-bearing assets and pension assets, less total liabilities, excluding interest-bearing liabilities and pension liabilities.

Equity The equity reported in the consolidated balance sheet consists of taxed equity increased by the equity portion of the Group's untaxed reserves and minority interests. (Deferred tax liability in untaxed reserves has been calculated at a 26.3% rate for Swedish companies and at the applicable tax rate for foreign companies in each country outside Sweden.)

Net debt The sum of consolidated interest-bearing liabilities, including pension liabilities and accrued interest less cash and cash equivalents and interest-bearing current and non-current receivables and capital investment shares.

Financial measurements

Equity/assets ratio Equity expressed as a percentage of total assets.

Debt/equity ratio Expressed as net debt in relation to equity.

Interest coverage ratio Calculated according to the net method where operating profit is divided by financial items.

Cash earnings Calculated as profit before tax, with a reversal of depreciation and impairment of tangible and intangible assets, share of profits of associates, and nonrecurring items, reduced by tax payments.

Debt payment capacity Expressed as cash earnings in relation to average net debt.

Operating surplus Expressed as operating profit before depreciation/impairment of tangible and intangible assets and share of profits of associates.

Operating cash flow The sum of operating cash surplus and change in working capital, with deductions for current capital expenditures in property, plant and equipment and restructuring costs.

Cash flow from current operations Operating cash flow less net financial items and tax payments and taking into account other financial cash flow.

Strategic investments Strategic investments increase the company's future cash flow through acquisitions of companies, capital expenditures to expand facilities, or new technologies that boost SCA's competitiveness.

Current capital expenditure Investments to maintain competitiveness, such as maintenance, rationalisation and replacement measures or investments of an environmental nature.

Margins, etc.

Operating surplus margin Operating surplus as a percentage of net sales for the year.

Operating margin Operating profit as a percentage of net sales for the year.

Net margin Profit for the year as a percentage of net sales for the year.

Capital turnover Net sales for the year divided by average capital employed.

Profitability ratios

Return on capital employed Return on capital employed is calculated for the Group as operating profit as a percentage of average capital employed.

Return on equity Return on equity is calculated for the Group as profit for the year as a percentage of average equity.

Other measurements

Value added per employee Operating profit plus salaries, wages and payroll expenses divided by the average number of employees.

[1)] Calculations of key ratios are mainly based on guidelines issued by the Swedish Society of Financial Analysts. Averages are calculated based on five metrics.

Glossary

AFH (Away-From-Home) Tissue sold to bulk consumers such as restaurants, hospitals, hotels, offices and industrial premises.

Coating A surface treatment applied to paper or corrugated board packaging. Provides a smooth surface with good printing properties.

Consumer packaging Packaging sold together with its contents to the end-consumer.

Consumer tissue Includes toilet and kitchen paper, napkins and paper handkerchiefs.

Containerboard The collective name for liner and fluting.

Converting plant Produces finished packaging from corrugated board sheets supplied by a corrugated board plant or an integrated packaging plant.

Corrugated board Two outer layers of paper with an intermediate layer of fluting/folded paper (see liner and fluting).

Corrugated board plant Produces corrugated board that is then converted into finished packaging.

CTMP (Chemical thermo mechanical pulp) A high-yield pulp produced through the mechanical defibration in a refiner of preheated, chemically pretreated softwood.

Fluting The rippled middle layer in corrugated board, produced from semi-chemical pulp or recycled paper.

FSC – Forest Stewardship Council an international organisation working to ensure responsible forest management. FSC has developed principles for responsible forestry that can be applied for certifying forest management and that facilitate FSC labelling of wood products from FSC certified forests.

Liner The surface layer of corrugated board. Available in various grades, such as kraftliner (based on fresh wood fibre) and testliner (based on recovered fibre).

LWC paper Light Weight Coated paper is a coated paper with a high mechanical pulp content. Used for high quality magazines and advertising materials with demanding colour- printing requirements.

Market pulp Pulp that is dried and sold on the open market.

Mechanical pulp Debarked wood that is ground or chipped for mechanical refining to separate the fibres to form pulp.

M^3s or m^3sub Solid cubic metre under bark. Specifies the volume of timber excluding bark and tops. Used in felling and the timber trade.

M^3fo Forest cubic metre Volume of timber including tops and bark, but excluding branches. Used to describe the forest portfolio of standing forest. Growth is also specified in forest cubic metres.

Newsprint Paper for newspapers produced from mechanical pulp based on fresh wood fibre or recovered fibre.

Personal care Here defined as incontinence care, baby diapers and feminine care.

Point-of-sale packaging Is used both to protect the goods and to promote the product in the store.

Productive forest land Land with a productive capacity that exceeds one cubic metre of forest per hectare annually.

Protective packaging Packaging that comprises material that protects the contents from vibrations, knocks or temperature fluctuations. The material ranges from foam plastics to corrugated board.

Recovered fibre Fibre based on recycled paper.

SC paper Supercalendered publication paper with a high gloss surface and with a high content of mechanical and/or recycled pulp. Mainly used for catalogues, magazines and advertising materials.

Solid-wood products Wood sawn into various dimensions/ sizes: planks, joists, etc.

Super absorbents Collective name of a number of synthetic absorbent materials based on polymers. Important material in personal care products such as diapers and pads.

TCF pulp Pulp that is bleached without using chlorine in any form.

Transport packaging Mainly used when transporting goods from production to customer. The most commonly used material is corrugated board.

Wood fibre Wood fibre from felled trees (fresh wood fibre).

Annual General Meeting and Nomination Committee

The Annual General Meeting of Svenska Cellulosa Aktiebolaget SCA will be held on Monday, 26 April 2010 at 3 p.m. in Tonhallen, Universitetsallén 22, Sundsvall, Sweden. Registration for the Annual General Meeting begins at 1.30 p.m.

Notification

Shareholders who wish to attend the meeting must:

- be listed in the shareholders' register maintained by Euroclear Sweden AB (formerly VPC AB) as of Tuesday, 20 April 2010, and
- register to attend the Annual General Meeting not later than Tuesday, 20 April 2010.

Shareholders may register to attend in the following ways:

- by telephone: +46 8 402 90 59, on weekdays between 8 a.m. and 5 p.m.
- via the company website: www.sca.com
- by mail to Svenska Cellulosa Aktiebolaget SCA, Corporate Legal Affairs, P.O. Box 200, SE-101 23 Stockholm, Sweden.

To attend the Annual General Meeting, shareholders with custodian-registered shares must have such shares registered in their own names. Temporary registration of ownership, so-called voting rights registration, should be requested well in advance of Tuesday, 20 April 2010 from the bank or fund manager holding the shares.

Name, personal identity number/Corporate Registration Number, address, telephone number, and the names of any accompanying persons, should be stated when registering to attend. Shareholders represented by proxy should submit a proxy in the original to the company prior to the Annual General Meeting. Proxy forms are available upon request and on the company website www.sca.com. Anyone representing a legal entity must present a copy of the registration certificate, not older than one year, or equivalent authorisation document listing the authorised signatories.

Dividend

The Board of Directors proposes that a dividend of SEK 3.70 per share be paid and that the record date for the dividend shall be Thursday, 29 April 2010. Payment through Euroclear Sweden AB is estimated to take place on Tuesday, 4 May 2010.

Nomination Committee

- Carl-Olof By, AB Industrivärden, Chairman of the Nomination Committee
- Håkan Sandberg, Handelsbanken Pension Foundation, among others
- Pontus Bergekrans, SEB Funds
- Torbjörn Callvik, Skandia Liv
- Bo Selling, Alecta
- Sverker Martin-Löf, Chairman of the Board of SCA

The Nomination Committee's tasks include preparing the proposal for the election of members of the Board of Directors.

Detailed information concerning the Annual General Meeting can be found on the company website: www.sca.com

Prior to the AGM, it is possible to partake in a tour of SCA's operation in Sundsvall. Register your interest to participate in the tour when registering to attend the AGM. See further information on the company website www.sca.com

Financial information 2010–2011

Interim report (1 Jan–31 Mar 2010)	26 April 2010
Interim report (1 Jan–30 Jun 2010)	21 July 2010
Interim report (1 Jan–30 Sep 2010)	28 October 2010
Year-end report for 2010	27 January 2011
Annual Report for 2010	March 2011

Annual reports, year-end reports and interim reports are published in Swedish and English (in the event of differences between the English translation and the Swedish original, the Swedish text shall prevail) and can be downloaded from SCA's website www.sca.com

Annual Reports can also be ordered from:
Svenska Cellulosa Aktiebolaget SCA
Corporate Communications
Box 200
SE-101 23 Stockholm, Sweden
Tel +46 8 788 51 00

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
PO Box 200, SE-101 23 STOCKHOLM, Sweden. Visiting address: Klarabergsviadukten 63
Tel +46 8 788 51 00, fax +46 8 788 53 80
Corp. Reg. No.: 556012-6293 www.sca.com

Operations

GHC (GLOBAL HYGIENE CATEGORY)
SE-405 03 GOTHENBURG
Sweden
Visiting address:
Bäckstensgatan 5, Mölndal
Tel +46 31-746 00 00

SCA TISSUE EUROPE AND SCA PERSONAL CARE EUROPE
München Airport Center (MAC)
Postfach 241540
DE-85336 MÜNCHEN-FLUGHAFEN
Germany
Visiting address:
Terminalstrasse Mitte 18
Tel +49 89 9 70 06-0
Fax +49 89 9 70 06-204

SCA PACKAGING EUROPE
Culliganlaan 1D
BE-1831 DIEGEM
Belgium
Tel +32 2 718 3711
Fax +32 2 715 4815

SCA FOREST PRODUCTS
SE-851 88 SUNDSVALL
Sweden
Visiting address:
Skepparplatsen 1
Tel +46 60 19 30 00, 19 40 00
Fax +46 60 19 33 21

SCA AMERICAS
Cira Centre
Suite 2600
2929 Arch Street
PHILADELPHIA, PA 19104
US
Tel +1 610 499 3700
Fax +1 610 499 3402

SCA ASIA PACIFIC
1958 Chenhang Road
Pudong, Minhang District
SHANGHAI 201114
China
Tel +86 21 5433 5200
Fax +86 21 5433 2243

The Annual Report was produced by SCA in collaboration with Hallvarsson & Halvarsson. Photos: Håkan Lindgren, Juliana Yondt and Magnus Länje.
Printing: Elanders in Falköping 2010. Translation: The Bugli Company AB.



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